Form 20-F/A
period 1997-06-30
NATIONAL HEALTHCARE MANUFACTURING CORP
filed 1998-01-16
CIK 1010854

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 20-F
                      FISCAL 1997 ENDED JUNE 30, 1997

   ___
   ___ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    OR
   ___
   XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

                                    OR
   ___
   ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

                      Commission file number 0-27998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
          (Exact name of Registrant as specified in its charter)

                             Manitoba, Canada
              (Jurisdiction of incorporation or organization)

        251 Saulteaux Crescent, Winnipeg, Manitoba  Canada  R3J 3C7
                 (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act:
                                   None

     Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Shares, without par value
                             (Title of Class)

     Securities for which there is a reporting obligation pursuant to
     Section 15(d) of the Act:                                    None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
     covered by the annual report.                          11,070,415

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
     requirements for the past ninety days.           Yes xxx   No ___

     Indicate  by  check  mark  which  financial  statement  item  the
     registrant has elected to follow:       Item 17 XXX   Item 18 ___

                       Index to Exhibits on Page 77
               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                             TABLE OF CONTENTS
                                                           Page
Item 1.   Description of Business.........................    3
Item 2.   Description of Property.........................   25
Item 3.   Legal Proceedings...............................   28
Item 4.   Control of Registrant...........................   29
Item 5.   Nature of Trading Market........................   31
Item 6.   Exchange Controls and Other Limitation
          Affecting Security Holders......................   33
Item 7.   Taxation........................................   34
Item 8.   Selected Financial Data.........................   42
Item 9.   Management's Discussion and Analysis of
          Financial Condition and Results of Operations...   44
Item 10.  Directors and Officers of the Registrant........   62
Item 11.  Compensation of Directors and Officers..........   64
Item 12.  Options to Purchase Securities from Registrant
          or Subsidiaries.................................   66
Item 13.  Interest of Management in Certain Transactions..   70

                            PART II
Item 14.  Description of Securities to be Registered......   72

                           PART III
Item 15.  Defaults Upon Senior Securities.................   75
Item 16.  Changes in Securities and Changes in Security
          for Registered Securities.......................   75

                            PART IV
Item 17.  Financial Statements............................   75
Item 18.  Financial Statements
Item 19.  Financial Statements and Exhibits...............   76

                                  PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction
The Company is an automated medical products manufacturer, whose principal business is the assembly and packaging of disposable kits and trays for medical and surgical procedures, such as patient care trays, custom procedure kits, diagnostic trays and homecare kits. Through two of its subsidiaries, National Care Products Ltd. ("NCP") and National Healthcare Manufacturing Corporation, U.S. ("NHMC US"), the Company is also involved in manufacturing liquid products for use in the Company's kits and trays, and for distribution to healthcare institutions throughout North America.

The Company's head office and manufacturing facility is located at: 251 Saulteaux Crescent, Winnipeg, Manitoba, Canada R3J 3C7.

The contact person is Mahmood (Mac) Shahsavar, President, CEO, and Director. The telephone number is (204) 885-5555; and the facsimile number is (204) 885-5588.

The  Company  maintains  an  administrative and investor  relations  office located at:
409 Granville Street, Suite #1455, Vancouver, British Columbia, Canada V6C 1T2. The contact person is Morteza Seyed Torabian, Executive Vice President and Director. The telephone number is (604) 689-8581; and the facsimile number is (604) 689-8337.

The Company has an unlimited number of Class A common shares without par value authorized; and as of 6/30/97, the end of the Company's most recent fiscal year, there were 11,070,415 common shares outstanding. As of 11/30/97, there were 12,474,331 common shares outstanding.

Effective May 15, 1995, the Company's common shares were split on a 571.4286:1 basis. All discussion in this Annual Report refer to post-split stock unless otherwise indicated.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

The information in this Annual Report is current as of 11/30/97, unless otherwise indicated.
The Company was incorporated on August 23, 1993 under The Corporations Act (Manitoba) by registration of its Articles of Incorporation. The Company was extra-provincially registered in the Province of British Columbia on December 9, 1994.

The Company is a reporting Company in the Provinces of British Columbia and Manitoba. The Company's common shares have been listed for trading on the senior board of the Vancouver Stock Exchange since January 15, 1996 under the trading symbol "NHM". The common shares have also been quoted on the Small Capital Market of the National Association of Securities Dealers Automated Quotation system ("NASDAQ") since August 14, 1996 under the symbol "NHMCF".

The Company owns 100% of the issued and outstanding shares of National Healthcare Manufacturing Corporation, U.S. ("NHMC US"), a private company incorporated on October 25, 1994 under the Business Corporations Act (Delaware). NHMC US was established for the purpose of entering into certain lease arrangements (see ITEM #1, "Business of the Company, Operations, Equipment") and to carry on the medical products packaging operations of the Company in the USA. (see ITEM #1, "Business of Company, Operations, General").

The Company owns 100% of the issued and outstanding shares of Associated Healthcare Sales Ltd. ("AH Sales"), a private company incorporated on October 4, 1994 under The Corporations Act (Manitoba). AH Sales is a non-operating subsidiary of the Company.

The Company owns 100% of the issued and outstanding shares of National Care Products Ltd. ("NCP"), a private company incorporated on May 6, 1996 under The Corporations Act (Manitoba). NCP operates the business previously operated by Arjo Canada Inc. as its Liquid Division (see ITEM #1, "Business of the Company, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.").

The Company owns 50% of the issued and outstanding voting shares of National Healthcare Logistics, LLC, a Limited Liability Company ("NHLC"), a private company incorporated on March 26, 1997 under the Nevada Limited Liability Company Act. The remaining 50% of NHLC's voting shares is owned by Joe Smith and Duane Jorgenson, each as to 25%. NHLC was established to offer material management and alternative distribution channels to integrated hospital groups in the USA.
Initial Public Offering
The Company's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus with an effective date of 11/30/95, only to investors in the Canadian provinces of British Columbia and Manitoba, issuing 1,150,000 common shares, raising $2,070,000 (after agent's commissions).

Private Placements
In  July  1996,  the  Company completed the private  placement  of  905,000
  Special Warrants at $3.00 per Special Warrant. Each Special Warrant entitled the holder to receive, without additional cost or action, a common share and a share purchase warrant. The Special Warrants were converted on 8/1/97.

In January 1997, the Company completed the private placement of 1,600,000 Special Warrants at $6.00 per Special Warrant. Each Special Warrant entitled the holder, without additional cost or action, a common share and one share purchase warrant entitling the holder to purchase at $7.00 an additional common share. 91,000 Special Warrants were converted on 8/5/97. The remaining Special Warrants are expected to be converted in December 1997.

In October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of (a) US$2.33 or
(b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended June 30th, the average rates for the year, and the range of high and low rates for each year.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                Table No. 1
                  U.S. Dollar/Canadian Dollar

                                 Average    High     Low    Close
Fiscal Year Ended 6/30/97           1.37    1.40     1.33    1.38
Fiscal Year Ended 6/30/96           1.36    1.38     1.33    1.36
Fiscal Year Ended 6/30/95           1.38    1.42     1.34    1.37
Fiscal Year Ended 6/30/94           1.34    1.40     1.28    1.38

The current rate of exchange was 1.44 on November 30, 1997.
BUSINESS OF THE COMPANY

Description of Business and General Development
The Company is an automated medical products manufacturer, whose principal business is the assembly and packaging of disposable kits and trays for medical and surgical procedures, such as patient care trays, custom procedure kits, diagnostic trays and homecare kits (see the subheading "Products"). The market for the Company's products is comprised of users of medical and surgical device products such as hospitals, outpatient surgery centres, dental and medical clinics, retirement homes, homecare providers and multi-level care facilities. The Company has marketed its kit and tray products to various healthcare facilities throughout North America, through an independent sales team and independent distributors. (See the subheading "Market and Competition".)

Prior to the use of custom procedure kits, a healthcare facility would order from a number of sources and maintain a substantial inventory of each individual sterile product used in the procedures performed at that facility. Each surgical procedure would require a lengthy set-up time in which all products required for the surgical procedure would be manually selected and organized by hospital staff. In addition to placing demands on hospital personnel, this procedure had a greater risk of product contamination and waste. Custom procedure kits increase efficiency and productivity by consolidating the products used in a given surgical procedure into a single package. Pre-assembled kits eliminate the opening of many different packages of sterile materials and reduce the risk of contamination. They also reduce the demand on hospital personnel and facilities associated with the ordering and maintaining of inventory. Custom procedure kits are particularly beneficial to facilities that have limited storage space and limited investment in infrastructure and personnel. The use of custom procedure kits also allows for easier identification of costs associated with specific procedures.

The Company has acquired the Liquid Division of Arjo Canada Inc. ("Arjo") which manufactures liquid medical products, such as disinfectants, shampoos and skin creams, to the Company's range of products (see "Business of the Company - Acquisitions and Dispositions - Liquid Division of Arjo Canada Inc.") The Company has also acquired the on-going business and certain assets of Huntington Laboratories Gam-Med Division, Inc. which packages antimicrobial products in patented disposable plastic dispensers. (See ITEM #1, "Business of the Company, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.").

The Company received final approval in September 1997 for its acquisition of the exclusive right for Mertex and Mertex-Plus. These technologically-advanced fabrics are used to manufacture re-usable surgical gowns and drapes and provide protection against bodily fluids and bacterial contamination within an operating room environment. Having received FDA and ISO clearances, these fabrics are endorsed and are currently being used in a number of hospitals in North America and Europe.

Althin Medical A.B. of Sweden and Mediset GMBH of Germany have also been appointed for sales and marketing of these unique gowns and drapes throughout Germany and Scandinavian countries.

National Healthcare Logistics, LLC, a Limited Liability Company ("NHLC") was created in April 1997 by the Company as an equal partner with two well-respected U.S. authorities in materials management and medical distribution systems. The Company owns 150 Class A voting shares of NHLC purchased at a price of US$1.00 each and 750 Class C preferred non-voting shares of NHLC purchased at a price of US$1,500 each. The Company intends to contribute additional share capital to purchase a further 750 Class C preferred shares of NHLC. NHLC is in the service business managing the purchasing and distribution activities for multiple numbers of hospitals utilizing a "hub and spoke" distribution system. The hub and spoke distribution system is the start of the art in supply chain management for integrating hospital systems. This concept has been developed by Duane Jorgenson, one of the principals of NHLC, who is a highly regarded authority in material management logistics. Mr. Jorgenson has also developed and implemented a number of stockless inventory systems for hospitals throughout the USA. The formation of NHLC provides the Company with an entry to "alternative" distribution channels, a fast growing segment of the medical products distribution market. This directly benefits the Company and its subsidiaries by providing them with an excellent opportunity to market their products directly to end user hospitals through hub and spoke distribution systems managed by NHLC. In August 1997, NHLC entered into a 10-year agreement with Sysco Corporation, through which NHLC will bring in supply management contracts for various integrated hospital systems, based on hub and spoke distribution, while Sysco Corporation will provide the capital for setting up the hubs and provide inventory and distribution.

The Company markets all its products to hospitals, long term care facilities and homecare providers in Canada through independent distributors. The Company uses an independent sales team and its interest in NHLC to market its products in the United States and Europe. Through its 50% interest in the recently-founded NHLC, a medical products purchasing and distribution company, the Company is further establishing its U.S. market presence. Also, as part of its marketing strategy, the Company intends to introduce the "NCP" (standing for "National Care Products") brand name.

The Company has signed a definite agreement to purchase 100% of privately-held Medi Guard Inc., one of Canada's leading manufacturers of celluose-based disposable protective products for medical use. Completion of this acquisition is subject to Vancouver Stock Exchange approval.

The Company was inactive from incorporation until June 1994 when it began raising capital for the acquisition and modification of its Winnipeg facility for the packaging of medical supplies for the healthcare industry. To date, the Company has accomplished the following:

    in October 1994, secured in excess of $10 million in lease financing for three robotic multi-component packaging assembly lines (see ITEM #1, "Business of the Company, Operations, Equipment");

    in  November  and December 1994 entered into agreements with  both  the
     Government of Manitoba and Government of Canada for financial assistance of up to $4,611,852 (certain conditions apply, see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations");

    in December 1994, acquired a 71,000 square foot manufacturing plant sited on approximately 3.396 acres of land (the "Property") located in Winnipeg, Manitoba (see ITEM #1, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Property");

    modified the Winnipeg manufacturing plant and upgraded its utility systems to meet production requirements;

    purchased the necessary machinery and warehousing equipment to meet operation requirements (see ITEM #1, "Business of the Company, Operations, Production Line Assembly Equipment");

    in May 1995, acquired the exclusive North American and European licenses to use certain robotic technology to assemble, package and market trays, packs and custom procedure kits in the Continental USA and Canada (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Robotic Technology License Agreement");

    in July 1995 officially opened its Winnipeg manufacturing facility and in September 1995 shipped its first order of kits and trays for sterilization.

    obtained  a listing as a 'senior board company' on the Vancouver  Stock
     Exchange on January 15, 1996;

    obtained U.S. Food and Drug Administration ("FDA") designation of the Company's Winnipeg manufacturing facility as a 'Class 10,000 clean room' (see ITEM #1, "Business of the Company, Operations, Regulatory Process");

    obtained  registration  in  the USA with the  Securities  and  Exchange
     Commission under Section 12g of the 1934 Act;

    in August 1996, commenced trading on the NASDAQ Small Cap Market, under symbol NHMCF;

    in September 1996, completed an upgrade to its robotic packaging technology and developed new feeder assemblies for the placement of various medical tray and kit components;

    in  September  1996, acquired the Liquid Division of Arjo  Canada  Inc.
     (see ITEM #9, Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.");

    in   January  1997,  completed  the  Special  Warrant  ("SW")   Private
     Placement;

    in  February 1997, acquired the on-going business and certain assets of
     Huntington Laboratories Gam-Med Division, Inc., including a 15,253 square foot manufacturing facility located in Antioch, Illinois, USA. (see ITEM #9, Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.");

    in March 1997, co-founded NHLC, a private Nevada company established to manage the purchasing and distribution of medical products, including those of the Company, to hospital groups in the USA;

    in August 1997, through its 50% interest in NHLC, entered into a 10-year agreement with Sysco Corporation to provide material distribution to integrated hospital systems (see ITEM #9, Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, National Healthcare Logistics, LLC";

    in September 1997, completed the acquisition of certain textile rights from Importex (see ITEM #9, Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Textile Rights, Importex Corporation"); and

    in   October  1997,  completed  the  Convertible  Note  ("CN")  Private
     Placement.

    in November 1997, signed definite agreement to purchase 100% of privately-held Medi Guard Inc., a leading Canadian manufacuturer of cellulose based disposable protective products.
Products

The Company's business consists of the assembly and packaging of sterile and non-sterile ready-to-use custom procedure trays, packs and kits, containing mostly disposable medical/surgical products, for hospitals, outpatient surgery centres, dental and medical clinics, retirement homes, homecare providers and multi-level care facilities. The Company produces medical and surgical products under its own brand name.

The  Company's product line is comprised of several hundred items,  ranging
in  price  from $1.00 to $1,900 based on the complexity of each item.   The
Company's production cost is estimated as follows:


                                   Patient Care  Custom Proced
                                   Trays         ure Trays
Direct Cost (labour and             55% to 68%    40% to 55%
materials)
Indirect Cost (indirect labour,     12% to 15%    12% to 15%
manufacturing supervision, etc.)


To date, the Company's products include the following:

       patient care trays
       custom procedure kits
       medical, speciality and diagnostic trays wound care kits and mother/baby kits
       NCP liquid products
       surgical textiles
       antimicrobial products

Patient Care Trays
Sterile patient care trays include those for dressings, urinary catheterization, irrigation, and suture removal. Non-sterile patient care trays include those for mouth care, shave preparation and enema administration.

Custom Procedure Kits
All of the Company's custom procedure kits (which include orthopaedic kits, eye packs, laparoscopy kits, anthroscopy kits and cardiovascular kits) are sterile. The main custom procedure products have been developed. A custom procedure kit is a single tray/package containing a procedure-ready set of customer specified disposable supplies in a pre-determined configuration. Typically, the product is aseptically wrapped, sterilized and delivered to the customer as needed. The custom kits are designed to meet individual customer specifications. Contents may be as simple as a double-wrapped bowl, pitcher and cup with lid to a complex tray of items for open heart surgery, including a bulky collection of towels, gowns and drapes. The majority of the items included in the custom kits are disposable. As an example, a typical custom kit for a cataract procedure would include all of the following items:

* Latex Gloves            * Mayo Stand Cover  * Table Cover
* Med Cup                 * Suture Bag        * Syringe 3cc L/L
* Saline                  * Wrap 23" x 24"    * Tray
* Cotton Tip Applicator   * Eye Pad           * Sponge 3" x 3"
* Sponge 8" x 4"          * Incise Drape      * Wrap 54" x 54"
* Eye Spears


Medical, Specialty and Diagnostic Trays
Medical, specialty and diagnostic trays cover such procedures as regional anaesthesia, lumbar puncture and myelogram. This product line is still under development.

Wound Care Kits and Mother/Baby Kits
The Company has introduced two other product lines, namely the wound care kits and mother/baby kits, for the homecare market. The Company is not aware of any current competition existing for these products. The mother/baby kits each contain four days of supplies commonly required by mothers and newborns upon their discharge from hospital following the infant's birth.

NCP Liquid Products
Pursuant to the Arjo Agreement (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc."), the following lists the private label products (the "NCP Products") for which formulae has been transferred by Arjo to NCP:

Mouthwash/Mouthrinse               Shampoo and Body Wash
Hair Conditioner                   High Powered Cleanaway
Whirlclean                         Vita Health Vitamin E Cream
Hand and Body Lotion               Tub Cleansers
All Purpose Disinfectant           Medicated and Non-Medicated Skin Creams
Antiseptic Liquid Hand Soaps       Scrubs and Preps


<APGE>

Surgical Textiles
Pursuant to the Importex Assignment (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Importex Corpora-tion"), the Company acquired the exclusive rights to distribute and sell Mertex and Mertex Plus protective textiles. These state-of-the-art textiles are used to manufacture reusable surgical gowns and drapes. Mertex and Mertex Plus offer technologically advanced protection from bodily fluids and bacterial contamination. With a life expectancy of 80 uses, these fabrics are not only economical, but reduce medical waste.

Antimicrobial Products
Pursuant to the Gam-Med Agreement (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc."), the Company's subsidiary has agreed to purchase Ecolab iodine products, which will be sold by the Company both separately and as part of a kit/tray.


Proprietary Protection
Neither the Company nor Excelco has made application for patent protection relating to the Robotic Technology.

The Arjo Agreement transferred any outstanding service marks, trademarks, trade names and copyrights provided to NCP solely for the purpose of manufacturing and distributing of products for the authorized person(s) selling those products.

The Gam-Med Agreement transferred all proprietary patents relating to the fusion moulding process technology acquired by NHMC US thereunder.

The Importex Agreement gives the Company exclusive North American and European marketing rights for Mertex and Mertex Plus for five years.
Market and Competition
The statistical information provided throughout this section has been sourced from reports and public offering disclosure published by competitors believed by Management of the Company to be accurate, from common and general industry knowledge, and knowledge of the Company's executive obtained through experience in the industry and related activities.

The Market

Kits and Trays Market
The Company has entered the procedure tray segment of the medical device market. This segment is comprised of patient care trays, custom procedure kits and diagnostic trays. The Company's management estimates that in North America, the market for patient care trays is approximately $1.3 billion annually and growing at a minimum rate of 5% per year, while the market for custom procedure kits and diagnostic trays is approximately $1.8 billion annually and growing at a minimum of 10% per year. The market for such products in Europe and elsewhere cannot presently be determined.

The market for the Company's procedure tray products is comprised of users of medical and surgical device products such as hospitals, outpatient surgery centres, dental and medical clinics, retirement homes, homecare providers and multi-level care facilities. The Company has marketed its procedure tray products to various healthcare facilities throughout North America, through independent distributors, and sales to date have been made in Canada and Asia. Although the Company does not intend to provide exclusive distribution rights to its procedure tray products to any party, the Company's marketing efforts to date have resulted in alliances with the following Canadian distributors to cover the Provinces noted:

  Medical Mart Supplies Limited        - Quebec and Ontario
  Cascade Dismed                       - Quebec and Ontario
  Stevens and Sons                     - Western Canada and Ontario
  Associated Healthcare Systems Inc.   - British Columbia and Alberta
  Can-Med Surgical Supplies Limited    - Nova Scotia and Newfoundland

No formal written agreements have been entered into between the Company and any of the above distributors, all of which are arms' length to the Company.

The  United  States and Europe are the Company's other primary targets  for all its products. The Company is permitted by the FDA to market all its current patient care trays and custom procedure kits in the USA. The Company's sales and marketing efforts have resulted in establishing an independent national sales team in the USA; the Company also signed with two European distributors, Althin Medical A.B. of Sweden and Mediset GMBH of Germany. The Company has also co-founded NHLC which offers and manages alternative material distribution channels to integrated hospital systems. In August 1997, NHLC signed a 10-year agreement with Sysco Corporation to provide material management distribution systems to hospitals throughout the USA.

Liquid Products Market
NCP products currently compete in the $450 million consumable chemicals segment of the $2.1 billion healthcare infection control market in North America. NCP's current product mix is focused on the long term care segment, with secondary applications in hospitals. NCP products are currently supplied through Arjo Industries. The Company is seeking regional and national distributors to facilitate access to all segments of the North American market.


Competition

Kits and Trays Competition
The Canadian market for kits and trays is dominated by two companies, Baxter Canada Inc. and Ingram & Bell Inc. Baxter International Corporation ("Baxter") of Deerfield, Illinois, has more than 50% of the tray market in both the USA and Canada in all market sub-segments. Baxter is positioned as the leading manufacturer and marketer of products and services used in healthcare settings. Ingram & Bell Inc. ("I & B"), a subsidiary of MDS Health Group Ltd., is the leading Canadian owned distributor of medical/surgical supplies and equipment. I & B only participates in the Canadian market. In June 1997, the parent companies of Baxter and I & B merged to form a new company, Source Medical, to service the Canadian market.

    Patient Care Trays
     Baxter supplies 50% of the $50 million market in Canada by importing trays that are private branded for them by a contract manufacturer. I & B controls 30% of the market via their own manufacturing facility in Canada. The balance of the market is very fragmented with five or six small players. This market has achieved a substantial conversion to single use product in hospitals but continues to grow at a minimum rate of 5% per year due to market expansion in other areas.

    Custom Procedure Trays
     I & B has a minor position in this segment in Canada. This market is served by U.S. manufacturers exporting product and serving the market by a direct sales force or via select distributors. In addition to Baxter Custom Sterile, a division of Baxter, the major providers are
     Maxxim and Deroyal. This market is in its infancy in Canada and growing at a minimum rate of 20% per year. This market represents an opportunity area for the Company.

    Medical Specialty and Diagnostic Trays
     I & B and Preferred Medical Products of Thorald, Ontario, are the two Canadian manufacturers of these products. I & B supplies their own requirements for the Canadian market. Preferred Medical Products markets their product directly in Canada and via specialty distributors in the U.S. The other entrants are Baxter and Portex (the trademark for Smith Industries Medical Systems), both of whom have major market shares in Canada and the U.S. There are manufacturers that supply only the U.S. market, such as Kendall Healthcare Products Co.

     This segment represents an area of innovation and relatively high profit potential for the Company. The complexity of the product and the direct decision making process by the end user removes this product segment from the commodity area. While price is important in the buying process, innovation, product design and personal rapport are the key factors for success.

Liquid Products Competition

    Skincare Products
     The major competitors in this segment are Sween, Calgon and Huntington Laboratories. Skincare products are Sween's primary market focus, whereas Calgon and Huntington access this segment as add on sales from their handwashing customers.

    Bathing Products
     Competition consists of Sween and Calgon, as well as companies such as Chester Labs and Amada.

    Antimicrobial Handwashing Products
     Calgon and Huntington Laboratories are the current market leaders.

    Surgical Scrub Products
     This is a highly fragmented component of the overall market, with Purdue Fredrick, Becton-Dickenson, Baxter Healthcare, and Huntington Laboratories being the key competitors.

Pricing Policy
It is the Company's policy to price its products at a slight discount to market.

Competitive Environment
Consolidation of the kit and tray industry has been occurring for the past few years as distributors divest of manufacturing subsidiaries in order to return to their core business and manufacturers acquire small regional competitors to realize the benefits of increased economics of scale. This is evidenced by the actions of several competitors in the industry: the merger of the parent companies of Baxter and I & B; the sale by Owens and Minor of its unprofitable tray business to Sterile Concepts in 1990; the sale by Johnson & Johnson of Sterile Design to Maxxim Medical Inc. in 1993; the purchase by Isolyser of MedSurg; the desire by I & B to divest of its manufacturing facilities in Canada; and the purchase by Maxxim of Sterile Concepts.

The following table indicates the current North American market share (with respect to the kit and tray product segments in which the Company competes) estimated by the Company to be held by certain competitors:

                          Market Share
 Name of Competitor
                              U.S.                 Canada
Baxter                         44%                    0%
Maxxim Medical                 23%                    4%
Deroyal                        10%                   10%
Source Medical                 --                    80%
Others*                        23%                    6%
Total                         100%                  100%

* Smaller manufacturing competitors include the Company, C.R. Bard, Seamles, Cypress Medical Products and Trinity Laboratories.

The foregoing estimates are based upon the knowledge and experience within the kit and tray industry possessed by management of the Company.
Key Success Factors

Low Cost Producers
Price competition increases the importance of reducing production costs. The Company intends to become the low cost producer of procedure trays with its automated assembly line, allowing the Company to establish a cost advantage over its U.S. competitors. In addition, a Canadian manufacturing facility should reduce transportation and holding costs relative to U.S. competitors.

Access to Distribution Networks
In attempting to achieve efficient distribution of product, existing competitors have shown their commitment to developing sophisticated material handling systems for their customers to achieve this goal by introducing Just-In-Time ("JIT") inventory and practices.

The Company intends to access customers, through independent distributors, in a quick and efficient manner in order to pass the benefits of lower production costs on to the consumer. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions", for information relating to the Company's recent acquisitions.)

Customer Service
A high commitment to service and a fast response to consumer demands are critical to success in this market. The Company's automated production allows it to achieve a timely product turnaround (from order to shipment) in 45 days, as opposed to the industry standard which management believes is 90 days.

Reference should be made to ITEM #1, "Business of the Company, Products" for additional information concerning the pricing of the Company's products. In addition, reference should be made to disclosure under ITEM #1, "Business of the Company, Description of Business and General Development" with respect to the Company's marketing plan.


Marketing Plans and Strategies
Management believes that the healthcare industry is currently undergoing significant transformations driven not by legislation, but by major purchasers of healthcare. One important element of this reform is the continuous effort on the part of healthcare providers to streamline routines and maximize efficiencies by eliminating labour intensive processes and reducing procedural costs without negative impact on the outcome of those procedures.

The Company's approach to serving the healthcare industry is to introduce cost effective systems. New and progressive concepts for healthcare industry supply and distribution will be continuously explored by the Company in order to assist end users in reducing and having better control over their costs. Although the Company expects to expand its growth in Canada, its primary focus will be to the U.S. market where it believes that the low Canadian dollar, low production cost and quick purchase order turnaround will enable it to enter into strategic business alliances with established North American marketing and distribution companies such as the distribution agreement entered into August 1997 between NHLC and Sysco Corporation.

Since the initial public offering, the Company has added the following key individuals to assist with its sales and marketing program:
  Gordon John Farrimond - VP, Sales and Marketing, and Director;
  Nancy Clark           - Vice President Operations; and
  John Stone            - VP, Mertex and Mertex-Plus Surgical Division.

Recent acquisitions have resulted in synergistic opportunities for sales and marketing and have provided distribution channels to a broader and more established market.

The Company advertises in trade magazines and has attended numerous trade and investment shows throughout North America. Since the initial public offering, the Company has expended over $500,000 on administration costs to cover the Company's marketing program. The Company anticipates that over the next 12 months, over $1,000,000 will be required to meet the costs of its marketing program which is designed to meet its stated business objectives, the major components of which are as follows:

          Marketing Component           Monthly Cost
          Advertising                   $ 10,000
          Brochures and Promotional        5,000
          Conferences                      2,000
          Samples                          3,000
          Salaries and Consultants        70,000
          Tradeshows                       2,000
          Total                        $  92,000
Risk Factors

Investment in the Company's common shares must be considered highly speculative due to the nature of the Issuer's business and its present stage of development. Specific risk factors to be considered include, but are not limited to, the following:

(1) The market for the Company's products is highly competitive and subject to increasing competition based on price. The Company has a limited operating history and existing competitors may have greater financial and managerial resources, operating histories and name recognition. There is no assurance that the Company will be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advances or maintain a unit selling price competitive with other products. (See ITEM #1, "Business of the Company, Market and Competition".)

(2) The Company's operations currently rely upon the two computerized form-fill seal units and two robotic units for the assembly and packaging of its product.

(3) Receipt of the balance of the government financial assistance, and repayment of the total amounts received, as disclosed under the heading ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations", are subject to certain conditions.

(4) The Company is subject to government regulations in the jurisdictions in which it distributes its products. Future changes in such regulations may have an adverse impact on the operations of the Company.

(6) Neither the Company nor Excelco has filed an application for patent protection relating to the Robotic Technology.

(7) The  Company  is dependent upon the personal efforts and commitment  of
    its  management  team.   The  loss of senior management  personnel  may
    adversely affect the Company.

(8) The Company's business may be affected by other factors beyond its control, such as economic recessions and adverse fluctuations in foreign exchange rates.

(9) The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The MG Agreement and the WEDD Agreement place certain restrictions on the payment of dividends by the Company. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations".)

(10)Certain of the Company's directors and officers may serve as directors or officers of, or have shareholdings in, other companies and, to the extent that such other companies may compete with the Company, conflicts of interests may arise which may be harmful to the interests of the Company. (See ITEM #13, "Interest of Management in Certain Transactions".)

(11)The Company's business utilizes a new technology that is being developed for the purpose of the Company's business. Accordingly, the Company is subject to risks associated with start-up companies, including start-up losses, uncertainty of revenues, markets and profitability and the necessity of additional funding. In addition, the technology acquired by the Company and being developed by the Company has not yet been proven in a production environment on an ongoing basis.

(12)The evolving nature of the healthcare industry in North America in terms of cost containment is leading to changing purchasing practices amongst purchasers at various institutions. This change in purchasing environment (i.e. towards a more centralized buying approach) may put additional pressure on the Company to compete on a price basis in order to achieve adequate market penetration and maintain customer loyalty. There can be no assurances that the Company will be able to implement its business strategy with its current pricing structure.
Plan of Operations

Sources of Funds
At 6/30/97, the Company had working capital of $5,456,000, including $4,213,255 in cash and equivalents.

The Company received the final advance on the MG Loan of $561,000 in August 1997; and received an additional advance from WEDD of $150,655 in October 1997.

In addition, in October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of
(a) US$2.33 or (b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.

Each CN Warrant is exercisable for two years (until 10/1/99), and entitles the holder to purchase one common share at US$4.76 per share in the first year and at US$5.20 per share during the second year. A holder of a Convertible Debenture has the right to convert same at any time during the Debenture Conversion Period, commencing the earlier of: (a) December 30, 1997 or (b) the later of the effective date of a Registration Statement filed with the US Securities and Exchange Commission under the 1933 Act regarding the Convertible Notes or the date on which the last of the receipts for a prospectus filed with British Columbia Securities Commission regarding registration of the Convertible Debentures and CN Warrants, and maturing on October 2, 1998.

The Company has 1,267,154 stock options outstanding entitling the holders to acquire additional shares at prices ranging from $2.00 to $6.13 per share. The Company has 1,076,000 share purchase warrants outstanding entitling the holder to acquire additional shares at prices ranging from $3.50 to $7.94 per share.

In addition, in January 1997, the Company issued 1,600,000 Special Warrants at $6.00 each. Each Special Warrant entitles the holder to acquire, without additional payment, one SW Unit. Each SW Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one additional common share at $7.00 until 1/9/98. 1,509,000 of these Special Warrants remain outstanding.

The  Company  believes that it has sufficient working capital   to  sustain
operations through Fiscal 1998. The Company anticipates profitable and self-sustaining operations to be achieved by the end of Fiscal 1998.

Uses of Funds
While the Company generated $4.9 million in revenue from sales in Fiscal 1997, net losses of $4.2 million were still reported. During Fiscal 1998, the Company anticipates generating about $26 million in revenue and a small profit.

The Company expenses research/development costs in the period incurred and anticipates about $300,000 of such expenses during Fiscal 1998.

In addition, the Company anticipates capital expenditure of about $4 million, including the Medi Guard Inc. acquisition.

Finally, the Company anticipates utilizing about $3 million to reduce long-term debt and capital leases.

Anticipated Changes to Facilities/Employees
The Company anticipates acquiring material facilities during Fiscal 1998 to facilitate manufacturing and marketing growth. The Company anticipates staffing at the Vancouver, British Columbia office will remain the same in Fiscal 1998. Staffing at the Winnipeg, Manitoba head office/manufacturing facility is anticipated to increase modestly from 84 employees at 6/30/97. Staffing at the Antioch, Illinois, USA, manufacturing facility is anticipated to increase modestly from 20 employees at 6/30/97. Recently acquired, Medi Guard Inc. has thirty employees.

Research and Development Activities
During Fiscal 1995, the Company expended approximately $1.4 million on research and development efforts, primarily to develop and fine tune its robotic manufacturing/packaging technology. During Fiscal 1996, the Company expended approximately $0.5 million on such efforts, primarily to develop a second generation of its technology, with new feeders for its robots to handle various components for new products. During Fiscal 1997, the Company expended approximately $0.4 million on such efforts, primarily to fine tune its robotic manufacturing/packaging technology. During Fiscal 1998, the Company expected to expend approximately $0.3 million on such efforts, primarily to generate fourth generation technology aimed at further automation of the manufacturing facility.


USA vs. Foreign Sales/Assets
During Fiscal 1995, the Company generated no revenue.

During Fiscal 1996, the Company generated $171,217 of its revenue through sales in Canada and $384,888 in the United States.

During Fiscal 1997, the Company generated $2,423,366 of its revenue through sales in Canada and $2,482,035 in the United States.

At 6/30/96 and 6/30/97, all assets were located in Canada with the exception of $1.1 million located in Antioch, Illinois, representing NHMC Gam-Med Division US and $2.3 located in California representing laboratory equipment.


Employees
At   11/30/97,   the  Company operated with  the/services   of   its  eight
 Directors, eleven Executive Officers (six of whom are Directors), and ninety-three (93) additional employees. In addition, recently acquired Medi Guard Inc. has thirty employees. There is no collective bargaining agreement in place.
ITEM 2.  DESCRIPTION OF PROPERTY

General
The  Company  owns a 71,000 square foot manufacturing plant, located  on  a
3.396 acre fully developed site at 251 Saulteaux Crescent, Winnipeg, Manitoba. This facility is located in the Murray Industrial Park, close to the Winnipeg International Airport. At the Winnipeg facility, kits and trays are assembled, and liquid products are formulated and produced.

Where necessary, sterilization of the Company's kits and trays occurs following assembly of the components in the Winnipeg facility. Sterilization of the Company's kits and trays is provided under contract by various companies at arms'-length to the Company. The sterilization process currently utilizes technology associated with ethylene oxide gas.

The Company also owns a 15,253 square foot manufacturing plant, located on a 9.568 acre fully developed site at 712 Anita Street, Antioch, Illinois. Using a proprietary plastic fusion molding process, NHMC US custom packages a wide variety of antimicrobial solutions in patented disposable plastic dispensers.

The Company has obtained general liability insurance in the amount of $5,000,000. While the Company believes that its insurance provisions are adequate for its operations, there can be no assurance that the coverage maintained by the Company will be sufficient to cover any future claims or will continue to be available in adequate amounts or at a reasonable cost.

Regulatory Process
All phases of the Company's manufacturing, sterilization and distribution process in Canada are governed by the Food and Drug Act, R.S., c.F-27, s.1 (the "CFDA"). The class of medical devices forming part of the Company's products sold in Canada requires the filing of a medical device notification form with the Bureau of Radiation and Medical Devices, Device Evaluation Division (the "Bureau"), within 10 days of the first completed sale of the device. The purpose of this filing is to inform the Bureau that the Company is marketing a product which conforms with the Bureau's requirements. To date, all requisite filings have been made by the Company under the CFDA.

In addition, the export of certain products of the Company from Canada is subject to further regulation.

Distribution of the Company's products in the U.S. is subject to FDA Good Manufacturing Practices Regulations ("GMPR") CFR 801 and CFR 820. The main elements of the GMPR cover quality assurance systems, building environment, equipment and calibration thereof, components and raw materials, labelling, packaging, distribution, quality control testing, quality control documentation and product failure complaints. In the U.S., medical device manufacturers and importers are required to file premarket notifications under s. 510(k) of the Federal Food, Drug and Cosmetic Act for each type of device with the FDA. As a general practice, for each new device that the Company develops, the Company files a premarket notification with the FDA. Effective May 20, 1997, the FDA established Interim Regulatory Guidance ("IRG") exempting pre-market notification for packs and trays. As a result of the IRG, the Company is allowed to market all of its current packs and trays in the U.S.

The Company's Winnipeg manufacturing facility has been designated by the FDA as a 'Class 10,000 clean room'. Clean room classification specifies concentration limits for airborne particles within the confines of a designated space; the lower the classification number, the cleaner the environment. Class 100,000 is the minimum requirement for the Company's type of operation. The Company's Class 10,000 clean room designation means its Winnipeg facility is 10 times cleaner than the minimum requirement.

Suppliers
There exist approximately 400 to 500 suppliers from which the Company may purchase the components for its kits and trays. The Company purchases such components from numerous North American suppliers based upon an evaluation with emphasis on quality and pricing. Major product purchases of the Company include procedural hospital tray components and packaging materials. The Company also relies on supplies from its own subsidiaries.

Equipment
The Company has purchased most of its automated insertion equipment, together with two fully computerized Tiromat 3000 Form-Fill-Seal packaging units (the "Tiromats"). The Company utilizes this equipment together with two leased robotic units to assemble and package patient care trays and procedural kits. The Tiromats form trays, seal packages, and print barcode and product/customer related information. The robotic units pick and place the tray components. The first robotic unit has been utilized since commencement of production in July 1995; the second robotic unit was installed in July 1997 and will be operational in Fiscal 1998. The cost of leasing the robotic units is covered under the existing Lease Agreements (referred to below).

As at September 30, 1997, the Company has spent $962,942 to install and upgrade its robotic units. The Company is in the process of finalizing its fourth generation robotic packaging units. These additional units will be used to package operating room packs. The Company has allocated $250,000 from the current Funds Available towards the upgrade and installation of its fourth generation robotic units.


The Company leases specialized equipment (the "Equipment"), including the robotic packaging units, under three capital leases (collectively, the "Lease Agreements") from arms'-length parties, D & T Leasing, Inc. and D & T Leasing Limited Partnership (jointly, the "Lessors"). The Lease Agreements have been entered into by NHMC US, which was established for the specific purpose of entering into the Lease Agreements on behalf of its parent company, the Company. The Lease Agreements provide for the following payments by NHMC US over the next five fiscal years of the Company (converted from U.S. to Canadian dollars using the exchange rate as at June 30, 1997):

                           Lease         Lease        Lease       Total
                       NHM#1094-001   NHM#1094-002   NHM#1194
1998                      $1,131,226    $  619,818    $675,705  $2,426,749
1999                       1,131,226       619,818     619,400   2,370,444
2000                       1,131,226       619,818         nil   1,751,044
2001                       1,131,226       619,818         nil   1,751,044
2002                         377,077       309,909         nil     686,986
Total Minimum              4,901,981     2,789,181   1,295,105   8,986,267
Payments
Less Interest              1,055,670       619,705      87,355   1,762,730
approximating 10.4%
to 11.5%
                           3,846,311     2,169,476   1,207,750   7,223,537
Less Current Portion         726,397       390,484     601,671   1,718,552
Balance of Obligation     $3,119,914    $1,778,992  $  606,079  $5,504,985

Upon expiration of the initial terms of the Lease Agreements, the Lease Agreements will automatically renew for successive three month terms unless either party gives notice to the contrary. NHMC US has the option to purchase the equipment leased under Leases NHM#1094-001 and NHM#1094-002 at the expiry of their respective terms by paying the fair market value of the equipment. NHMC US also has the option to purchase the equipment leased under Lease NHM#1194 at the expiry of the term by paying the fair market value of the equipment, which has been agreed to be nominal.

As the owner of the Robotic Technology incorporated into the Equipment, Excelco has the right, pursuant to an agreement, dated October 26, 1994 (the "Guarantee Agreement") with the Lessor, to acquire the leased robotic packaging unit for $100 if NHMC US does not exercise its option to acquire the same upon expiration of Lease NHM#1094-001.

Reference is made to ITEM #9, Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Robotic Technology License Agreement" for specific information relating to the grant by Excelco to the Company of the exclusive right to assemble, package and market custom procedure tray packaging in North America using Excelco's Robotic Technology.

ITEM 3.  LEGAL PROCEEDINGS

Equipment Lease Dispute
Since Fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in Fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, the Company made certain adjustments in 1995 to the various equipment under capital leases and the lease obligations based on the then interpretation of the settlement terms.

During Fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:
a) the refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor; and
b) the implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

Accordingly, the capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.


Other  than disclosed above, the Company knows of no  material, active   or
pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other   than  disclosed above, the Company knows of no active   or  pending
 proceedings  against  anyone  that  might   materially adversely affect an
interest of the Company.
ITEM 4.  CONTROL OF REGISTRANT

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as disclosed below.

Table No. 2 lists as of 11/30/97, all persons/companies known to the Registrant to be the beneficial owner of more than ten percent (10%) of the outstanding common shares of the Registrant.

                                Table No. 2
                             10% Shareholders
Title                                 Amount and Nature   Percent
  of                                      of Beneficial        of
Class   Name of Beneficial Owner              Ownership   Class #
Common  Janice Shahsavar (1)                  4,491,805     36.1%
        Total                                 4,491,805     36.1%

   120,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
     100,000 represent currently exercisable stock options. 4,271,805 shares are held indirectly through Excelco, a private company controlled by Ms. Shahsavar.
   1,071,100 shares held by Mahmood (Mac) Shahsavar excluded.

  #  Based on 12,474,331 shares outstanding as of 11/30/97.
Table No. 3 lists as of 11/30/97, all Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                Table No. 3
                  Shareholdings of Directors and Officers
Title                                 Amount and Nature   Percent
  of                                      of Beneficial        of
Class   Name of Beneficial Owner              Ownership   Class #
Common  Janice Shahsavar (1)                  4,491,805     36.0%
Common  Mahmood (Mac) Shahsavar (2)           1,071,100      8.3%
Common  Morteza Seyed Torabian (3)              675,874      5.3%
Common  Alice Elaine Affleck (4)                290,600      2.3%
Common  Aristotle (Telly) John Mercury (5)      175,498      1.4%
Common  Robert Alexander Jackson (6)             81,400      0.7%
Common  Gordon John Farrimond (7)                57,900      0.5%
Common  Reginald Adrian Ebbeling (8)             32,000      0.3%
Common  Ross Scavuzzo (9)                        20,000      0.2%
Common  Darrell Wayne Van Dyke (9)               20,000      0.2%
Common  Richard J. Johnson (10)                  19,250      0.1%
Common  John Ryrie Stone (11)                    27,000      0.2%
Common  Nancy Clark (12)                         17,000      0.1%
Total Directors/Officers                      6,979,427     55.6%

(1) 120,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
     100,000  represent  currently exercisable  stock  options.   4,271,805
     shares
     are held indirectly through Excelco, a private company controlled   by
     Ms.
     Shahsavar.    1,063,600   shares  held  by  Mahmood  (Mac)   Shahsavar
     excluded.
(2) 690,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
     370,000 represent currently exercisable stock options. Excludes 4,491,805 shares held directly/indirectly by Janice Shahsavar.
(3) 120,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
     210,779 represent currently exercisable stock options. 17,000 represent currently exercisable Special Warrants which are held indirectly through
     Paymon Trading, a private company controlled by the Torabian family.
(4) 80,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
     75,000 represent currently exercisable stock options.
(5)  30,000 represent currently exercisable stock options.
(6) 50,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance
Shares".
     28,500 represent currently exercisable stock options.
(7)  47,500 represent currently exercisable stock options.
(8)  17,000 represent currently exercisable stock options.
(9)  20,000 represent currently exercisable stock options.
(10) 19,250 represent currently exercisable stock options.
(11) 10,000 represent currently exercisable stock options.
(12) 17,000 represent currently exercisable Special Warrants.

 # Based on 12,474,331 common shares outstanding as of 11/30/97 and stock options/Special Warrants held by each beneficial owner which are exercisable within 60 days.

ITEM 5.  NATURE OF TRADING MARKET

The Company's common shares trade on the Senior Board of the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, having the trading symbol "NHM" and CUSIP# 635902-10-9. The common shares were posted/called for trading on 1/15/96.

The Company's common shares trade on the NASDAQ Small Cap Stock Market in the United States, having the trading symbol "NHMCF". Trading on NASDAQ was initiated on 8/14/96.

Table No. 4 lists the trading activity on the Vancouver Stock Exchange during the last six fiscal quarters. The closing price on 11/30/97 was CDN$4.20.

                                Table No. 4
                 Vancouver Stock Exchange Trading Activity
                                               Canadian Dollars__
Fiscal Quarter Ended              Volume     High    Low    Close
June 30, 1997                    589,772    $7.75  $5.50    $7.25
March 31, 19976                  500,399     8.00   6.00     7.00
December 31, 1996              1,805,605     8.00   3.80     7.00
September 30, 1996               598,152     4.85   3.80     4.15

June 30, 1996                    931,720    $4.46  $2.66    $4.30
March 31, 1996                 1,669,783     3.15   2.00     2.75

Table  No.  5  lists  the trading activity on the NASDAQ  Small  Cap  Stock
Exchange  during  the  last four fiscal quarters.   The  closing  price  on
11/30/97 was US$2.89.

                                Table No. 5
                 Vancouver Stock Exchange Trading Activity
                                            _____US Dollars______
Fiscal Quarter Ended              Volume     High    Low    Close
June 30, 1997                  1,177,701    $5.94  $3.88    $5.38
March 31, 1997                 1,236,000     6.00   4.25     5.09
December 31, 1996              2,973,400     6.62   2.75     5.25
September 30, 1996                95,000     3.62   2.75     3.06

The  Company's  common  shares  are issued  in  registered  form.   Pacific
Corporate Trust Company (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On 10/15/97, the shareholders' list for the Company's common shares showed 126 registered shareholders and 12,474,331 shares outstanding. 40 of these registered shareholders were U.S. residents, holding 2,751,695 shares or 22% of the issued stock.

The Company has researched indirect holdings registered to the various depository institutions and stockbrokerage firms and estimates that there were 3300 "holders of record" resident in the United States holding the above referenced 2,751,695 shares.

Based on the above research and other research, the Company estimates that there are in excess of 4300 beneficial shareholders.

The  Company's  common shares are not registered to trade  in   the  United
States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Pursuant to the MG Agreement the Company is restricted from paying any dividends for the first three years after the advance of funds under the MG Agreement (until October 1998).

In   addition,   the  WEDD Agreement prohibits  the  Company   from  paying
  dividends without the prior written approval of the FGWEDD until the WEDD loan is repaid in full.
ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
         AFFECTING SECURITY HOLDERS

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.
In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the
restriction   of   the  ICA.  As  a  result  of  these amendments,   except
where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.
These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM 7.  TAXATION
The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.


North American Free Trade Agreement (Canada)
The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

Disposition of Common Shares
If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.
Dividend
In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratafication of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains
A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.
Certain United States Federal Income Tax Consequences
The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S.
Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The   following  discussion is based upon the  sections  of   the  Internal
Revenue    Code    of    1986,   as   amended   ("the    Code"),   Treasury
Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both
adverse   and  beneficial,  of  recently  proposed  legislation  which,  if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.


Distributions on Common Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and
c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a "Foreign Personal Holding Company", "Foreign Investment Company", "Passive Foreign Investment Company", nor a "Controlled Foreign Corporation".

Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company
If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders.
Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.
Controlled Foreign Corporation
If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be
treated   as    a controlled foreign corporation" under Subpart  F  of  the
Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S. property; and of earnings invested "excess passive assets" (as specifically defined by the Code). the Company, In addition, under
Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.
ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data for Fiscal 1997, 1996 and Fiscal 1995 ended June 30th was derived from the financial statements of the Company which have been audited by Arthur Andersen & Co. and Deloitte & Touche, independent Chartered Accountants, as indicated in their reports which are included elsewhere in this Annual Report. The selected financial data for Fiscal 1994 was derived from the audited financial statements of the Company, not included herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM #9, "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations".

Reference is made to notes to the audited financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The Company did not generate material revenue from operations until the last half of Fiscal 1996. Accordingly, through Fiscal 1997, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities, government-backed loans, and lease financing for equipment. The Company believes it has sufficient capital and liquidity to finance current operations.

Nevertheless, the Company's ability to continue operations is ultimately dependent on the ability of the Company to generate profitable operations and/or to arrange  additional external financing.  The Company anticipates reaching a level of operations by the end of Fiscal 1998 sufficient that operating profits will make the Company self-sustaining.

                                Table No. 6
                          Selected Financial Data
                   (CDN$ in 000, except per share data)
                                      Year     Year     Year     Year
                                     Ended    Ended    Ended    Ended
                                   6/30/97  6/30/96  6/30/95  6/30/94
Sales Revenue                        $4905     $556        0        0
Net Income (loss)                    (4248)   (3212)    (869)       0
Earnings (Loss) per Share           ($0.39)  ($0.32)  ($0.15)       0
Wgt. Avg. No. Shares (1)(5)          10926    10088     5768        0
Dividends Per Share                  $0.00    $0.00    $0.00        0

Working Capital                      $5456   $ (927)   $(818)       0
Property/Plant/Equipment              7698     6917     7436        0
Assets Under Development              9867     8924     8010        0
Long-Term Debt                        3267     2169        0        0
Capital Lease Obligations (3)         7224     8651     8837        0
Loans Payable to Shareholders, etc.   2065      721      203        0
Shareholders' Equity                 13083     4597     5958        0
Total Assets                         27313    17534    15922        0

US GAAP Shareholders' Equity         13137     4607     6152        0
US GAAP Net (Loss) (4)               (4382)   (3202)    (674)       0
US GAAP (Loss) per Share (5)        ($0.45)  ($0.36)  ($0.12)       0
US GAAP Wgt.Avg. No. Shares (5)       9746     8908     5751        0

(1) Effective 5/15/95, the Company's common shares were split on a 571.4286:1 basis. All discussion in this Annual Report refer to post-split stock unless otherwise indicated.
(2) Refer to ITEM #1, ITEM #2, ITEM #9, and ITEM #14 for a discussion of disputed lease agreements.
(3) Refer to ITEM #1, ITEM #2, and ITEM #9 for a discussion of the Lease Agreements.
(4) Under US GAAP, the Company would have expensed "foreign exchange gain (loss)" during Fiscal 1995 of $194,301, during Fiscal 1996 of $9,772 and during Fiscal 1997 of ($134,026).
(5) Under US GAAP, the Company would not have utilized 1,180,000 contingently-cancelable escrowed shares in the calculation of weighted average number of shares used in the calculation of loss per share.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION

                        Domestic and Foreign Sales
                                            Year Ended       Year Ended
                                          June 30, 1997    June 30, 1996
  Sales to customers outside Canada         2,482,035          384,888
  Sales to customers inside Canada          2,423,366          171,217
  Gross Profit after Cost of Sales          2,268,086          264,786

While sales volumes increased from 1996 to 1997, gross profit before depreciation percentages of 47.6% for 1996 and 46.2% for 1997 remained relatively the same.

Fiscal Year Ended June 30, 1997
For Fiscal 1997, the Company had cost of sales of $2,637,315 on sales of $4,905,401. Gross profit before depreciation for the year ended June 30, 1997 was $2,268,086. The Company recorded depreciation and amortization of property, plant and equipment of $1,576,975 and interest on long term debt of $415,035. These amounts were expensed, as the Company was past the start-up stage and capable of production. The Company also experienced a significant increase in selling, distribution and administrative expenses which totalled $4,424,582. The increase was due to increased activity in sales and marketing, the expenses associated with investigating potential acquisitions, and the expenses associated with the acquisition of the liquid division of Arjo Canada Inc. Sales increased from $556,105 for 1996 to $4,905,401 for 1997, due to increased sales and marketing activity and the addition of liquid and antimicrobial products to the Company's product line.

On July 31, 1996, 905,000 special warrants were issued by the Company for a subscription price of $3.00 each for gross proceeds of $2,715,000. The Special Warrants converted into units of common shares and share purchase warrants. After deduction of the Agent's commission of $190,050 in respect of this private placement, the Company received net proceeds of $2,524,950.

On  January 8, 1997, 1,600,000 Special Warrants were issued by the  Company
for  a  subscription price of $6.00 each for proceeds  of  $9,600,000.   As
commission the Agent was issued Agent's Special Warrants.

The long term liabilities of the Company as at June 30, 1997 included obligations under capital leases of $5,504,985.

(For additional information on leased equipment, see ITEM #2, "Description of Property, Operations, Equipment" and the Financial Statements appended hereto.) As at June 30, 1997, inventories were valued at $2,850,012. The Company's working capital was $5,456,000 and its asset base exceeded $27 million. The net loss for Fiscal 1997 was ($4,248,043).

Fiscal Year Ended June 30, 1996
For  Fiscal  1996, the Company had cost of sales of $291,319  on  sales  of
$556,105.   Gross profit before depreciation for the year  ended  June  30,
1996 was $264,786. The Company recorded depreciation and amortization of property, plant and equipment of $1,188,053 and interest on long term debt of $409,258. These amounts were expensed as the Company was past the start-up stage and capable of production. The Company also experienced a significant increase in selling, distribution and administrative expenses which totalled $1,888,352, including advertising expenses of $185,082. The increase was due to increased activity in sales and marketing, the expenses associated with investigating potential acquisitions, and the expenses associated with the acquisition of the liquid division of Arjo Canada Inc. which closed subsequent to this period.

General and administrative expenses included $328,019 in consulting fees, $149,384 in business and property taxes, and $540,927 in wages and employee benefits.

The long term liabilities of the Company as at June 30, 1996 included obligations under capital leases of $7,223,699. As at June 30, 1996, inventory was valued at $507,203. The Company's working capital deficiency was $926,575 and its asset base exceeded $17,500,000. The net loss for the year ended June 30, 1996 was ($3,211,746).
Liquidity
Historically, the Company has relied on debt and equity financing to develop and operate its business. On a prospective basis, the Company has not yet achieved profitable operations and must continue to rely upon funding through further private and public equity financings and by drawing upon funds available under the MG Agreement and the WEDD Agreement (as hereinafter defined). (For further information relating to the MG Agreement and the WEDD Agreement, see subheading "Financial Assistance" following.)

Prior to the initial public offering of the Company's common shares on November 30, 1995 (the "IPO Prospectus"), liquidity was dependent upon cash invested by principals of the Company and private investors. Additional funds were provided by shareholder loans and funds advanced from the Manitoba and Federal Governments pursuant to the MG Agreement and WEDD Agreement. In December 1995, the Company received net proceeds of approximately $1,800,000 from the IPO Prospectus offering. As at June 30, 1997, the Company had received a total of $1,613,146 under the MG Agreement and $1,654,180 under the WEDD Agreement. Although these sources of funding were adequate for its initial start-up expenses, the Company required additional funding from further private equity financings in order to pursue its acquisition plans and implement a sales and marketing program in Canada and the United States. To that end, during its year ended June 30, 1997, the Company completed the SW Private Placement, raising proceeds of $9,600,000 and, on October 1, 1997, closed the CN Private Placement, raising net proceeds of $6,543,600. The Company will continue to require additional funds, through private or public equity financings, in order to maintain its objective of rapid growth.
Private Placement of Equity
In June 1996, the Company sold 905,000 Special Warrants at $3.00, raising $2,715,000 gross.

In  January  1997,  the Company sold 1,600,000 Special Warrants  at  $6.00,
raising  $9,600,000  gross.   Refer  to  ITEM  #12,  "Options  to  Purchase
Securities from Registrant or Subsidiaries".

In October 1997, the Company sold US$5,000,000 of Convertible Notes.  Refer
to   ITEM   #12,  "Options  to  Purchase  Securities  from  Registrant   or
Subsidiaries".


Financial Assistance

Manitoba Government
By agreement dated November 24, 1994, as amended September 21, 1995 and November 14, 1995 (the "MG Agreement"), the Department of Industry Trade and Tourism of the Manitoba Government, through its Crown Corporation and agent, Manitoba Development Corporation ("MDC") agreed to provide the Company with financial assistance equal to the lesser of $2,674,000 or 33% of the costs excluding G.S.T. incurred and paid for the land and buildings purchased, building improvements made, and equipment purchased at arms length, all respecting the Company's production of automated packaged medical and surgical devices, kits and procedural trays for the medical and healthcare market (the "Eligible Project Costs"). The Company met conditions sufficient for it to obtain a maximum of $2,174,000 of financial assistance (the "MG Loan") from MDC.

The MG Agreement requires the creation and maintenance of a certain number of jobs over a four year period, starting in 1995, as follows:

    Calendar Year      Number of New Jobs      Number of Jobs
                         Required to be        Required to be
                            Created              Maintained
         1995                  5                     5
         1996                  23                    28
         1997                  18                    46
         1998                  3                     49

During calendar 1999 and until the MG Loan is repaid in full, the Company is required to maintain the number of jobs required to be maintained for calendar 1998. The Company has created and maintained the requisite number of jobs and currently employs 84 full-time employees.




The MG Loan is secured with a first-fixed charge against land, buildings and certain equipment and certain second fixed charges, and will be subject to interest (both before and after maturity) at a rate, compounded monthly, equivalent to that being charged by the Province of Manitoba to its Crown corporations for borrowings amortized over a ten year period. The MG Loan is to be repaid as follows:

(a) six consecutive monthly payments of $30,000 from May 5, 1999 through October 5, 1999; and

(b) the remaining principal payments must be made by way of 48 equal consecutive monthly payments of $51,958.33 from November 5, 1999 up to and including October 5, 2003.

In addition, a maximum 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of jobs per year, as stated in the above table, until the MG Loan has been repaid. However, the MG Agreement also provides for the acceleration of interest and principal in the event the Company fails to provide the above stated number of jobs per year. The accelerated payments shall be calculated proportionally to the shortfall in jobs for a specific year. The MG Loan is also repayable on demand in the event of default by the Company under any of the security agreements.

The Company received a total draw down pursuant to the MG Agreement in the amount of $2,174,000 (of the $2,674,000 originally available to the
Company). Prior to advance of the final $500,000 of the possible maximum of $2,674,000 from MDC, the Company was to achieve sales of $2,093,000 during the 12 months ended June 30, 1996 and $16,884,000 during the 12 months ended June 30, 1997. As such sales targets were not achieved, the Company did not receive the final $500,000 from MDC.

The MG Agreement also places certain limitations on the payment of dividends by the Company, including that the Company not pay any dividends until October 5, 1998.
Pursuant to the MG Agreement, the following supporting documentation, all dated September 5, 1995, was delivered by the Company to MDC:

(a)  Real Property Mortgage and Security Agreement
     The Company has granted to MDC a mortgage (the "Real Property Mortgage") on the Property. Pursuant to an agreement (the "Security Agreement"), the Company also granted to MDC a first security interest in certain lands, buildings and equipment, and a second security interest in receivables and inventory of the Company.

(b)  Assignment/Postponement of Shareholder Loans Agreement
     Pursuant to an agreement (the "Assignment/Postponement of Shareholder Loans Agreement") among the Company, Excelco Systems Inc. ("Excelco"), Mahmood (Mac) Shahsavar, Janice Shahsavar and MDC, it was agreed that during the term of the MG Loan:
          (i) neither Mahmood (Mac) Shahsavar nor Janice Shahsavar would sell, transfer, assign or otherwise dispose of their respective incentive stock options (see "Options and Other Rights to Purchase Securities"),
          (ii) neither Mahmood (Mac) Shahsavar nor Janice Shahsavar would sell, transfer, assign or otherwise dispose of any Shares acquired pursuant to an exercise of their respective incentive stock options or acquired upon the release of shares from escrow (as disclosed under the heading "Performance Shares"), and
    (iii) the Company would not make any payments to Excelco or to any other shareholders of the Company on account of any loans advanced by them to the Company,

     without the prior written consent of MDC.
(c)  Equity Undertaking Agreement
     Pursuant to an agreement (the "Equity Undertaking Agreement") with Excelco, Mahmood (Mac) Shahsavar, Janice Shahsavar and MDC, as amended October 8, 1996, the Company agreed that during the term of the MG Loan it would:
          (i) not repay any debts or liabilities owing to persons other than MDC, except for debts and liabilities owing to Her Majesty The Queen in Right of Canada under the WEDD Agreement and accounts payable incurred by the Company in the ordinary course of business; and
          (ii) not issue any new shares or create any new class of shares, and will not merge with any other entity, without first notifying MDC.

(d)  Lease and Credit Undertaking Agreement
     An agreement (the "Lease and Credit Undertaking Agreement") among the Company, Excelco and MDC, whereby Excelco has agreed and undertaken that, in the event the Company is unable or unwilling to meet any or all of its obligations to the lessors under the Lease Agreements (as disclosed under the heading ITEM #2, "Description of Property, Operations"), Excelco shall advance such funds to the Company or the lessors directly as are required to fulfil such obligations. Should the Company be in default or fail to comply with any term of the Lease Agreements, MDC has the right, but not the obligation, to assume the obligations of the Company under the Lease Agreements.

(e)  Excelco Guarantee
     An agreement (the "Excelco Guarantee") among the Company, Excelco and MDC, whereby Excelco has agreed to guarantee the repayment of the loan by the Company to MDC.
Federal Government
By agreement dated December 5, 1994 (the "WEDD Agreement"), entered into with the Government of Canada's Western Economic Diversification Program ("WEDP"), the Company received approval for non-interest bearing, subordinated financial assistance in the aggregate amount of $1,937,852. To date, $1,804,835 has been received under the WEDD Agreement, leaving a balance of $133,017 available to be paid and expected to be drawn down prior to March 1998.

Repayment of the loan, assuming the full amount of $1,937,852 is drawn down, will be made by quarterly payments commencing December 1, 1997 and ending December 1, 1999, as follows:

                              December 1, 1997         $100,000
                              March 1, 1998            $180,000
                              June 1, 1998             $180,000
                              September 1, 1998        $210,000
                              December 1, 1998         $210,000
                              March 1, 1999            $290,000
                              June 1, 1999             $290,000
                              September 1, 1999        $290,000
                              December 1, 1999         $187,852

The WEDD Agreement prohibits the Company from paying dividends without the prior written approval of the WEDP until the WEDD loan is repaid in full. The loan is also repayable on demand upon default by the Company of a term or condition of the WEDD Agreement, including bankruptcy, insolvency or winding-up of the Company or failure to operate in Western Canada until the WEDD loan has been repaid in full.

Copies of the MG Agreement, WEDD Agreement, Real Property Mortgage and Security Agreement, Assignment/Postponement of Shareholder Loans Agreement, Equity Undertaking Agreement, Lease and Credit Undertaking Agreement, and Guarantee Agreement are available for inspection as specified under the heading "Material Contracts".
Stated Business Objectives
The primary objectives of the Company are:
 to obtain ISO (International Standards Organization) 9000
  Series certification;
 to develop and exploit the markets of Europe, Asia and South
  America;
 to acquire additional automated robotic units; and to distribute its surgical gowns, on a lease basis, through joint venture arrangements with distributors.

Milestones
The significant events that must occur for the business objectives of the Company to be accomplished, and the specific time periods in which each event is expected to occur and the estimated costs related to each event are as follows:

             Significant Event              Time Period      Related Cost
  Satisfy ISO (International Standards       1 year        nominal
  Organization) that ISO 9000 Series
  certification standards are met by
  Company
  Hire key individual to develop and         1 year        $45,000
  exploit markets in Asia, South America                  per annum
  and Europe
  Structure additional equity financing to 12-18 months $6,000,000 acquire additional robotic packaging units
  Enter into joint venture arrangements     12-18 months  $1,500,000 to
  with distributors to distribute the                     $2,000,000 for
  Company's surgical gowns on a lease                     initial inventory
  basis

Acquisitions and Dispositions

Property
Pursuant to an arms'-length agreement dated December 15, 1994, as amended April 20, 1995 (the "Property Agreement"), the Company acquired from Otto Bock Orthopaedic Industry of Canada ("Otto Bock") its Winnipeg manufacturing plant, together with equipment located thereon, located at 251 Saulteaux Crescent, Winnipeg, Manitoba (the "Property"). The Property consists of a one storey manufacturing building together with a two storey office portion, altogether comprising a total building area in excess of 71,000 square feet sited on a land area of approximately 147,930 square feet (3.396 acres).

The consideration paid by the Company to Otto Bock was $1,400,000 cash together with 200,000 Shares issued at a deemed price of $1.75 per share, for a total purchase price of $1,750,000. The Company also incurred additional costs in the approximate amount of $40,000 in transfer taxes and legal fees associated with this transaction.

Robotic Technology License
By agreement dated May 30, 1995 (the "Robotic Technology License Agreement"), as amended, Excelco Systems Inc. ("Excelco") granted to the Company the exclusive right and license (the "Licensed Rights") to use the robotic technology (the "Robotic Technology") to manufacture and package surgical custom procedure trays and kits, and to sell products to healthcare institutions in Canada, Mexico and the U.S. The Robotic Technology License Agreement is for an initial term of ten years, with an automatic renewal for consecutive ten year terms thereafter.

Janice Shahsavar, the Vice-President Human Resources of the Company, owns 100% of the issued shares of Excelco. In addition, Mac Shahsavar, the President, Chief Executive Officer, Promoter and a Director of the Company, is also the President and Chief Executive Officer of Excelco. At the time of entering into the Robotic Technology License Agreement, Seyed Torabian, the Executive Vice-President and a Director of the Company, owned 5.78% of the issued shares of Excelco.

The Company agreed to purchase all automated machinery from Excelco, subject to the terms and conditions of an agreement dated October 21, 1994 (the "Selectronics Agreement") entered into between Excelco and Selectronics Robotics & Automation Inc. and Selectronics Brokerage, Inc. (jointly, "Selectronics"), the manufacturer of the equipment and machinery. Pursuant to the Selectronics Agreement, which is for a term of 20 years, Excelco has granted to Selectronics the exclusive right to manufacture all machinery and equipment which incorporate the Robotic Technology (the "Products"), and Excelco has agreed to purchase Products only from Selectronics. The Selectronics Agreement provides that the price to be paid for the Products to be supplied by Selectronics to Excelco, or its designate, shall not exceed 25% of the competitive market retail price for the Products. Selectronics and Excelco have agreed to meet annually to negotiate the price of the Products to be supplied. Excelco has agreed to sell the Products under the Selectronics Agreement to the Company at cost. (For information relating to the purchase of equipment by the Company from Selectronics, see ITEM #2, "Description of Property, Operations, Equipment".)

The Robotic Technology License Agreement prohibits the Company from sub-licensing the License Rights without first obtaining the consent of Excelco, and then only under certain other conditions which Excelco may impose as to equity ownership of the sub-licensee.

Liquid Division of Arjo Canada Inc.
Pursuant to an agreement dated May 14, 1996 (the "Arjo Agreement") between the Company and Arjo Canada Inc. ("Arjo"), Arjo USA Inc. ("Arjo U.S.") and 3485367 Manitoba Ltd. (now known as National Care Products Ltd.) ("NCP"), the Company acquired Arjo's Liquid Division by purchasing all the shares of NCP. At the time of purchase, NCP was a wholly-owned subsidiary of Arjo. In consideration therefor, the Company paid to Arjo the sum of $10 and assumed an unsecured promissory note payable to Arjo in the amount of $896,447, representing payment for certain assets as set forth in the Arjo Agreement. This promissory note was paid in full. The parties negotiated the allocation of the purchase price to be as follows: $262,680 in fixed assets; $633,768 in inventory; and $10 in goodwill, contract assignments, licenses, records and intangibles. Ross Scavuzzo, a director of the Company, was the President of Arjo as well as being a director of the Company at the date of the Arjo Agreement.

The Arjo Agreement was accepted for filing by the Exchange on August 9, 1996.

Arjo, a wholly-owned subsidiary of Getinge Industrict A.B. of Sweden, began operations in 1975. From a manufacturing facility in Winnipeg, Arjo's liquid division produced liquid disinfectant, shampoos, skin care ointments and creams for sale in Canada as well as in the United States and in Europe.

NCP has agreed that, subject only to certain limited circumstances, it shall sell and distribute all of the products it manufactures under its own label, distinct from the Arjo label.
Pursuant to the Arjo Agreement, Arjo and Arjo US have jointly and severally agreed, until August 31, 1999 (the "Purchase Expiry Date"), to purchase disinfectants used for bathtubs and whirlpools, shampoo and body wash liquid soaps, bath oils and Arjosound water conditioners (the "Selected NCP Products") only from NCP, totalling in the aggregate not less than $2,180,000 annually (the "Minimum Purchase"), failing which Arjo agrees to pay annually to NCP an amount equal to the amount by which the Minimum Purchase exceeds the amount of such liquid products actually purchased in a particular year multiplied by the following:
       (a)  33.75% in the first year;
       (b)  20.00% in the second year; and
       (c)  15.00% in the third year;

provided that the Minimum Purchase shall be reduced by an amount, if any, of sales by NCP (either directly or through its distributors and/or agents) of the Selected NCP Products not bearing the Arjo label to Arjo's customers in North America. Upon the Purchase Expiry Date, NCP has the right of first refusal to continue to supply the Selected NCP Products to Arjo and Arjo US for an additional two years. No Minimum Purchase shall apply to the extended term.

NCP has agreed to use its best efforts to cause delivery of at least 90% of the Selected NCP Products sold to Arjo and Arjo US within three working days of receipt of an order from Arjo, directly to customers located in the greater Vancouver urban area, Calgary, Edmonton, Saskatoon, Regina, Winnipeg, Hamilton, Toronto, Ottawa, Moncton, and Halifax, and within five working days to any other location in Canada, Aurora, Nebraska, and Chicago, Illinois (the "Delivery Deadlines"). If in any quarter less than 90% of the Selected NCP Products sold to Arjo and Arjo US are delivered within the Delivery Deadlines, then the Minimum Purchase obligations of Arjo and Arjo US shall be reduced during that and the following year by 2% for each 1% drop in delivery performance level below 90% and if, during any two consecutive quarters or during any two of four consecutive quarters, such delivery service levels drop below 80%, then Arjo and Arjo US shall be released from all further purchase obligations. Deficiencies in delivery which are directly attributable to causes which are beyond the control or direct influence of NCP and which are generally applicable to other suppliers of comparable products in North America shall not be counted.

Pursuant to the provisions of the Arjo Agreement, the Company and NCP have agreed that they shall not, without the prior written consent of Arjo, until the Purchase Expiry Date, actively solicit sales of shampoos and body wash liquids and bath oils from the specific locations of stated hospitals, nursing homes or healthcare facilities located in North America and serviced by Arjo, in competition with Arjo, or sell to or solicit to the same facilities any water conditioners or disinfectants used only for the purposes of bathtubs or whirlpools. Arjo and Arjo US have agreed that, except as permitted pursuant to the Arjo Agreement, they shall not, or cause anyone to, until the Purchase Expiry Date, sell or solicit sales for skin cream products to anyone, and thereafter, until August 31, 2001, sell or solicit sales for skin cream products to hospitals, anywhere in North America, in competition with the Company and NCP, except for skin cream products purchased from NCP.

The principal assets and operations of the Liquid Division are located at the Company's manufacturing facility in Winnipeg.

Huntington Laboratories Gam-Med Division, Inc.
By an arms'-length asset purchase agreement dated January 22, 1997 (the "Gam-Med Agreement") among NHMC US, Huntington Laboratories Gam-Med Division, Inc. ("Gam-Med") and Ecolab Inc. ("Ecolab"), the Company acquired certain properties, assets, contracts and business of Gam-Med, including land, building, machinery and equipment, accounts receivable, inventory, proprietary patents and on-going business, in consideration of the payment to Gam-Med of US $1,310,165 (the "Purchase Price"), and the assumption by the Company of certain contractual obligations of Gam-Med. Gam-Med, a wholly-owned subsidiary of Ecolab (listed on the New York Stock Exchange), is a medical products packager and owns the proprietary right to a fusion moulding process (the "Gam-Med Technology") which has been used to manufacture various patented plastic disposable liquid-dispensing products since 1989. On February 17, 1997, the Exchange approved the Gam-Med Agreement and the acquisition closed on February 20, 1997.

Pursuant to and as part of the Gam-Med Agreement, the Company entered into a supply agreement (the "Ecolab Supply Agreement") dated February 20, 1997 between NHMC US and Ecolab whereby NHMC US has committed to purchase a minimum of 500 gallons of Ecolab iodine products every 6 months, at a price of actual cost plus 15% (subject to certain allowances) over a term of two years or unless earlier terminated by mutual consent, by NHMC US upon 90 days' written notice, by either party on written notice upon any material breach of default and failure to cure such breach or default within 30 days of such notice, or by Ecolab by written notice to NHMC US upon any failure to meet its minimum purchase commitments for any six month period and failure to cure such breach within 30 days of such notice.
Textile Rights

Mercana Industries Ltd.
By an arm's length letter of intent (the "Mercana LOI") dated October 18, 1996 with Mercana Industries Ltd. ("Mercana"), the Company agreed to acquire all the issued and outstanding share capital of Mercana. The primary asset of Mercana at the date of the Mercana LOI was the exclusive marketing rights (the "Exclusive Rights") for two protective textiles "Mertex" and "Mertex-Plus" used to manufacture reusable surgical gowns and drapes. The Company had proposed to include surgical gowns and drapes in its custom procedure kits. Pursuant to the Mercana LOI, the Company advanced a total of $300,000 to Mercana. By a general security agreement (the "Mercana GSA") dated October 16, 1996, Mercana granted to the Company, by way of a subordinate fixed and specific mortgage and charge, a security interest in the present and future undertaking, property and assets of Mercana, to secure the funds advanced to Mercana.

The  Mercana  LOI expired without a binding agreement having  been  entered
into.   Subsequently,  Mercana ceased to hold the  Exclusive  Rights.   The
$300,000 advanced by the Company to Mercana has been written off.

Importex Corporation
By an arms'-length agreement dated February 4, 1997 (the "Importex Assignment") among the Company, Importex Corporation ("Importex") and Mertexas Partnership ("Mertexas"), the Company was assigned: Importex' interest in an agreement between Importex and Nosawa & Co., Ltd. ("Nosawa") dated January 31, 1997 (the "Nosawa Agreement").

Nosawa, with its manufacturing and administrative operations located in Osaka, Japan, is the manufacturer of certain protective textiles, including "Mertex" and "Mertex-Plus" (collectively, the "Textiles"). By virtue of the Importex Agreement, the Company has the exclusive right under the Nosawa agreement to distribute and sell the Textiles in North America, Mexico and Europe (including the European Community).

Pursuant  to  the  Importex  Assignment, the Company  paid  and  issued  to
Importex: (a) $100,000 cash; (b) 225,000 Shares at a deemed price of $6.90 per Share; and (c) a warrant (the "Importex Warrant") entitling Importex to purchase 150,000 Shares at a price of $6.90 per Share in the first year and at a price of $7.94 per Share in the second year, expiring on February 3, 1999. Closing of the Importex Assignment occurred on September 8, 1997.


Pursuant to the Nosawa Agreement, the Company will be required to make minimum purchases of the Textiles from Nosawa, as follows:
(a)   25,000 meters on or before January 31, 1998;
(b)   60,000 meters on or before January 31, 1999;
(c)   75,000 meters on or before January 31, 2000;
(d)  100,000 meters on or before January 31, 2001; and
(e)  125,000 meters on or before January 31, 2002.

and if the foregoing minimum purchases are not made, Nosawa may terminate the agreement on 90 days' written notice.

The term of the Nosawa Agreement is five years, renewable for additional one-year periods. The minimum textile purchase for each additional one-year renewal period is negotiable.

Machinery and Equipment
As at September 30, 1997, the Company has expended in excess of $3,277,518 towards machinery and equipment purchases, office supplies and other set-up costs related to production, and has expended in excess of $250,000 towards modifying the utilities systems of its Winnipeg facility to establish air quality to meet operational requirements. A further $387,958 has been expended on machinery and equipment, furniture, furnishings and accessories, and computer hardware in connection with the acquisition of the liquid division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.") A further $224,493 has been expended on machinery, equipment, furniture, furnishings and accessories, and computer hardware in connection with the acquisition of the antimicrobial packaging division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.") Also, the Company has arranged for lease financing in excess of $10,000,000 for its robotic assembly and packaging equipment. All production machinery purchased and leased by the Company is from arms'- length parties. (See ITEM #2, "Description of Property, Operations, Equipment")

Medi Guard Inc.
The Company has entered into a binding letter agreement dated November 25, 1997, with shareholders of the privately-held Medi Guard Inc. ("MGI") of Oakville, Ontario for the purchase of 100% of the issued and outstandind shares of MGI together with all shareholder loans. MGI is one of Canada's leading manufacturers of celluose-based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. Medi Guard also produces a line of single use products for airline in-flight services. In 1996, Medi Guard revenues were $770,000, which increased to $2.8 million in 1997, with revenue for 1998 projected at $5 million. The consideration agreed upon is $1 plus the greater of $400,000 or 3.5 time the annualized earnings of MGI for the one year period following the agreement date. The terms of the acquisition are subject to the preparation of a formal agreement and Vancouver Stock Exchange approval.

National Healthcare Logistics LLC
During Fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and 333 1/3 Class C non-voting shares of National Healthcare Logistics LLC. This investment is being accounted for under the equity method.

National Healthcare Logistics LLC , a limited liability company ("NHLC"), was created in April 1997 by the Company as an equal partner with two well-respected US authorities in materials management and medical distribution systems. The Company owns the Class A voting shares purchased at a price of US$1 each and the Class C non-voting shares purchased at a price of US$1,500 each. The Company intends to contribute additional share capital to purchase a further 500 Class C preferred shares of NHLC. NHLC is in the service business managing the purchasing and distibution activities for multiple numbers of hospitals utilizing a "hub and spoke" distribution system. The hub and spoke distribution system is the state of the art in supply chain management for integrating hospital systems. This concept has been developed by Duane Jorgenson, one of the principals of NHLC, who is a highly-regarded authority in material management logistics. Mr. Jorgenson has also developed and implemented a number of stockless inventory systems for hospitals throughout the United States. The formation of NHLC provides the Company with an entry to "alternative" distribution channels, the fastest growing segment of the medical products distribution market. This directly benefits the Company and its subsidiaries by providing them with an opportunity to market their products directly to end user hosital through hub and spoke distribution systems managed by NHLC. In August 1997, NHLC entered into a ten-year agreement with Sysco Corporation, through which NHLC will bring in supply management contacts for various integrated hospitals systems, based on hub and spoke distribution, while Sysco Corporation will provide the capital for setting up the hubs and provide inventory and distribution.
RISK FACTORS

Investment in the Company's securities must be considered speculative.   In
addition to the other information contained in this Annual Report, a prospective investor should carefully consider the following factors:

(1) The market for the Company's products is highly competitive and subject to increasing competition based on price. The Company has a limited operating history and existing competitors may have greater financial and managerial resources, operating histories and name recognition. These competitors may be able to institute and sustain price wars, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. There can be no assurance that the market will consider the Company's products to be superior or equivalent to existing or future competitive products or that the Company will be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advances or maintain a unit selling price competitive with other
     products.   (See  ITEM  #1,  "Business  of  the  Company,  Market  and
     Competition".)

(2) The Company's operations currently rely upon the two Tiromats with two robotic units for the assembly and packaging of the product.

(3) Receipt of the balance of the government financial assistance, and repayment of the total amounts received, as disclosed under the heading ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations", are subject to certain conditions.

(4) The Company is subject to government regulations in the jurisdictions in which it distributes its products. Future changes in governmental regulations may have an adverse impact on the operations of the Company.

(5) The Company currently has 12,474,331 Shares issued and outstanding. After giving effect to the issue of the common shares issuable upon the exercise of the Special Warrants, there will be an additional 1,637,000 Shares outstanding. In addition, there are or will be outstanding options and warrants to acquire a minimum of 3,980,154 Shares. (See ITEM #12, "Options to Purchase Securities from Registrant or Subsidiaries".)

(6) Neither the Company nor Excelco has filed an application for patent or copyright protection relating to the Robotic Technology.

(7) The Company is dependent upon the personal efforts and commitment of its management team. The loss of senior management personnel may adversely affect the Company. Upon such loss, other individuals would be required to manage and operate the business and there is no assurance that individuals with suitable qualifications could be found.

(8) The Company's business may be affected by other factors beyond its control, such as economic recessions and adverse fluctuations in foreign exchange rates.

(9) The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The MG Agreement and the WEDD Agreement place certain restrictions on the payment of dividends by the Company.

(10) The Company has a limited operating history. The Company's ability to meet market demand will be a critical factor in the Company's success.

(11) Certain of the Company's directors and officers may serve as directors or officers, or have shareholdings in other companies and accordingly, conflicts of interest may arise. Reference should be made to specific disclosure under ITEM #13, "Interest of Management in Certain Transactions, Payments to Insiders and Promoters". All such possible conflicts will be disclosed and handled in accordance with the requirements of the Corporations Act (Manitoba).

(12) The Company's business utilizes a new technology that is being developed for the purpose of the Company's business. Accordingly, the Company is subject to risks associated with start-up companies, including start-up losses, uncertainty of revenues, markets and profitability and the necessity of additional funding. In addition, the technology acquired by the Company and being developed by the Company has not yet been proved in a production environment on an ongoing basis.

(13) The evolving nature of the healthcare industry in North America in terms of cost containment is leading to changing purchasing practices amongst purchasers at various institutions. This change in purchasing environment (i.e. towards a more centralized buying approach) may put additional pressure on the Company to compete on a price basis in order to achieve adequate market penetration and maintain customer loyalty. There can be no assurances that the Company will be able to implement its business strategy with its current pricing structure.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 7 lists as of 11/30/97 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                Table No. 7
                                 Directors
                                               Date First Elected
Name                                    Age          or Appointed
Alice Elaine Affleck (1)(4)              66           August 1993
Reginald Adrian Ebbeling (2)(4)          67              May 1995
Gordon John Farrimond (1)(2)(4)          47              May 1995
Robert Alexander Jackson (2)(3)          54              May 1995
Aristotle (Telly) John Mercury (1)(3)    62              May 1995
Ross Scavuzzo (4)                        41        September 1995
Mahmood (Mac) Jamshidi Shahsavar (2)(3)  41           August 1993
Morteza Seyed Torabian (2)               41              May 1995
Jack Tapper (1)(2)                       44          October 1997

(1)  Member of Audit Committee.
(2)  Member of Executive Committee
(3)  Member of Nomination Committee
(4)  Member of Compensation and Corporate Governance Committee

Table No. 8 lists, as of 11/30/97, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers devote full time to the affairs of the Company. All Executive Officers are residents and citizens of Canada, with the following exceptions: Mr. Van Dyke who is resident/citizen of Illinois, USA.

                                Table No. 8
                            Executive Officers
Name                      Position       Date of Board Approval
Mahmood (Mac) Shahsavar   President/CEO               July 1994
Jack Tapper               VP and CFO               October 1997
Reginald Adrian Ebbeling  Chairman                    June 1995
Morteza Seyed Torabian    Executive Vice President    June 1995
Robert Alexander Jackson  Executive Vice President     May 1995
Alice Elaine Affleck      Secretary/Treasurer          May 1995
Nancy Clark               VP Operations           November 1997
Gordon John Farrimond     VP Sales-Marketing        August 1996
Janice M.J. Shahsavar     VP Human Relations          June 1995
John Ryrie Stone          VP, Mertex and Mertex Plus   Feb 1997
Darrell Wayne Van Dyke    VP, NHMC US             February 1997
Richard J. Johnson        VP, NCP                 February 1997

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Mahmood   (Mac)  Shahsavar and  Janice Shahsavar  are  husband   and  wife.
  Other   than   disclosed  above,  there  are  no    family  relationships
 between any two or more Directors  or  Executive Officers.

There  are  no  arrangements or understandings between  any  two   or  more
Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer.

Other than disclosed below, there are no arrangements or understandings between any two or more Directors or Executive Officers. Janice Shahsavar owns 100% of Excelco; refer to ITEM #1, ITEM #4, ITEM $9, ITEM #13, and
ITEM #14. Refer to ITEM #1, ITEM #9, ITEM #12, ITEM #13 and ITEM #14 regarding restrictions and obligations placed upon Mahmood (Mac) Shahsavar and Janice Shahsavar and Excelco pursuant to the MG Agreement, the WEDD Agreement, and various agreements with D&T Leasing.
ITEM 11.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated
  below no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #12, "Options to Purchase Securities from Registrant or Subsidiary".

Other than discussed below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1998 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

During Fiscal 1997, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

Except for the stock option program discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

During Fiscal 1997, no Director or Executive Officer received and/or accrued "other compensation" in excess of the lesser of US$25,000 or 10% of such cash compensation, and all Directors and Executive Officers as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of compensation.

There  are  no written employment agreements with any Director or Executive
Officer.
Table No. 9 details the compensation during Fiscal 1997 ended 6/30/97 for the Chief Executive Officer, the four next highly compensated Directors and Executive Officers to the extent that they were compensated in excess of US$60,000, all other Directors and Executive Officers as a group, as well as compensation for all Directors and Executive Officers as a group.

                                Table No. 9
               Compensation to Executive Officers/Directors
                         Fiscal 1997 Ended 6/30/97

                                                       Value of
                                     Stock Option  Below Market
                         Salary/Bonus     Exercise        Stock
                           Consulting   Net Market      Options
Total
Directors/Officers               Fees     Value(1)   Granted(2)Compensation
Mahmood (Mac) Shahsavar (3)  $120,000          $0            $0    $120,000
Alice E. Affleck               30,000     118,000             0     148,000
M. Seyed Torabian (3)          72,000           0        69,560     141,560
Robert A. Jackson              78,000      37,180         3,700     118,880
Darrell Van Dyke               56,700           0             0      56,700
Other Officers/Directors      114,775      12,900        11,100     138,775
Total                        $471,475    $168,080       $84,360    $723,915

(1) Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during
     Fiscal 1997 and the market value of the common stock on the date of exercise.
(2) Market Value of Below-Market Stock Options Granted represents the aggregate difference between the exercise price of stock options granted
     in Fiscal 1997 and the market value of the common stock on the date of granting.
(3)  Accrued but not paid.  Refer to ITEM #13.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES

Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Registrant on terms and conditions acceptable to the regulatory authorities in Canada, notably the Vancouver Stock Exchange. The Registrant has no formal written stock option plan. The Company is examining the feasibility of adopting a formal stock plan.

Under the stock option program, stock options for up to 10%  of the  number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. A waiver of the
10% and 5% rules is available to Senior Board companies (like the Registrant). No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The  exercise  price of all stock options granted under  the  stock  option program must be at least equal to the fair market value of such common shares on the date of grant, and the maximum term of each stock option may not exceed ten years.

The exercise prices for stock options were determined in accordance with Vancouver Stock Exchange ("VSE") guidelines and reflect the average closing price of the Registrant's common shares for the ten trading days on the VSE immediately preceding the day on which the Directors granted and publicly announced the stock options, less an allowable discount.
The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth in Table No. 10 as of 11/30/97, as well as the number of stock options granted to Directors and all employees as a group. The exercise price of the stock options is stated in Canadian Dollars.

                               Table No. 10
                         Stock Options Outstanding

                          Number of Shares of  CDN$
                                       Common  Exer.   Expiration
Name                                    Stock  Price         Date
Mahmood (Mac) Shahsavar (1)           370,000  $2.00   11/30/2000
Morteza Seyed Torabian                107,829   2.00   11/30/2000
Morteza Seyed Torabian                 94,000   3.81    8/11/2001
Morteza Seyed Torabian                  8,950   6.13    6/03/2002
Janice Shahsavar (1)                  100,000   2.00   11/30/2000
Alice Elaine Affleck                   60,000   2.00   11/30/2000
Alice Elaine Affleck                   15,000   6.13    6/03/2002
Robert Alexander Jackson               16,000   2.00   11/30/2000
Robert Alexander Jackson                5,000   3.81    8/11/2001
Robert Alexander Jackson                7,500   6.13    6/03/2002
Reginald Adrian Ebbeling               12,000   2.00   11/30/2000
Reginald Adrian Ebbeling                5,000   3.81    8/11/2001
Gordon John Farrimond                  30,000   2.00   11/30/2000
Gordon John Farrimond                  10,000   3.81    8/11/2001
Gordon John Farrimond                   7,500   6.13    6/03/2002
Aristotle (Telly) John Mercury         30,000   2.00   11/30/2000
Ross Scavuzzo                          20,000   2.00   11/30/2000
Darrell Van Dyke                       20,000   6.13    6/03/2002
Richard Johnson                        19,250   6.13    6/03/2002
John Stone                             10,000   6.13    6/03/2002
Total Officers/Directors (12 persons) 948,029
Total Employees/Advisors (39 persons) 319,125
Total                               1,267,154

(1) Pursuant to the MG Agreement and the WEDD Agreement, the exercise of stock options and the subsequent resale of such shares is restricted (refer to ITEM #2, ITEM #9, and ITEM #13).
Table No. 11 lists, as of 11/30/97 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

                               Table No. 11
                    Share Purchase Warrants Outstanding
               Number of  Number of
               Share      Share                        Expiration
               Purchase   Purchase                        Date of
Effective      Warrants   Warrants      Exercise Price      Share
Date of        Originally Still         First   Second   Purchase
Issuance       Granted    Outstanding   Year      Year   Warrants
 6/02/96 (1)   905,000    835,000       $3.50 (18 months) 2/02/98
 8/05/97 (2)    91,000     91,000        6.00     7.00    7/08/98
12/09/97 (3)   150,000    150,000        6.90     7.94    2/03/99

(1)  Issued upon exercise of the July 1996 Special Warrants.
(2)  Issued upon exercise of the January 1997 Special Warrants.
(3)  Issued pursuant to acquisition of Importex.

In addition, in January 1997, the Company issued 1,600,000 Special Warrants at $6.00 each. Each Special Warrant entitles the holder to acquire, without additional payment, one SW Unit. Each SW Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one additional common share at $7.00 until 7/8/98. 1,509,000 of these Special Warrants remain outstanding. Officers/Directors own 34,000 Special Warrants.

In  connection  with  the  above referenced private  placement  of  Special
Warrants, the Company issued 128,000 Agent Warrants. Each Agent Warrant entitles the holder to acquire, without additional consideration, one Agent Unit. Each Agent Unit consists of one common share and one share purchase warrant which entitles the holder to purchase one additional common share at $7.00 until 7/8/98.
In addition, in October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of
(a) US$2.33 or (b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.

Each CN Warrant is exercisable for two years (until 10/1/99), and entitles the holder to purchase one common share at US$4.76 per share in the first year and at US$5.20 per share during the second year.

A holder of a Convertible Debenture has the right to convert same at any time during the Debenture Conversion Period, commencing the earlier of: (a) December 30, 1997 or (b) the later of the the effective date of a Registration Statement filed with the US Securities and Exchange Commission under the 1933 Act regarding the Convertible Notes or the date on which the last of the receipts for a prospectus filed with British Columbia Securities Commission regarding registration of the Convertible Debentures and CN Warrants, and maturing on October 2, 1998.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Ross Scavuzzo, a director of the Company, was the President of Arjo and a director of the Company at the time the Company entered into an agreement with Arjo whereby the Issuer has acquired Arjo's Liquid Division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.")

Janice Shahsavar, the Vice-President Human Resources of the Company, owns 100% of the issued and outstanding shares of Excelco. In addition, Mahmood
(Mac) Shahsavar, the President, Chief Executive Officer, Promoter and a director of the Company, is the President and Chief Executive Officer of Excelco. The Company has entered into an agreement whereby Excelco has granted to the Company the right to use certain Robotic Technology. During Fiscal 1995/1996/1997, respectively, the Company paid $345,890, $314,228, and $804,832 for machinery and equipment from Excelco. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Robotic Technology License Agreement".)

See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Financial Assistance, Manitoba Government" for information relating to certain restrictions and obligations placed upon Mahmood (Mac) Shahsavar and Janice Shahsavar in order to provide security to MDC pursuant to the MG Agreement.

Darrell Wayne Van Dyke, Vice President of NHMC US, was General Manager of Huntington Laboratories Gam-Med Division, Inc. ("Gam-Med") at the time that the Company entered into an agreement with Gam-Med whereby the Company acquired the on-going business and certain assets of Gam-Med. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.)

Aristotle (Telly) John Mercury, Director of the Company, is a partner in the Manitoba law firm of Aikins MacAulay & Thorvaldson. During Fiscal 1995/1996/1997, respectively, that firm received $1,927, $64,965 and $48,331 for legal services rendered to the Company.

Seyed Torabian and Elaine Afflect are both directors of World Wide Golf Resorts and Mahood (Mac) Shahsavar is Chairman.
Shareholder Loans
At 6/30/95, 6/30/96, and 6/30/97, respectively, the Company had received non-interest bearing loans totaling $203,109, $551,479, and $1,049,410 from Excelco (owned by Janice Shahsavar; in addition, Mahmood (Mac) Shahsavar, is President/CEO of Excelco), which loans have no fixed terms of repayment.

At  6/30/95,  6/30/96, and 6/30/97, respectively, the Company had  received non-interest bearing loans totaling $0, $155,496, and $155,496 from Inscoca, an arm's length company which had a significant stock position in the Company until 3/13/96 whereupon the shareholding in the Company was distributed to that firm's shareholders, which loans have no fixed terms of repayment.

At 6/30/97, Mahmood (Mac) Shahsavar owed the Company $17,355.

At 6/30/96 and 6/30/97, respectively, the Company had received non-interest bearing loans totaling $25,320 and $877,219 from companies controlled by Mahmood (Mac) Shahsavar, President and CEO of the Company. These loans are unsecured, non-interest bearing, with no fixed terms of repayment.

Accrued Salaries
Salary owed to Mahmood (Mac) Shahsavar, President/CEO/Director of the Company, for Fiscal 1995/1996/1997, respectively, of $60,000, $120,000, and
$120,000 has been accrued but not paid.

Salary owed to Morteza Seyed Torabian, Executive Vice President and Director of the Company, for Fiscal 1995 and 1996, respectively, of $48,000 and $72,000 was been accrued but not paid. During Fiscal 1997, the Company paid $138,000 to Mr. Torabian, leaving a balance of $54,000 accrued and owing.


Other than as disclosed above, there have been no transactions since 8/23/93, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.
                                  PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company is an unlimited number of Class A common shares without par value, of which 12,474,331 were issued and outstanding at 11/30/97.

Effective  5/15/95, the Company's common shares were split on  a 571.4286:1
basis.   All  discussion in this Annual Report  refers to post-split  stock unless otherwise indicated.

All of the authorized shares of common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Pursuant to the MG Agreement the Company is restricted from paying any dividends for the first three years after the initial advance of funds under the MG Agreement (until October 1998). In addition, the WEDD Agreement prohibits the Company from paying dividends without the prior written approval of the FGWEDD until the WEDD loan is repaid in full.

Manitoba Corporations Act

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Corporation Act of Manitoba. Unless the Corporations Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the common shares represented at the shareholders' meeting.

The Company's Articles and the Manitoba Corporations Act contain provisions
which  require  a  "special   resolution" for effecting  certain  corporate
actions.   Such  a  "special  resolution" requires  a  two-thirds  vote  of
shareholders  rather  than a simple majority for  passage.   The  principle
corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from one province to another jurisdiction;
b. Disposing of all or substantially all of the Company's undertakings;
c.  Removing a Director before expiration of his term of office;
d.  Certain alterations of share capital;
e.  Changing the Company name;
f.  Altering any restrictions on the Company's business; and
g.  Certain reorganizations of the Company.

In addition, the Manitoba Corporation Act permits cumulative voting for Directors.

Escrowed Performance Shares
1,180,000   of  the  issued and outstanding  common  shares  are  "Escrowed
Performance Shares" held as indicated below:
Mahmood (Mac) Shahsavar  -- 690,000 shares
Seyed Torabian           -- 120,000 shares
Janice Shahsavar         -- 120,000 shares
Alice Elaine Affleck     --  80,000 shares
Robert Alexander Jackson --  50,000 shares
Employees                -- 120,000 shares

The escrow restrictions provide that the common shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the Superintendent of Brokers for British Columbia.
The terms of the escrow agreement provide that a portion of the consideration for the original issuance of the escrowed shares is to encourage the escrow shareholders to act in the best interests of the Company, and if the Company becomes successful, due in part to the efforts of the escrow shareholders, or any one of them, the escrow shareholders shall be entitled to maintain their ownership of the escrowed shares and to a release of the shares from the terms of the escrow agreement, from time to time, in accordance with the general policies of the Superintendent of Brokers or the Vancouver Stock Exchange.

The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Company, as evidenced by the
  Company's annual audited financial statements. "Cash Flow" is defined as Net Income or loss before tax, adjusted for certain add-
backs.   For  each  $0.09  of cumulative  cash  flow   generated   by   the
 Company  from   its operations, one performance share may be released from escrow.

The   terms   of  the escrow agreement further  provide  that   any  escrow
shares not released shall be canceled if the Company's common shares are subject to a cease trade order for two consecutive years.

The   terms   of  the escrow agreement further  provide  that   any  escrow
shares not released by 11/30/2005 shall be canceled.

See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Financial Assistance, Manitoba Government" for information relating to certain restrictions and obligations placed upon Mahmood (Mac) Shahsavar and Janice Shahsavar in order to provide security to MDC pursuant to the MG Agreement with respect to the sale, transfer, assignment or other disposition of their respective escrowed performance shares.


Debt Securities to be Registered.  Not applicable.
American Depository Receipts.  Not applicable.
Other Securities to be Registered.  Not applicable.
                                 PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES  Not Applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES  Not Applicable.



                                  PART IV

ITEM 17.  FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in notes to the financial statements.

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Arthur Andersen & Co. and Deloitte & Touche, independent Chartered Accountants, are included herein immediately preceding the financial statements.

  Audited Financial Statements
  for Fiscal 1997, Fiscal 1996 and Fiscal 1995


ITEM 18.  FINANCIAL STATEMENTS
The  Company has elected to provide financial statements pursuant  to  ITEM
#17.
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(A)  FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Arthur Andersen & Co. and Deloitte & Touche, independent Chartered Accountants, for the audited financial statements and notes thereto are included herein immediately preceding the audited financial statements.

     Audited Financial Statements:
     Fiscal 1997, 1996 and 1995 Ended June 30th
       Auditor's Report dated 10/6/1997
       Auditor's Report dated 11/8/1996

       Consolidated Balance Sheet at 6/30/97 and 6/30/96

       Consolidated Statement of Operations
        for the years ended 6/30/97, 6/30/96 and 6/30/95

       Consolidated Statement of Shareholders' Equity for the years ended 6/30/97, 6/30/96 and 6/30/95

       Consolidated Statements of Changes in Financial Position for the years ended 6/30/97, 6/30/96 and 6/30/95

       Notes to Consolidated Financial Statements
(B)  INDEX TO EXHIBITS:
                                                           Page

     1.  Certificate of Incorporation, By-Laws/Articles
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --

     2. Instruments defining the rights of holders of equity or debt securities being registered.
            --- Refer to Exhibit No. 1 ---

     3.  Material Contracts:
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --

     4.  Foreign Patents: Not Applicable.
     5.  Diagram of Parent and Subsidiaries: Not Included.

     6.  Other Documents:
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --





     SIGNATURE PAGE.......................................   99

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

               CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEAR ENDED JUNE 30, 1997


               TOGETHER WITH AUDITORS' REPORT

                             AUDITORS' REPORT


To the Directors of
NATIONAL HEALTHCARE MANUFACTURING CORPORATION:

We have audited the consolidated balance sheet of NATIONAL HEALTHCARE MANUFACTURING CORPORATION (a Manitoba corporation) as at June 30, 1997 and the consolidated statement of operations, shareholders' equity and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1997 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.

Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Canada ("Canadian GAAP"), but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the significant differences between Canadian GAAP and U.S. GAAP and the approximate effect of those differences on consolidated net loss and shareholders' equity are set forth in Note 19 of the Notes to consolidated financial statements.

The consolidated balance sheet of National Healthcare Manufacturing Corporation as at June 30, 1996 and the consolidated statement of operations, shareholders' equity and changes in financial position for the years ended June 30, 1996 and 1995 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 22, 1996.


Winnipeg, Manitoba
October 6, 1997

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEET
                               JUNE 30, 1997
              (with comparative balances as at June 30, 1996)
                                  ASSETS

                                                         1997          1996
CURRENT ASSETS
Cash and short-term investments                    $4,213,255      $958,568
Accounts receivable (Note 8)                        1,827,239       153,322
Inventories (Notes 4 and 8)                         2,850,012       507,203
Prepaid expenses                                      364,998        73,808
                                                    9,255,504     1,692,901
INVESTMENT IN NATIONAL
  HEALTHCARE LOGISTICS LLC (Note 5)                   490,772             -
PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 6, 8 and 9)             7,698,374     6,916,680
ASSETS UNDER DEVELOPMENT (Notes 7, 8  and 9)        9,868,849     8,924,389
                                                  $27,313,499   $17,533,970

                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Cheques issued in excess of amounts on deposit       $349,336       $68,448
Accounts payable and accrued liabilities            1,271,616     1,123,986
Current portion of long-term debt (Note 8)            460,000             -
Current portion of obligations
  under capital leases (Note 9)                     1,718,552     1,427,042
                                                    3,799,504     2,619,476
LONG-TERM DEBT (Note 8)                             2,807,326     2,169,085
OBLIGATIONS UNDER CAPITAL LEASES (Note 9)           5,504,985     7,223,699
DEFERRED FOREIGN EXCHANGE GAIN                         54,128       204,073
LOANS PAYABLE TO SHAREHOLDERS
  AND DIRECTOR-RELATED COMPANIES (Note 10)          2,064,770       720,826
                                                   14,230,713    12,937,159
SHAREHOLDERS' EQUITY
Share capital (Note 11)                             9,318,163     8,677,351
Warrants (Note 12)                                 12,093,206             -
Deficit                                           (8,328,583)   (4,080,540)
                                                   13,082,786     4,596,811
                                                  $27,313,499   $17,533,970


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLDIATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED JUNE 30, 1997
  (with comparative balances for the years ended June 30, 1996 and 1995)


                                              1997        1996         1995
REVENUES
Sales (Note 14)                         $4,905,401    $556,105           $-
Other                                      166,196      51,339       25,659
                                         5,071,597     607,444       25,659
COSTS AND EXPENSES
Cost of sales                            2,637,315     291,319            -
Depreciation and amortization
  of property, plant and equipment       1,576,975   1,188,053            -
Interest on long-term debt                 415,035     409,258            -
Other                                       56,026      42,208            -
Selling,       distribution       and    4,424,582   1,888,352      894,453
administrative
                                         9,109,933   3,819,190      894,453
LOSS FROM OPERATIONS                     4,038,336   3,211,746      868,794
LOSS FROM INVESTEE                         209,707           -            -
NET LOSS                                $4,248,043  $3,211,746     $868,794


BASIC LOSS PER SHARE                       $  0.39       $0.32        $0.15

WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING             10,925,842  10,088,419    5,767,530

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     FOR THE YEAR ENDED JUNE 30, 1997
  (with comparative balances for the years ended June 30, 1996 and 1995)

          Class A Common Shares

              Shares      Amount    Paid in Ca        Deficit         Total
                                         pital


Balance
s at
June
30,
1994               -          $-        $    -           $  -            $-

Issue
of
shares
for
cash          13,472   6,339,864             -              -     6,339,864

Issue
of
shares
for
propert
y                350     350,000             -              -       350,000

Share
split      7,884,468           -             -              -             -

Issue
of
shares
for
cash       1,680,000     136,800             -              -       136,800

Net
loss               -           -             -      (868,794)     (868,794)

Balance
s at
June
30,
1995       9,578,290   6,826,664             -      (868,794)     5,957,870



Issue
of
shares
for
cash       1,175,000   2,306,250             -              -     2,306,250

Share
issue
costs              -   (455,563)             -              -     (455,563)

Net
loss               -           -             -    (3,211,746)   (3,211,746)

Balance
s at
June
30,
1996

          10,753,290   8,677,351             -    (4,080,540)     4,596,811

Issue
of
shares
for
cash          67,125     140,812             -              -       140,812

Issue
of
special
warrant
s (Note
12)                -           -    12,315,000              -    12,315,000

Warrant
issue
costs              -           -     (221,794)              -     (221,794)

Exercis
e of
warrant
s (Note
12)          250,000     500,000             -              -       500,000

Net
loss               -           -             -    (4,248,043)   (4,248,043)

Balance
s at
June
30,
1997      11,070,415  $9,318,163   $12,093,206   $(8,328,583)   $13,082,786


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
          CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                     FOR THE YEAR ENDED JUNE 30, 1997
  (with comparative balances for the years ended June 30, 1996 and 1995)
                                         1997           1996           1995
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                         $(4,248,043)   $(3,211,746)     $(868,794)
Items not affecting cash
Amortization of deferred
  foreign exchange gain
                                     (15,950)              -              -
Depreciation and amortization
                                    1,576,975      1,188,053              -
Loss from investee                    209,707              -              -
                                  (2,477,311)    (2,023,693)      (868,794)
Net change in non-cash
  operating assets and
liabilities
Accounts receivable               (1,416,063)      (104,443)       (48,879)
Inventories                       (1,377,116)      (507,203)              -
Prepaid expenses                    (291,190)          7,904       (81,712)
Accounts payable and accrued
liabilities                           147,630        393,833        730,153
                                  (5,414,050)    (2,233,602)      (269,232)
INVESTING ACTIVITIES
Acquisition of shares in
  National Healthcare
Logistics LLC                       (700,479)              -              -
Acquisition of property, plant
and equipment                     (1,476,066)    (1,583,214)   (14,692,122)
Deposit on specialized
equipment                                   -              -      (753,786)
Interest capitalized on
equipment                           (475,404)              -              -
Acquisition of National Care
Products Ltd.                       (896,447)              -              -
Acquisition of Gam-Med
Division                          (1,678,728)              -              -
                                  (5,227,124)    (1,583,214)   (15,445,908)
FINANCING ACTIVITIES
Proceeds from (repayment of)
obligations under capital
leases                            (1,427,204)      (186,189)      8,836,930
Proceeds from long-term debt
                                    1,098,241      2,169,085              -
Deferred foreign exchange gain
                                    (134,026)          9,772        194,301
Advances from shareholders and
director-related companies

                                    1,343,944        517,717        203,109
Net proceeds from issuance of
  Class A common shares
                                      640,812      1,850,687      6,826,664
Net proceeds from issuance of
warrants                           12,093,206              -              -
                                   13,614,973      4,361,072     16,061,004
INCREASE IN CASH                    2,973,799        544,256        345,864
CASH, beginning of year               890,120        345,864              -
CASH, end of year                  $3,863,919       $890,120       $345,864

Represented by:
Cash and short-term
investments                        $4,213,255       $958,568       $345,864
Cheques issued in excess of
funds on deposit                    (349,336)       (68,448)              -
                                   $3,863,919       $890,120       $345,864
Supplemental disclosure of
cashflow information
Cash paid for:Interest (net of
amount capitalized)                  $415,035       $184,241             $-
             Income taxes                 $ -             $-             $-

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


1.DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. Its shares are traded on the Vancouver Stock Exchange. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 19. All amounts are stated in Canadian dollars.


2.BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical devices throughout North America. During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration. Management's plans for fiscal 1998 are to obtain ISO 9001 certification, develop electronic data interchange, undertake research and development to streamline operations and expand product lines, and evaluate the acquisition of business with existing distribution networks in order to consolidate sales and marketing activities. The Company anticipates manufacturing products for national and regional distributing companies and intends to sell directly to homecare providers across Canada and the United States. The long-term growth plan of the Company includes the targeting of additional markets. The Company expects that private/original equipment manufacturers' branding of products for other manufacturers and/or distributors will be handled directly by the Company. No formal agreements are in place at this time.

   The Company has incurred significant operating losses and business development costs to date and had a consolidated deficit from operations of $8,328,583 as at June 30, 1997. As at June 30, 1997, the Company had positive working capital, primarily due to additional funds raised through two private placements (see Note 12). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance these development activities.


   These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of operations.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


3.ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S. and National Care Products Ltd. All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investments in non-controlled investees using the equity method.

   Cash and Short-term Investments

   Cash   and   short-term  investments  consist  principally  of   deposit
   instruments which are highly liquid and have original maturities of 90 days or less.

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first in, first out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the declining balance method at the following annual rates:


   Building, improvements and paving                        4 - 8%
   Furniture and fixtures                                      20%
   Computer equipment                                     20 - 30%
   Machinery and equipment                                20 - 30%
   Equipment under capital lease                               30%

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


3.SIGNIFICANT ACCOUNTING POLICIES (continued)

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets.

   Rental payments under operating leases are charged to expenses as incurred.

   Deferred Foreign Exchange Gain

   The deferred foreign exchange gain relates to the obligations under capital leases and is being amortized over the term of the respective leases.

   Revenue Recognition

   Sales revenues are recognized at the time of product shipment to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities are subsequently adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses relating to the translation of the obligations under capital leases which are deferred and amortized over the remaining term of the leases.

   Use of Estimates

   The  preparation  of financial statements in accordance  with  generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


3.SIGNIFICANT ACCOUNTING POLICIES (continued)

   Loss Per Share

   Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during the year.


4.INVENTORIES

                                                     1997      1996

Raw Materials                                     $912,681   $280,542
Finished goods and samples                       1,937,331    226,661
                                                $2,850,012   $507,203


5.INVESTMENT IN NATIONAL HEALTHCARE LOGISTICS LLC

   During fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and 333 1/3 Class C non-voting preferred shares of National Healthcare Logistics LLC. This investment is being accounted for under the equity method.

6.PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS


                                   1997                           1996
                                     Accumulated
                        Cost         Depreciation    Net         Net
   Land                    $565,461         $  -       $565,461    $125,000
 Building,
   improvements           2,331,828      126,618      2,205,210   1,742,117
     and paving
   Furniture and            254,897       61,286        193,611     139,872
   fixtures
   Computer                 216,783       27,989        188,794      36,198
   equipment
   Machinery and          2,882,646      821,094      2,061,552   1,889,932
   equipment
   Equipment under
   capital                4,211,479    1,727,733      2,483,746   2,983,561
     lease
                        $10,463,094   $2,764,720     $7,698,374  $6,916,680

   In fiscal 1997, no interest was capitalized to the equipment under capital lease (1996 - $89,034).

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


7.ASSETS UNDER DEVELOPMENT


                                                    1997       1996
   Machinery and equipment in storage                $408,562      $408,562
   Refundable  deposit on equipment lease  (Note            -       753,786
   9)
   Equipment under capital lease (1194)             2,313,245     2,432,299
   Equipment under capital lease (1094 - 001)       7,147,042     5,329,742
                                                   $9,868,849    $8,924,389

   In  fiscal  1997, the refundable deposit on equipment lease was  applied
   against  obligations  under  capital  lease,  in  connection  with   the
   settlement as described in Note 9.

   Interest of $475,404 (1996 - $505,668) has been capitalized to the equipment under capital lease 1094-001.

8.LONG-TERM DEBT

                                                          1997           1996
Western   Economic  Diversification,  term  loan,
matures  December  1,  1999,  unsecured,   non-
interest   bearing,   repayable   in   variable
quarterly payments commencing December 1, 1997    $1,654,180       $918,347
Province of Manitoba, term loan, bears interest at
the rate charged to Manitoba Crown Corporations
for borrowings amortized over a ten year period
(currently 8%), secured by a first fixed charge
against  land, buildings and equipment,  and  a
second  charge  over  accounts  receivable  and
inventories,   repayable  in  six   consecutive
monthly  instalments of $30,000 each commencing
May,  1999  and consecutive monthly instalments    1,613,146      1,250,738
of $51,958 each thereafter, until fully repaid
                                                     3,267,326      2,169,085
Less:  current portion                               (460,000)              -
                                                    $2,807,326     $2,169,085

   The Western Economic Diversification loan represents subordinated financial assistance to a maximum of $1,937,852, to assist in capital costs, marketing cost, and working capital requirements. Under the terms of the loan agreement, the Company has agreed to maintain equity of not less than $2,200,000 and to postpone the repayment of shareholder loans and

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


8.LONG-TERM DEBT (continued)

   dividends until the loan is repaid in full. Subsequent to June 30, 1997, a further advance of $150,655 was received by the Company (See
   Note 18).

   The Company has entered into an agreement with the Province of Manitoba for a term loan. The loan is subject to certain conditions which include minimum capital expenditures of $5,000,000, equity contributions of $4,700,000, achievement of certain sales targets and a minimum level of new job creation. A maximum of 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year. A final advance of $561,000 was received by the Company subsequent to June 30, 1997 (See
   Note 18).

   The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. Under the terms of the loan agreement, the Company has agreed to postpone the repayment of shareholder loans and dividends.

   Minimum principal repayments required under the terms of the debt agreements are as follows (including amounts advanced subsequent to June 30, 1997):

                          1998            $460,000
                          1999          $1,060,000
                          2000            $880,502
                          2001            $623,500
                          2002            $623,500
                          2003            $331,479


9.OBLIGATIONS UNDER CAPITAL LEASES

   The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at June 30, 1997 as follows:

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


9.OBLIGATIONS UNDER CAPITAL LEASES (continued)

                              Lease       Lease        Lease
                             1094-001    1094-002      1194        Total

1998                        $1,131,226    $619,818    $675,705   $2,426,749
1999                         1,131,226     619,818     619,400    2,370,444
2000                         1,131,226     619,818           -    1,751,044
2001                         1,131,226     619,818           -    1,751,044
2002                           377,077     309,909           -      686,986
Total minimum lease          4,901,981   2,789,181   1,295,105    8,986,267
payments
Less: amount representing
interest approximating       1,055,670     619,705      87,355    1,762,730
10.4% to 11.5%
                             3,846,311   2,169,476   1,207,750    7,223,537
Less:  current portion         726,397     390,484     601,671    1,718,552
                            $3,119,914  $1,778,992    $606,079   $5,504,985

   Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the then interpretation of the settlement terms.

   During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i)The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   The  capital  lease obligations, the respective equipment under  capital
   leases   and   the  refundable  deposit  on  equipment   were   adjusted
   accordingly.

   The   above  lease  obligations  reflect  the  new  lease  terms   after
   settlement of the dispute with the lessor.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


10.LOANS PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                          1997           1996
Loans payable, shareholders                         $1,187,551       $720,826
Loans payable, director-related companies              877,219              -
                                                    $2,064,770       $720,826

   The loans payable to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment.

   The terms of the government assistance agreement with Western Economic Diversification require that the Company obtain the consent of both the Minister of Western Economic Diversification and Manitoba Development Corporation prior to the repayment of shareholders' loans. The shareholders and director-related companies have agreed to not demand repayment within fiscal 1998; accordingly these loans have been classified as non-current.


11.SHARE CAPITAL


                                                         1997          1996

Common Shares
Authorized
     Unlimited  Class A common shares, voting

Issued
11,070,415Class A common shares,
      net of issue costs (1996 - 10,753,290)       $9,318,163    $8,677,351

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia or, while the shares are listed on the Vancouver Stock Exchange, the consent of the Exchange. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


11.SHARE CAPITAL (continued)

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                                           Date of Issuance
                                         1997      1996                1995
     Options      outstanding,        957,829   987,829                 -
     beginning of year
     Options granted                  536,950         -           987,829
     Options exercised               (67,125)         -                 -
     Options   cancelled    or       (60,000)   (30,000)                 -
     expired
     Options outstanding,  end      1,367,654   957,829           987,829
     of year

     Exercise    prices     of
     options                    $3.81 - $6.13                      $ 2.00
     granted during the year
     Expiry date of options     Aug 11, 2001
       granted during the year       and                  November 30, 2000
                                 June 3, 2002

   Certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options or shares issued to them upon exercise of their stock options, as a condition of the government assistance received from the Province of Manitoba.


12.WARRANTS

   The Company has issued various types of warrants, as follows:

   Agent's Warrants

   In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. As at June 30, 1997, all agents warrants had been exercised.

   Special Warrants

   On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


12.WARRANTS (continued)

   Special Warrants (continued)

   were issued as a fully paid security and each special warrant is exercisable into one Class A common share and one transferable Class A share purchase warrant. Each Class A share purchase warrant entitles the holder to purchase one additional Class A share at a price of $3.50 per share. The warrants are exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant is exercisable into one compensation warrant. Each compensation warrant entitles the broker to purchase one Class A share at a price of $3.00 per share.

   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional Class A share at a price of $7.00 per share. Because receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A share and one (rather than one-half) non-transferable share purchase warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   All   of   the  above  special  warrants  and  broker's  warrants   were
   outstanding at June 30, 1997.

13.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $10,990,000 (1996 - $4,883,000) which can be utilized to reduce the taxable income of future years. The Company is also entitled to tax credits of approximately $244,000 (1996 - $227,000) which are creditable against provincial income taxes.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements and the losses expire as follows:

                          2002          $1,887,000
                          2003           2,996,000
                          2004           6,006,000
                          2012             101,000
                                       $10,990,000

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


13.INCOME TAXES (continued)

   The tax credits available to the Company begin to expire in 2002.


14.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry segment.

   A significant portion of the Company's sales during the year were to customers in a foreign country:

                                                   1997       1996     1995

     Sales to customers outside Canada       $2,482,035   $384,888       $-
     Sales to customers within Canada         2,423,366    171,217        -
                                             $4,905,401   $556,105       $-


15.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted National Healthcare Manufacturing Corporation rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. National Healthcare Manufacturing Corporation has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to National Healthcare Manufacturing Corporation at its cost. During the year, the Company paid $804,832 (1996 - $314,228 and 1995 - $345,890) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


16.BUSINESS ACQUISITIONS

   Acquisition of National Care Products Ltd.

   Effective September 1, 1996, the Company acquired all of the issued and outstanding shares of National Care Products Ltd., the wholly-owned liquid products subsidiary of Arjo Canada Inc. The acquisition was accounted for using the purchase method and the total consideration paid was allocated, based on the estimated fair value of the net assets at the date of acquisition, as follows:

              Inventory                          $633,768
              Property, plant and equipment       262,679
              Total cash consideration           $896,447


   The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-forma results of operations have not been presented for the full year as it would not be materially different from the 1997 results of operations.

   Under the terms of the purchase agreement, Arjo Canada Inc. has given a three year commitment to certain minimum levels of purchases of liquid products at agreed-upon prices.

   Acquisition of Gam-Med Division

   Effective February 21, 1997, the Company (through its wholly-owned subsidiary National Healthcare Manufacturing Corporation, U.S.) acquired certain properties, assets, contracts and business of Gam-Med, a division of Huntington Laboratories Inc., including land, building, machinery and equipment, accounts receivable, inventory, proprietary patents and on-going business. The total consideration paid was allocated, based on the estimated fair value of the net assets acquired at the date of acquisition, as follows:

              Accounts receivable                   $257,824
              Inventory                              331,925
              Property, plant and equipment        1,088,979
              Total cash consideration            $1,678,728

   The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-forma results of operations have not been presented for the full year as it would not be materially different from the 1997 results of operations.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


17.COMPARATIVE FIGURES

   Certain of the prior years figures have been reclassified to conform to the current year's presentation.


18.SUBSEQUENT EVENTS

   Additional Investment in National Healthcare Logistics LLC

   Subsequent to June 30, 1997, the Company acquired an additional 166 2/3 Class C preferred shares of National Healthcare Logistics LLC, for cash consideration of $347,875.

   Exercise of Warrants and Stock Options

   Subsequent to June 30, 1997, 306,416 warrants and 37,500 stock options were exercised in exchange for the issuance of common shares.

   Agreement with Importex Corp.

   Effective September 8, 1997 the Company entered into an agreement with Importex Corp. to acquire the rights to distribute the Mertex and Mertex-Plus fabrics and miscellaneous other assets. As consideration for the purchase, the Company agreed to pay $100,000 cash, 225,000 shares of the Company and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company at $6.90. The agreement requires the Company to make certain minimum purchases of the fabrics from the manufacturer.

   Issuance of Convertible Debentures

   Subsequent to June 30, 1997, the Company issued U.S. $5,000,000 in Convertible Debentures. The Convertible Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of the average quoted market price prior to conversion and $6.01. All debentures must be converted within one year from the closing day. In addition, the debenture holder received a two year warrant to purchase 50,000 Class A common shares at $6.61 for the first year and $7.21 for the second year.

   The Company is in the process of filing a registration statement with respect to this issuance with the appropriate securities authorities.

   Government Loans

   Subsequent to June 30, 1997, the Company received additional advances of $150,655 and $561,000 from Western Economic Diversification and the Province of Manitoba respectively, under the respective agreements (See
   Note 8).

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


19.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   The Company has applied for registration under the 1934 Act with the United States Securities and Exchange Commission. Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on NASDAQ in the United States.

   A description of the Company's accounting principles which differ significantly from U.S. GAAP follows:

   Foreign Currency Translation

   Unrealized exchange gains and losses relating to the translation of the obligation under capital leases are deferred and amortized over the remaining term of the leases. Under U.S. GAAP, these exchange gains and losses would be recognized in income currently.

   Earnings Per Share

   Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

   Deferred Taxes

   Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the extent it is more likely than not that the deferred tax asset will not be realized. For U.S. GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 13 would be disclosed.

   Fair Value of Other Financial Instruments and Other Disclosures

   The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments - cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.

   The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


19.UNITED  STATES  GENERALLY  ACCEPTED ACCOUNTING  PRINCIPLES  (U.S.  GAAP)
   (continued)

   Fair   Value  of  Other  Financial  Instruments  and  Other  Disclosures
   (continued)

                                          1997           1996          1995
Net loss as reported              $(4,248,043)   $(3,211,746)    $(868,794)
Deferred foreign exchange  gain      (134,026)          9,772       194,301
(loss)
Net loss - U.S. GAAP              $(4,382,069)   $(3,201,974)    $(674,493)

Weighted     average     shares      9,745,842      8,908,419     5,751,366
outstanding - U.S. GAAP

Loss per share - U.S. GAAP             $(0.45)        $(0.36)       $(0.12)

Shareholders'     equity     as    $13,082,786     $4,596,811    $5,957,870
reported
Deferred foreign exchange gain          54,128          9,772       194,301
Shareholders'  equity  -   U.S.    $13,136,914     $4,606,583    $6,152,171
GAAP

   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.

              REPORT OF INDEPENDENT OF CHARTERED ACCOUNTANTS


To:  NATIONAL HEALTHCARE MANUFACTURING CORPORATION:

We have audited the consolidated balance sheet of NATIONAL HEALTHCARE MANUFACTURING CORPORATION (a Manitoba corporation) as at June 30, 1997 and the consolidated statement of operations, shareholders' equity and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1997 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.

Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Canada ("Canadian GAAP"), but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the significant differences between Canadian GAAP and U.S. GAAP and the approximate effect of those differences on consolidated net loss and shareholders' equity are set forth in Note 19 of the Notes to consolidated financial statements.



Winnipeg, Manitoba
October 6, 1997

                                SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC #0-27998
----------------------------------------------------------------
                        Registrant

BY \s\ Seyed Torabian
------------------------------------------
Seyed Torabian, Vice President/Director