Form 20-F/A
period 1997-06-30
NATIONAL HEALTHCARE MANUFACTURING CORP
filed 1998-03-30
CIK 1010854

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

In October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of (a) US$4.33 or
(b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

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

In addition, in October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of
(a) US$4.33 or (b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.

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

In addition, in October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bear cumulative dividends at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures are convertible into common shares at a conversion price equal to the lower of
(a) US$4.33 or (b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date.

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

   Agreement with Importex Corp.

   Effective September 8, 1997 the Company entered into an agreement with Importex Corp. to acquire the rights to distribute the Mertex and
   Mertex-Plus  fabrics and miscellaneous other assets.   As  consideration
   for the purchase, the Company agreed to pay $100,000 cash, 225,000 shares of the Company and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company at CN$6.90. The agreement requires the Company to make certain minimum purchases of the fabrics from the manufacturer.

   Issuance of Convertible Debentures

   Subsequent to June 30, 1997, the Company issued U.S. $5,000,000 in Convertible Debentures. The Convertible Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of the average quoted market price prior to conversion and CN$6.01. All debentures must be converted within one year from the closing day. In addition, the debenture holder received a two year warrant to purchase 50,000 Class A common shares at CN$6.61 for the first year and CN$7.21 for the second year.

   The Company is in the process of filing a registration statement with respect to this issuance with the appropriate securities authorities.

   Government Loans

   Subsequent to June 30, 1997, the Company received additional advances of CN$150,655 and CN$561,000 from Western Economic Diversification and the Province of Manitoba respectively, under the respective agreements (See
   Note 8).

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               JUNE 30, 1997
(with comparative balances as at June 30, 1996 and for the years ended June
                            30, 1996 and 1995)


19.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

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