Form 20-F
period 1998-04-30
NATIONAL HEALTHCARE MANUFACTURING CORP
filed 1998-11-17
CIK 1010854

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 20-F
                     FISCAL 1998 ENDED APRIL 30, 1998

                                    ___
      ___  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                                    OR
                                    ___
           XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                                    OR
                                    ___
         ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from __________ to ________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the  period
covered by the annual report.                          15,821,903

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

NATIONAL HEALTHCARE MANUFACTURING CORPORATION

TABLE OF CONTENTS

                                                                      Page
Item 1.   Description of Business.........................            3
Item 2.   Description of Property.........................            25
Item 3.   Legal Proceedings...............................            29
Item 4.   Control of Registrant...........................            31
Item 5.   Nature of Trading Market........................            32
Item 6.   Exchange Controls and Other Limitation
          Affecting Security Holders......................            34
Item 7.   Taxation........................................            36
Item 8.   Selected Financial Data.........................            44
Item 9.   Management's Discussion and Analysis of
          Financial Condition and Results of Operations...            46
Item 10.  Directors and Officers of the Registrant........            67
Item 11.  Compensation of Directors and Officers..........            69
Item 12.  Options to Purchase Securities from Registrant
          or Subsidiaries.................................            71
Item 13.  Interest of Management in Certain Transactions..            74

                            PART II
Item 14.  Description of Securities to be Registered......            76

                           PART III
Item 15.  Defaults Upon Senior Securities.................            79
Item 16.  Changes in Securities and Changes in Security
          for Registered Securities.......................            79

                            PART IV
Item 17.  Financial Statements............................            79
Item 18.  Financial Statements............................            79
Item 19.  Financial Statements and Exhibits...............            80

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

The Company maintains an administrative and investor relations office located at: 409 Granville Street, Suite #1455, Vancouver, British Columbia, Canada V6C 1T2. The contact person is Dexter Talwar in Investor Relations. The telephone number is (604) 689-8581; and the facsimile number is (604) 689-8337.

The Company has an unlimited number of Class A common shares without par value authorized; and as of 4/30/98, the end of the Company's most recent fiscal year, there were 15,821,903 common shares outstanding. As of 9/30/98, there were 16,321,903 common shares outstanding.

Effective May 15, 1995, the Company's common shares were split on a 571.4286:1 basis. All discussion in this Annual Report refer to post-split stock unless otherwise indicated.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in the footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

The information in this Annual Report is current as of 9/30/98, unless otherwise indicated.

The Company was incorporated on August 23, 1993 under The Corporations Act (Manitoba) by registration of its Articles of Incorporation. The Company was extra-provincially registered in the Province of British Columbia on December 9, 1994.

The Company is a reporting Company in the Provinces of British Columbia and Manitoba. The Company's common shares had been listed for trading on the senior board of the Vancouver Stock Exchange since January 15, 1996 under the trading symbol "NHM", up to and including June 30, 1998. At which time the Company requested that its common stock no longer be listed on the Vancouver Stock Exchange. The common shares are currently quoted on the Small Capital Market of the National Association of Securities Dealers Automated Quotation system ("NASDAQ"), since August 14, 1996 under the symbol "NHMCF".

The Company owns 100% of the issued and outstanding shares of National Healthcare Manufacturing Corporation, U.S. ("NHMC US"), a private company incorporated on October 25, 1994 under the Business Corporations Act (Delaware). NHMC US was established for the purpose of entering into certain lease arrangements (see ITEM #1, "Business of the Company, Operations, Equipment") and to carry on the medical products packaging operations of the Company in the USA. (see ITEM #1, "Business of Company, Description of Business and General Development").

The Company owns 100% of the issued and outstanding shares of National Care Products Ltd. ("NCP"), a private company incorporated on May 6, 1996 under The Corporations Act (Manitoba). NCP operates the business previously operated by Arjo Canada Inc. as its Liquid Division (see ITEM #1, "Business of the Company, Description of Business and General Development").

The Company owns 100% of the issued and outstanding shares of Medi Guard Inc.("Medi Guard"), a private company incorporated on June 1, 1997 under The Corporations Act (Ontario). Medi Guard is the leading manufacturer of cellulose-based disposable protective products in Canada.(see ITEM #1, "Business of the Company, Description of Business and General Development").

The Company owns 100% of the issued and outstanding shares of Budva International, LLC, a Limited Liability Company("Budva"), a private company incorporated on July, 1996 under The Kansas Limited Liability Company Act.(see ITEM #1, "Business of the Company, Description of Business and General Development").

The Company owns 50% of the issued and outstanding voting shares of National Healthcare Logistics, LLC, a Limited Liability Company ("NHLC"), a private company incorporated on March 26, 1997 under the Nevada Limited Liability Company Act. The remaining 50% of NHLC's voting shares is owned by Joe Smith and Duane Jorgensen, each as to 25%. NHLC was established to offer material management and alternative distribution channels to integrated hospital groups in the USA.

Initial Public Offering
The Company's initial public offering on the Vancouver Stock Exchange was pursuant to a prospectus with an effective date of 11/30/95, only to investors in the Canadian provinces of British Columbia and Manitoba, issuing 1,150,000 common shares, raising $2,070,000 (after agent's commissions).

Private Placements
In July 1996, the Company completed the private placement of 905,000 Special Warrants at $3.00 per Special Warrant. Each Special Warrant entitled the holder to receive, without additional cost or action, a common share and a share purchase warrant. The Special Warrants were converted on 8/1/97. Of the 905,000 share purchase warrants issued, 305,000 were exercised and the balance expired.

In January 1997, the Company completed the private placement of 1,600,000 Special Warrants at $6.00 per Special Warrant. Each Special Warrant entitled the holder to, without additional cost or action, a common share and one share purchase warrant entitling the holder to purchase at $7.00 an additional common share. 91,000 Special Warrants were converted on 8/5/97. The remaining Special Warrants were converted in December 1997. On July 8, 1998 a total of 1,600,000 SW Warrants remained unexercised therefore they automatically expired.

In October 1997, the Company issued Convertible Notes in the amount of US$5,000,000. The Convertible Notes bore cumulative interest at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitled the holders to acquire, without additional payment, Convertible Debentures in the aggregate amount of US$5,000,000 and an aggregate of 250,000 CN Warrants. The Convertible Debentures were convertible into common shares at a conversion price equal to the lower of (a) US$4.33 or
(b) 85% of the closing price of the Company's common shares on NASDAQ on the conversion date. As at March 31, 1998, debentures with face value of US$3,425,000 were converted to 1,475,572 common shares with the remaining amount redeemed in cash at this date which completed and closed this financing.

In March 1998, the Company issued Convertible Notes in the amount of US$6,750,000. The Convertible Notes bear cumulative interest at the rate of 6% per year, payable in cash or in common shares. The Convertible Notes entitle the holder to acquire, at no additional cost, Convertible Debentures in the aggregate amount of US$6,750,000 and an aggregate of 337,500 CD Warrants. The Debentures are convertible into Class A shares at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and a rolling floor price of US $2.50.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 1 sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal year ends, the average rates for the year, and the range of high and low rates for each year.

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

Table No. 1
                  U.S. Dollar/Canadian Dollar

                                 Average     High      Low       Close
Fiscal Year Ended 4/30/98           1.41     1.46      1.37      1.43
Fiscal Year Ended 6/30/97           1.37     1.40      1.33      1.38
Fiscal Year Ended 6/30/96           1.36     1.38      1.33      1.36
Fiscal Year Ended 6/30/95           1.38     1.42      1.34      1.37
Fiscal Year Ended 6/30/94           1.34     1.40      1.28      1.38

The current rate of exchange was 1.50 on September 30, 1998.

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

In September 1996, the Company acquired the Liquid Division of Arjo Canada Inc. ("Arjo") which added liquid medical products, such as disinfectants, shampoos and skin creams, to the Company's range of products. In February 1997, the Company acquired the on-going business and certain assets of Huntington Laboratories Gam-Med Division, Inc. which packages antimicrobial products in patented disposable plastic dispensers.

The Company received final approval in September 1997 for its acquisition of the exclusive distribution rights for Mertex and Mertex-Plus. These technologically-advanced fabrics are used to manufacture re-usable surgical gowns and drapes that provide protection against bodily fluids and bacterial contamination within an operating room environment. FDA and ISO clearances have been obtained and SIS Certification is in process. The Mertex fabrics are endorsed and are currently being used in a number of hospitals in North America and Europe.

Procurator Medical A.B., of Sweden, and Mediset GMBH, of Germany, have been appointed to market and sell these unique gowns and drapes throughout Germany and the Scandinavian countries.

National Healthcare Logistics, LLC, a Limited Liability Company ("NHLC") was created in April 1997 by the Company as an equal partner with two well-respected U.S. authorities in materials management and medical distribution systems. The Company owns 150 Class A voting shares of NHLC purchased at a price of US$1.00 each and 1,000 Class C preferred non-voting shares of NHLC purchased at a price of US$1,500 each. NHLC is in the service business managing the purchasing and distribution activities for regional hospitals utilizing a "Hub & Spoke" distribution system.

The "Hub & Spoke" distribution system is state-of-the-art in supply chain management for integrating hospital systems. The concept was developed by Duane Jorgensen, one of the principals of NHLC, who is a highly regarded authority in material management logistics. Mr. Jorgensen has also developed and implemented a number of stockless inventory systems for hospitals throughout the USA. The formation of NHLC provides the Company with an entry to "alternative" distribution channels, a fast growing segment of the medical products distribution market. This directly benefits the Company and its subsidiaries by providing them with an excellent opportunity to market their products directly to end user hospitals through the "Hub & Spoke" distribution systems managed by NHLC. In August 1997, NHLC entered into a 10-year agreement with SYSCO Corporation, through which NHLC will bring in supply management contracts for various integrated hospital systems, based on "Hub & Spoke" distribution, while SYSCO Corporation will provide the capital for setting up the "Hub", provide inventory and distribution.

On September 14, 1998, NHCL opened its first "Hub & Spoke" distribution center, the LeeSar Regional Service Center (LeeSar) in Fort Myers, Florida. LeeSar, owned by two Florida-based hospital systems, Sarasota Memorial and Lee Memorial Healthcare System, began operations and commenced distribution to its member hospitals. The "Hub", or primary distribution center, is owned by the two hospital systems. NHCL receives a management fee based on a percentage of the monthly sales volume.

On May 21,1998, NHCL signed a letter of intent to establish and manage a second "Hub & Spoke" distribution center.

The Company markets all its products to hospitals, long term care facilities and homecare providers in Canada through independent distributors. The Company uses an independent sales team to market its products in the United States and Europe. Through its 50% interest in the NHLC, a medical products purchasing and distribution company, the Company is further establishing its U.S. market presence. Also, as part of its marketing strategy, the Company intends to introduce the "NCP" (standing for "National Care Products") brand name for liquid products such as hand and body lotions, disinfectants and shampoos.

Effective November 24, 1997, the Company acquired privately-held Medi Guard Inc.(Medi Guard). Medi Guard is Canada's leading manufacturer of cellulose-based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. The company also produces a line of single use products for airline in-flight services. The acquisition of Medi Guard and the inclusion of their products in NHMC's custom procedure kits and trays enhances NHMC's vertical integration strategy. Also, NHMC's existing distribution channels in Canada, Europe & the United States further bolster the growth of Medi Guard sales.

In March 1998, the company signed a long term supply/purchase agreement with Simplex Medical Systems (SMS). The Company's manufacturing facility in Antioch, Illinois, exclusively packages, in one of its patented delivery systems, all of the buffer solution manufactured and used in SMS's unique HIV Diagnostic Test Kit. Production of the test kits using the new buffer started April 1, 1998. SMS introduced the new test kits into its manufacturing, sales and marketing program immediately thereafter. In addition, the Company and SMS have begun negotiations on developing and manufacturing the next generation test kit which will incorporate the advanced packaging concepts of NHMC into a fully integrated, user friendly line of rapid, saliva-based point-of-use testing systems which SMS will distribute through its distribution network.

On April 29, 1998 the Company acquired Budva international L.L.C. Completion of the acquisition passed all regulatory approvals. The acquisition is still conditional on the verification that all of the injection molding presses are in operational condition. For many years Budva has been a leading manufacturer and provider of disposable plastic products to the healthcare industry. Along with the existing product offering of specimen collection containers, medicine and denture cups and specialty products including sterile or specimen collections and sterile mid-stream collection kits, the Company expanded the existing 26 product lines to offer other plastic products for all three major areas of healthcare. The vertical acquisition of Budva enables the Company to fully produce the majority of the products it uses within its primary business of kits & trays manufacturing. The addition of the plastic manufacturing combined with existing capabilities to manufacture solution and cellulose-based paper products places NHMC in a very unique position to control its overall costs and profitability.

In June 1998, the Company signed a co-distribution agreement with Paradigm Medical Industries and Pharmacia & Upjohn covering a range of ophthalmic products. The three companies will offer a comprehensive package of products to cataract surgeons, including cataract surgical equipment, intraocular lens implants, intraocular pharmaceuticals, surgical instruments, and sterile procedure packs. Paradigm is a high technology ophthalmic device company that manufactures the Precisionist ThirtyThousand ophthalmic workstation, utilized in cataract surgery for phacoemulsification. Paradigm is currently conducting clinical trials in the United States for its Photon laser cataract removal system. Paradigm will provide a turnkey ordering and delivery of products from its Salt Lake City headquarters; the Company will employ its fully automated production facility to package a line of standard and custom sterile cataract procedural packs. Pharmacia & Upjohn products to be distributed as part of the alliance agreement include Healon and Healon GV viscoelastic solution and the CeeOn line of foldable, small-incision intraocular lens implants, designed to replace the natural lens removed during cataract surgery.

The Company announced the acquisition of Custom Pack Reliability ("CPR") on Sept. 15, 1998. The privately-held Niagara Falls, New York-based company has been assembling and supplying custom packs to hospitals and surgical centers throughout North America since 1992. The acquisition will increase the Company's North American sales force by 50 to more than 200. CPR will continue operations from its Niagara Falls facilities as a subsidiary of the Company and will conduct business under the CPR name. Completion of this acquisition is subject to regulatory approval.

The Company was inactive from incorporation until June 1994 when it began raising capital for the acquisition and modification of its Winnipeg facility for the packaging of medical supplies for the healthcare industry. To date, the Company has accomplished the following:

* in October 1994, secured in excess of $10 million in lease financing for three robotic multi-component packaging assembly lines (see ITEM #2, "Description of Property, Equipment");

* in November and December 1994 entered into agreements with both the Manitoba Government (MG) and Government of Canada (WEDD) for financial assistance of up to $4,611,852 (certain conditions apply, see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Assistance");

* in December 1994, acquired a 71,000 square foot manufacturing plant sited on approximately 3.396 acres of land (the "Property") located in Winnipeg, Manitoba (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Property");

* modified the Winnipeg manufacturing plant and upgraded its utility systems to meet production requirements;

* purchased the necessary machinery and warehousing equipment to meet operation requirements;

* in May 1995, acquired the exclusive North American and European licenses to use certain robotic technology to assemble, package and market trays, packs and custom procedure kits in the Continental USA and Canada (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Robotic Technology License");

* in July 1995, officially opened its Winnipeg manufacturing facility and in September 1995 shipped its first order of kits and trays for sterilization.

* obtained a listing as a 'senior board company' on the Vancouver Stock Exchange on January 15, 1996;

* obtained U.S. Food and Drug Administration ("FDA") designation of the Company's Winnipeg manufacturing facility as a 'Class 10,000 clean room' (see ITEM #2, "Description of Property, Regulatory Process");

* obtained registration in the USA with the Securities and Exchange Commission under Section 12g of the 1934 Act;

* in August 1996, commenced trading on the NASDAQ Small Cap Market, under symbol NHMCF;

* in September 1996, completed an upgrade to its robotic packaging technology and developed new feeder assemblies for the placement of various medical tray and kit components;

* in September 1996, acquired the Liquid Division of Arjo Canada Inc. (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.");

*    in January 1997, completed the Special Warrant ("SW") Private
     Placement;

* in February 1997, acquired the on-going business and certain assets of Huntington Laboratories Gam-Med Division, Inc., including a 15,253 square foot manufacturing facility located in Antioch, Illinois, USA. (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.");

* in March 1997, co-founded NHLC, a private Nevada Limited Liability company established to manage the purchasing and distribution of medical products, including those of the Company, to hospital groups in the USA;

* in August 1997, through its 50% interest in NHLC, entered into a 10-year agreement with SYSCO Corporation to provide material distribution to integrated hospital systems (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, National Healthcare Logistics, LLC");

* in September 1997, completed the acquisition of certain textile rights from Importex (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Textile Rights, Importex Corporation"); and

*    in October 1997, completed the Convertible Note ("CN") Private
     Placement.

* in November 1997, signed an agreement to purchase 100% of privately-held Medi Guard Inc., a leading Canadian manufacturer of cellulose-based disposable protective products.

* in December 1997, introduced recently installed third generation robotic technology at a ceremony in the Winnipeg manufacturing facility/headquarters.

* in January 1998, through its 50% interest in NHCL signed its first long term agreement to establish and manage a "Hub & Spoke" distribution center for five Florida based hospitals.

* in January 1998, received regulatory approval to acquire Medi Guard Inc. Of Oakville, Ontario, Canada's leading manufacturer of cellulose-based disposable protective products.

* in March 1998, signed a long term supply/purchase agreement with Simplex Medical Systems to exclusively package, in one of our patented delivery systems, all of the buffer solution manufactured and used in SMS HIV Diagnostic Test Kit.

* in March 1998, completed a US$6,750,000 private placement through the issuance of 6% Convertible Notes.

* in April 1998, announced the acquisition of 100% of privately held Budva International LLC, of Lenexa, Kansas, a leading manufacturer and provider of disposable plastic products to the healthcare industry. Completion of this acquisition was subject to regulatory approvals.

* in April 1998, the Company announced that it had received registration for the coveted British Standards EN ISO 9001 certification.

* in May 1998, through its 50% interest in NHCL, signed a letter of intent to establish and manage its second "Hub & Spoke" distribution center.

* in June 1998, requested that its common stock no longer be traded on the Vancouver Stock Exchange. The Company's stock continues to trade on NASDAQ under the symbol NHMCF.

* in June 1998, along with Paradigm Medical Industries, announced that it signed a co-distribution agreement with Pharmacia & Upjohn (NYSE:
     PNU) covering a range of ophthalmic products. The three companies offer a comprehensive package of products to cataract surgeons, including cataract surgical equipment, intraocular lens implants, intraocular pharmaceuticals, surgical instruments, and sterile procedure packs.

*    in September 1998, announced that its National Healthcare Logistics
     (NHCL) division's first "Hub & Spoke" distribution center, Fort Myers, Florida-based LeeSar Regional Service Center (LeeSar), began operations and commenced distribution to its member hospitals effective September 14.

* in September 1998, announced that subject to regulatory approval it will expand its Custom Pack Division with the acquisition of privately-held Niagara Falls, New York-based Custom Pack Reliability (CPR).

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

     To date, the Company's products include the following:

-    patient care trays,
-    custom procedure kits,
-    medical, speciality and diagnostic trays,
-    wound care kits and mother/baby kits,
-    NCP liquid products,
-    surgical textiles,
-    antimicrobial products,
-    cellulose-based disposable protective products, and
-    disposable plastic products.

Patient Care Trays
Sterile patient care trays include those for dressings, urinary catheterization, irrigation, and suture removal. Non-sterile patient care trays include those for mouth care, shave preparation and enema administration.

Custom Procedure Kits
All of the Company's custom procedure kits (which include orthopaedic kits, eye packs, laparoscopy kits, anthroscopy kits and cardiovascular kits) are sterile. The primary custom procedure products have been developed. A custom procedure kit is a single tray/package containing a procedure-ready set of customer specified disposable supplies in a pre-determined configuration. Typically, the product is aseptically wrapped, sterilized and delivered to the customer as needed. The custom kits are designed to meet individual customer specifications. Contents may be as simple as a double-wrapped bowl, pitcher and cup with lid to a complex tray of items for open heart surgery, including a bulky collection of towels, gowns and drapes. The majority of the items included in the custom kits are disposable. As an example, a typical custom kit for a cataract procedure would include all of the following items:

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

Surgical Textiles
Pursuant to the Importex Assignment (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Importex Corporation"), the Company acquired the exclusive rights to distribute and sell Mertex and Mertex Plus protective textiles. These state-of-the-art textiles are used to manufacture reusable surgical gowns and drapes. Mertex and Mertex Plus offer technologically advanced protection from bodily fluids and bacterial contamination. With a life expectancy of 80 uses, these fabrics are not only economical, but reduce medical waste.

Antimicrobial Products
Pursuant to the Gam-Med Agreement (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc."), the Company's subsidiary has agreed to purchase Ecolab iodine products, which will then be sold by the Company both separately and as part of a kit/tray.

Disposable Protective Products
Pursuant to the Medi Guard Inc. Agreement (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Medi Guard, Inc.") the Company acquired all production of a variety of cellulose-based disposable protective products for medical use. These products, which will also be used in the Company's kits and trays, include examination gowns, drapes, table paper, bibs, towels, and aprons. Medi Guard Inc. also produces a line of single use products for airline in flight services.

Disposable Plastic Products
Pursuant to the Budva Agreement (see ITEM #9, "Management's Discussion and Analysis of Financial Condition and results of Operations, Acquisitions and Dispositions, Budva International L.L.C.") the Company acquired the business of the production of disposable plastic products which it will use to expand its existing production in Antioch, Illinois. These products include specimen collection containers, medicine and denture cups and speciality products including sterile or specimen collections and sterile mid-stream collection kits.

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

The Market

Kits and Trays Market
The Company has entered the procedure tray segment of the medical device market. This segment is comprised of patient care trays, custom procedure kits and diagnostic trays. The Company's management estimates that in North America, the market for patient care trays is approximately $1.3 billion annually which is growing at a minimum rate of 5% per year, while the market for custom procedure kits and diagnostic trays is approximately $1.8 billion annually which is growing at a minimum of 10% per year. The market for such products in Europe and elsewhere cannot presently be determined.

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

The United States and Europe are the Company's other primary markets for all of its products. The Company is permitted by the FDA to market all its current patient care trays and custom procedure kits in the USA. The Company's sales and marketing efforts have resulted in establishing an independent national sales team in the USA. The Company has also signed with two European distributors, Procurator Medical A.B. of Sweden and Mediset GMBH of Germany. The Company has also co-founded NHLC which offers and manages alternative material distribution channels to integrated hospital systems. In August 1997, NHLC signed a 10-year agreement with SYSCO Corporation to provide material management distribution systems to hospitals throughout the USA. In January 1998, NHCL signed its first long-term agreement to establish & manage a "Hub & Spoke" distribution center. This center was opened and became fully operational in September 1998. Also, a Letter of Intent was signed in May 1998 to establish a second long term "Hub & Spoke" distribution center.

Liquid Products Market
NCP products currently compete in the $450 million consumable chemicals segment of the $2.1 billion healthcare infection control market in North America. NCP's current product mix is focused on the long term care segment, with secondary applications in hospitals. NCP products are currently distributed through Arjo Inc. The Company is seeking regional and national distributors to facilitate access to all segments of the North American market for its private - label NCP product line.


Competition

Kits and Trays Competition
The Canadian market for kits and trays is dominated by Source Medical Inc. This is a new company formed by their parent companies Allegiance and M.D.S. Health Group. Allegiance ("Source Medical Inc." in Canada) has more than 50% of the tray market in both the USA and Canada.

*    Patient Care Trays
Source Canada supplies more than 70% of the $50 million market in Canada by importing trays that are private branded for them by a contract manufacturer and by purchasing trays from the Ingram & Bell manufacturing division in Canada. This new relationship was developed as a result of the formation of Source. The balance of the market is very fragmented with five or six smaller companies. This market has achieved a substantial conversion to single use product in hospitals and continues to grow at a minimum rate of 5% per year.

*    Custom Procedure Trays
The Canadian market is serviced by the importation of trays from the USA. Ballard Medical acquired Preferred Medial Products, of Thorold, Ontario and consolidated this business in the USA. In addition to Allegiance Custom Sterile, the major providers are Maxxim, Alcon and Deroyal. The market is undeveloped in Canada and growing at a minimum rate of 20% per year. The other entrants are Allegiance, Portex (the trademark for Smith Industries Medical Systems), both of whom have major market shares in Canada and the USA.


The custom procedure tray market is a high profile area where the Company can demonstrate its innovation. The complexity of the product and the direct input from the end user positions this product segment so that price is not the lone consideration. While price is important in the buying process, innovation, product design and personal rapport are the key factors for success.

Liquid Products Competition

*    Skincare Products
The major competitors in this segment are Sween, Steris and Huntington Laboratories. Skincare products are Sween's primary market focus, whereas Steris and Huntington access this market segment by cross-selling their handwashing customers.

*    Bathing Products
Competition consists of Sween and Steris, as well as companies such as Chester Labs and Amada.

*    Antimicrobial Handwashing Products
Steris and Huntington Laboratories are the current market leaders.

*    Surgical Scrub Products
This is a highly fragmented component of the overall market, with Purdue Fredrick, Becton-Dickenson, Allegiance Healthcare, 3M and Huntington Laboratories being the key competitors.

Competitive Environment
Consolidation of the kit and tray industry has been occurring for the past few years as distributors divest of manufacturing subsidiaries in order to return to their core business and manufacturers acquire small regional competitors to realize the benefits of increased economics of scale. This is evidenced by the actions of several competitors in the industry: the merger of Allegiance Canada Inc. and I & B; the sale by Owens in 1990; the sale by Johnson & Johnson of Sterile Design to Maxxim Medical Inc. in 1993; the purchase by Isolyser of MedSurg; and the purchase by Maxxim of Sterile Concepts.

The following table indicates the current North American market share (with respect to the kit and tray product segments in which the Company competes) estimated by the Company to be held by certain companies:



       COMPANY                            MARKET SHARE

                                           U.S.A.             Canada
 Allegiance                                 50.0%               --

 Maxxim Medical                             30.0%             12.5%

 Deroyal                                    10.0%              5.0%

 Alcon                                      5.0%               7.5%

 Medline                                    2.5%                --

 Source                                      --               70.0%

 Others*                                    2.5%               5.0%

 Total                                      100%               100%

* Smaller manufacturers include the Company, C.R. Bard, Orion, Cypress Medical Products and Trinity Laboratories.

The foregoing estimates are based upon the knowledge and experience within the kit and tray industry possessed by management of the Company.
Key Success Factors

Low Cost Producers
Price competition increases the importance of reducing production costs. The Company intends to become the low cost producer of procedure trays with its automated assembly line, allowing the Company to establish a cost advantage over its U.S. competitors. This advantage will be magnified as the Company's sales volume increases and production runs lengthen.

Access to Distribution Networks
In attempting to achieve efficient distribution of product, existing competitors have shown their commitment to developing sophisticated material handling systems for their customers to achieve this goal by introducing Just-In-Time ("JIT") inventory and practices. The Company's investment in NHCL also addresses the customers' needs.

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

Marketing Plans and Strategies
Management believes that the healthcare industry is currently undergoing significant transformations driven not by legislation, but by major purchasers of healthcare. One important element of this reform is the continuous effort on the part of healthcare providers to streamline routines and maximize efficiencies by eliminating labour intensive processes and reducing procedural costs without having a negative impact on the outcome of those procedures.

The Company's approach to serving the healthcare industry is to introduce cost effective systems. New and progressive concepts for healthcare industry supply and distribution will be continuously explored by the Company in order to assist end users in reducing and having better control over their costs. Although the Company expects to expand its growth in Canada, its primary focus will be to the U.S. market. The Company believes that the low Canadian dollar, low production cost and quick purchase order turnaround will enable it to enter into strategic business alliances with established North American marketing and distribution companies such as the distribution agreement entered into August 1997 between NHLC and SYSCO Corporation.

Since the initial public offering, the Company has added the following key individuals to assist with its sales and marketing program:
-  Gordon John Farrimond - VP, Sales and Marketing, and Director;
-  Nancy Clark - Vice President Operations; and
-  Kurt Tartar - VP, US Sales

Recent acquisitions have resulted in synergistic opportunities for sales and marketing and have provided distribution channels to a broader and more established market.

The Company advertises in trade magazines and has attended numerous trade and investment shows throughout North America. The Company anticipates that during fiscal 1999, aproximately $1,200,000 will be required to meet the costs of its marketing program, the major components of which are as follows:

Marketing Component                          Monthly Cost
     Advertising                               $  5,000
     Brochures and Promotional                    3,000
     Conferences                                  3,000
     Samples                                      3,000
     Salaries and Consultants                    83,000
     Trade shows                                  3,000
                                             ----------
     Total                                     $100,000
                                             ==========

Risk Factors
Investment in the Company's common shares must be considered highly speculative due to the nature of the Issuer's business and its present stage of development. Specific risk factors to be considered include, but are not limited to, the following:

(1) The market for the Company's products is highly competitive and subject to increased competition based on price. The Company has a limited operating history and existing competitors may have greater financial and managerial resources, operating histories and name recognition. There is no assurance that the Company will be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advances or maintain a unit selling price competitive with other products. (See ITEM #1, "Business of the Company, Market and Competition".)

(2) The Company's operations currently utilize two computerized form-fill seal units and two robotic units for the assembly and packaging of its product.

(3) The Company is subject to government regulations in the jurisdictions in which it distributes its products. Future changes in such regulations may have an adverse impact on the operations of the Company.

(4) Neither the Company nor Excelco has filed an application for patent protection relating to the Robotic Technology.

(5) The Company is dependent upon the personal efforts and commitment of its management team. The loss of senior management personnel may adversely affect the Company.

(6) The Company's business may be affected by other factors beyond its control, such as economic recessions and adverse fluctuations in foreign exchange rates.

(7) The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The MG Agreement and the WEDD Agreement place certain restrictions on the payment of dividends by the Company. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Assistance".)

(8) Certain of the Company's directors and officers may serve as directors or officers of, or have shareholdings in, other companies and, to the extent that such other companies may compete with the Company, conflicts of interests may arise which may be harmful to the interests of the Company. (See ITEM #13, "Interest of Management in Certain Transactions".)

(9) The Company's business utilizes a new technology that is being developed for the purpose of the Company's business. Accordingly, the Company is subject to risks associated with start-up companies, including start-up losses, uncertainty of revenues, markets and profitability and the necessity of additional financing to fund growth.

(10) The evolving nature of the healthcare industry in North America in terms of cost containment is leading to changing purchasing practices amongst purchasers at various institutions. This change in purchasing environment (i.e. towards a more centralized buying approach) may put additional pressure on the Company to compete on a price basis in order to achieve adequate market penetration and maintain customer loyalty. There can be no assurances that the Company will be able to implement its business strategy with its current pricing structure.

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

Where necessary, sterilization of the Company's kits and trays occurs following assembly of the components in the Winnipeg facility.
Sterilization of the Company's kits and trays is provided under contract by various arm's-length companies. The sterilization process currently utilizes technology associated with ethylene oxide gas.

The Company also owns a 15,253 square foot manufacturing plant, located on a 9.568 acre fully developed site at 712 Anita Street, Antioch, Illinois. Using a proprietary plastic fusion molding process, NHMC US custom packages a wide variety of antimicrobial solutions in patented disposable plastic dispensers.

The Company maintains general liability insurance in the amount of $5,000,000. While the Company believes that its insurance provisions are adequate for its operations, there can be no assurance that the coverage maintained by the Company will be sufficient to cover any future claims or will continue to be available in adequate amounts or at a reasonable cost.

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

The Company is currently ISO 9001 certified and is continually implementing and reviewing quality standards throughout subsidiaries so that the corporation as a whole maintains compliance with this International Standard. Through ISO 9001 certification, the Company is actively pursuing EN 46001 (CE Mark) certification for the European Union.

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

Suppliers
There exist approximately 400 to 500 suppliers from which the Company may purchase the components for its kits and trays. The Company purchases such components from numerous North American suppliers based upon an evaluation with emphasis on quality and price. Major product purchases of the Company include procedural hospital tray components, bulk chemicals and packaging materials. The Company also relies on supplies from its own subsidiaries.

Equipment
The Company has purchased most of its automated insertion equipment, together with two fully computerized Tiromat 3000 Form-Fill-Seal packaging units (the "Tiromats"). The Company utilizes this equipment together with two leased robotic units to assemble and package patient care trays and procedural kits. The Tiromats form trays, seal packages, and print barcode and product/customer related information. The robotic units pick and place the tray components. The first robotic unit has been utilized since commencement of production in July 1995; the second robotic unit, incorporating generation two and three technology, was installed in July 1997 and was operational in December 1997. The cost of leasing the robotic units is covered under the existing Lease Agreements (referred to below).

As at April 30, 1998, the Company has spent $962,942 to install and upgrade its robotic units. The Company is in the process of finalizing its fourth generation robotic packaging units. These additional units will be used to package operating room packs.

NHMC US leases specialized equipment (the "Equipment"), including the robotic packaging units, under three capital leases (collectively, the "Lease Agreements") from arms'-length parties, D & T Leasing, Inc. and D & T Leasing Limited Partnership (jointly, the "Lessors"). The Lease Agreements provide for the following payments by NHMC US over the next five fiscal years (converted from U.S. to Canadian dollars using the exchange rate as at April 30, 1998):

                               Lease        Lease      Lease      Total
                             NHM#1094-    NHM#1094-  NHM#1194
                                001          002
 1999                         $1,171,443   $641,853   $699,731   2,513,027
 2000                          1,171,443    641,853     58,311   1,871,607
 2001                          1,171,443    641,853        nil   1,813,296
 2002                            575,722    427,902        nil   1,013,624

 Total Minimum Payments        4,100,051  2,353,461    758,042   7,211,554
 Less Interest
 approximating 12.3%             737,795    440,577     22,037   1,200,409
                               3,362,256  1,912,884    736,005   6,011,145



Since fiscal 1995, NHMC US was in dispute with the original lessor in respect of capital leases 1094-001, 1094-003 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the then interpretation of the settlment terms.

During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:
(1) The refundable deposit on equipment paid by NHMC US was applied against the lease liability by the lessor.
(2) The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

Subsequent to April 30, 1998, NHMC US suspended payments to the lessor of the equipment under capital lease. The lessor's assignee, Johnson & Johnson Finance Corporation, has issued, subsequent to April 30, 1998, a letter of default and therefore the full amount of the obligation has been classified as a current liability. The parties involved are negotiating to settle the matter.

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

As the owner of the Robotic Technology incorporated into the Equipment, Excelco has the right, pursuant to an agreement dated October 26, 1994 (the "Guarantee Agreement") with the Lessor, to acquire the leased robotic packaging unit for $100 if NHMC US does not exercise its option to acquire the same upon expiration of Lease NHM#1094-001.

Reference is made to ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Robotic Technology License Agreement" for specific information relating to the grant by Excelco to the Company of the exclusive right to assemble, package and market custom procedure tray packaging in North America using Excelco's Robotic Technology.

ITEM 3.  LEGAL PROCEEDINGS

Equipment Lease Dispute
Since Fiscal 1995, NHMC US was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in Fiscal 1995.
The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, NHMC US made certain adjustments in 1995 to the various equipment under capital leases and the lease obligations based on the then interpretation of the settlement terms.

During Fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

a) the refundable deposit on equipment paid by NHMC US was applied against the lease liability by the lessor; and
b) the implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

Subsequent to April 30, 1998, the assignee of D & T Leasing Inc. gave notice that NHMC US is in arrears of payments owing to D & T Leasing Ltd. The outcome is not determinable.

A former employee of the Company has sued for unspecified general damages. His action is for wrongful dismissal, the value of certain performance shares in escrow, interest and cost. The Company disputes all of the plaintiff's claims. The outcome is not determinable.

Four former employees of National Care Products Ltd. and/or Arjo Canada Inc., have sued Arjo Canada Inc. and may sue National Care Products Ltd. Their actions are for wrongful dismissal, and they are seeking unspecified general and special damages. In each case, the outcome is not determinable.

Consulef Management Services Inc., carrying on business as Custom Pack Reliability and the said Custom Pack Reliability have sued the Company in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida for injunctive relief, unspecified damages, interest and costs. The action relates to the Company's association with former employees of the Plaintiff. The likelihood of loss is not determinable. The Company signed a letter of intent with Consulef Management Services Inc. for the purchase of all the issued and outstanding shares of Consulef Management Services Inc. It is a condition of the transaction that any action between the Company and Consulef Management Services Inc. will be discontinued without costs to any party.

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

Table No. 2 lists as of 9/30/98, all persons/companies known to the Registrant to be the beneficial owner of more than ten percent (10%) of the outstanding common shares of the Registrant.

Table No. 2
10% Shareholders

Title                                 Amount and Nature          Percent
  of                                      of Beneficial               of
Class   Name of Beneficial Owner              Ownership          Class #
Common  Janice Shahsavar (1)                  4,350,805          26.7%
        Total                                 4,350,805          26.7%

(1)  120,000 shares are escrowed where release is controlled by
             Canadian regulatory authorities; refer to ITEM #14,
             "Escrowed Performance Shares".
   4,229,305 shares are held indirectly through Excelco, a private company controlled by Ms. Shahsavar.
   705,600   shares held by Mahmood (Mac) Shahsavar excluded.

  #  Based on 16,321,903 shares outstanding as of 9/30/98.

Table No. 3 lists as of 9/30/98, all Directors and Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 3
Shareholdings of Directors and Officers

Title                                 Amount and Nature          Percent
  of                                      of Beneficial               of
Class   Name of Beneficial Owner              Ownership          Class #
Common  Janice Shahsavar (1)                  4,350,805          26.7%
Common  11 Directors/Officers as a group (2)  1,144,248          7.0%
        Total                                 5,495,053          33.7%

(1)       120,000 shares are escrowed where release is controlled by
Canadian
          regulatory authorities; refer to ITEM #14, "Escrowed Performance Shares".
4,229,305 shares are held indirectly through Excelco, a private company controlled by Ms. Shahsavar.
(2) 820,000 shares are escrowed where release is controlled by Canadian regulatory authorities; refer to ITEM #14, "Escrowed Performance
Shares".
#   Based on 16,321,903 common shares outstanding as of 9/30/98.

ITEM 5.  NATURE OF TRADING MARKET

The Company's common shares traded on the Senior Board of the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, having the trading symbol "NHM" and CUSIP# 635902-10-9. The common shares were posted/called for trading on 1/15/96. At the Company's request, its common stock is no longer trading on the Vancouver Stock Exchange as of July 1, 1998.

The Company's common shares presently trade on the NASDAQ Small Cap Stock Market in the United States, having the trading symbol "NHMCF". Trading on NASDAQ was initiated on 8/14/96.

Table No. 4 lists the trading activity on the Vancouver Stock Exchange during the last six fiscal quarters. The closing price on 6/30/98 was CDN$2.60.

Table No. 4
Vancouver Stock Exchange Trading Activity

                                                     Canadian Dollars
Fiscal Quarter Ended              Volume          High      Low       Close
July 31, 1998*                   180,630          $3.85    $2.52     $2.60
April 30, 1998**                 153,695          4.00      3.10      3.25
March 31, 1998                   949,333          4.78      3.45      3.75

December 31, 1997                790,619          6.15      3.60      4.00
September 30, 1997             1,053,178          7.95      5.80      6.05
June 30, 1997                    589,772          7.75      5.50      7.25

*Last trading day on the Vancouver Stock Exchange was 6/30/98
    **Thirty day quarter due to change in fiscal year-end.

Table No. 5 lists the trading activity on the NASDAQ Small Cap Stock Exchange during the last six fiscal quarters. The closing price on 9/30/98 was US$0.75.

Table No. 5
NASDAQ Trading Activity

                                                       US Dollars
Fiscal Quarter Ended              Volume          High      Low       Close
July 31, 1998                  5,069,700          $2.75       $1.25   $1.25
April 30, 1998 *               1,576,100           2.81        2.12    2.31
March 31, 1998                 4,463,683           3.28        2.31    2.56

December 31, 1997              3,887,200           4.50        2.62    2.79
September 30, 1997             4,167,500           6.00        3.19    4.50
June 30, 1997                  1,177,701           5.94        3.88    5.38

     *Thirty day quarter due to change in fiscal year-end.

The Company's common shares are issued in registered form. Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On September 30, 1998, the shareholders' list for the Company's common shares showed 126 registered shareholders and 16,321,903 shares outstanding. 44 of these registered shareholders were U.S. residents, holding 6,090,113 shares or 37.3% of the issued stock.

The Company has researched indirect holdings registered to the various depository institutions and stockbrokerage firms and estimates that there were 3,700 "holders of record" resident in the United States holding the above referenced 6,090,113 shares.

Based on the above research and other research, the Company estimates that there are in excess of 4,800 beneficial shareholders.

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

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
         AFFECTING SECURITY HOLDERS

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; and (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

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

This summary is not exhaustive of all possible consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.


North American Free Trade Agreement (Canada)
The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled `entities'" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount,(the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

Disposition of Common Shares
If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation with the same paid-up capital as the shares sold) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

Dividend
In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratification of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends and deemed dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and
c) the majority of its assets are actively managed (not passively held), the Company believes that it is neither a "Foreign Personal Holding Company", "Foreign Investment Company", "Passive Foreign Investment Company", nor a "Controlled Foreign Corporation".

Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income or such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company
If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in
Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a)of the Code defines a PFC. as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFC. is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation
If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be treated as a controlled foreign corporation under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code)of the Company; of the Company's earnings invested in U.S. property; and of earnings invested "excess passive assets" (as specifically defined by the Code). The Company, in addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data for fiscal 1998 ended April 30, 1998, and for fiscal 1997 and 1996 ended June 30th were derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent Chartered Accountants, as indicated in their reports which are included elsewhere in this Annual Report. The selected financial data for fiscal 1995 ended June 30th were derived from the financial statements of the Company which were audited by Deloitte & Touche, independent Chartered Accountants, as indicated in their report which are included elsewhere in this document. The selected financial data for Fiscal 1994 was derived from the audited financial statements of the Company, not included herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Reference is made to notes to the audited financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The Company did not generate material revenue from operations until the last half of Fiscal 1996. Accordingly, through Fiscal 1998, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities, government loans, and lease financing for equipment.

The Company's ability to continue operations is dependent upon developing profitable operations and obtaining additional external financing. The Company expects to reach a level of operations by the end of Fiscal 1999 that will result in positive cashflow.

Table No. 6
Selected Consolidated Financial Data
(CDN$ in 000, except per share data)

                                        Year      Year      Year      Year
                                        Ended     Ended     Ended     Ended
                                        4/30/98   6/30/97  6/30/96  6/30/95
Sales Revenue                            $7,521  $ 4,905     $556       0
Net loss before Unusual Items(6)        ( 8,222)  (4,248)  (3,212)    (869)
Net loss                                (12,814)  (4,248)  (3,212)    (869)
Loss per Share before Unusual(6)         ($0.61)  ($0.39)  ($0.32)  ($0.15)
Loss per Share                           ($0.95)  ($0.39)  ($0.32)  ($0.15)
Wgt. Avg. No. of Shares (1)(5)           13,512   10,926   10,088    5,768
Dividends Per Share                       $0.00    $0.00    $0.00    $0.00

Working Capital                         ($1,617)  $5,456    $(927)   $(818)
Property/Plant/Equipment                 18,687    7,698    6,917    7,436
Assets Under Development                    627    9,867    8,924    8,010
Long-Term Debt                           12,920    3,267    2,169        0
Capital Lease Obligations (3)             6,011    7,224    8,651    8,837
Loans Payable to Shareholders, etc.         554    2,065      721      203
Shareholders' Equity                      8,130   13,083    4,597    5,958
Total Assets                             33,120   27,313   17,534   15,922

US GAAP Shareholders' Equity             7,268    13,137    4,607    6,152
US GAAP Net (Loss) (4)                 (12,814)   (4,382)  (3,202)    (674)
US GAAP (Loss) per Share (5)            ($1.03)   ($0.45)  ($0.36)  ($0.12)
US GAAP Wgt.Avg. No. Shares (5)         12,332     9,746    8,908    5,751

Note: Year ended 6/30/94 omitted as the above categories were all zero.
(1) Effective 5/15/95, the Company's common shares were split on a 571.4286:1 basis. All discussion in this Annual Report refer to post-split stock unless otherwise indicated.
(2) Refer to ITEM #1, ITEM #2, ITEM #9, and ITEM #14 for a discussion of disputed lease agreements.
(3) Refer to ITEM #1, ITEM #2, and ITEM #9 for a discussion of the Lease Agreements.
(4)  Under US GAAP, the Company would have expensed "foreign exchange gain
(loss)" during Fiscal 1995 of $194,301, in 1996 of $9,772, in 1997 of($134,026) and in 1998 of (91,800).
(5) Under US GAAP, the Company would have omitted 1,180,000 contingently-cancelable escrowed shares in the calculation of weighted average number of shares used to determine loss per share.
(6) The Company took a full reserve on (1) $2,721,807 of laboratory equipment in storage pending the results of an insurance claim, and (2) $1,870,274 of a related party receivable. Any future recovery from these items will be recorded as a non-operating gain in the year realized.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION


Fiscal Year Ended April 30, 1998

Domestic and Foreign Sales

                                                 Year Ended    Year Ended
                                                 April 30,    June 30, 1997
                                                    1998
Sales to customers outside Canada                  2,858,349      2,482,035
Sales to customers inside Canada                   4,662,890      2,423,366
Gross Profit after Cost of Sales                   2,046,212      2,268,086

Sales revenue increased by $2,615,838 or 53% during fiscal 1998 compared to fiscal 1997. Considering that fiscal 1998 was a ten month period, the annualized increase in sales between periods was 84%. The increase in Canadian sales relative to non-Canadian sales was attributable to Medi Guard Inc. whose customer base is predominately Canadian. The gross profit percentage, before depreciation, decreased from 46.2% in 1997 to 27.2% in 1998 due primarily to Medi Guard Inc.'s lower margin sales. Subsequent to yearend, management successfully increased the selling prices for both of Medi Guard Inc.'s product lines. Also, cost savings have been realized in the manufacturing process.

For the ten month period ended April 30, 1998, the Company recorded depreciation and amortization of $1,922,534 and interest on long-term debt of $1,014,519. The loss from operations before interest, taxes, depreciation and amortization was $4,507,239. Selling, distribution and administration expenses increased by $2,223,371 due to 1) increased sales and marketing activity as the sales network and distribution channels were expanded, and 2) the expense associated with investigating potential acquisitions and the actual acquisitions of Medi Guard Inc. and Budva International LLC. Thus far in fiscal 1999, cost reductions have been realized in production labor, distribution, executive services and general administration.

In fiscal 1998, management undertook an asset impairment analysis and recorded two unusual items. Laboratory equipment of $2,721,807 under capital lease was reserved for in full. Management noted in 1995 that part of the equipment was missing and opted to leave the remaining equipment in storage while the insurance claim process was pursued. The insurance claim is sill unsettled and the ultimate outcome unknown. A related party receivable of $1,870,274 was reserved for in full. Any future recovery from the above items will be recorded as a non-operating gain in the year realized.

NHMC US has suspended payments on the equipment under capital lease pending the resolution of a matter regarding the prior lease payments. The lessor has issued a letter of default and therefore the entire obligation has been classified as a current liability. Management believes that the situation will be resolved without material effect on the Company or its operations.

The Company had a working capital deficiency of $1,617,000 at April 30, 1998. This was a result of the capital leases being classified as current (see above). At April 30, 1998, accounts receivable were $2,266,277 and inventories were $4,788,701. Management is in the process of obtaining a working capital facility supported by a first claim against these assets. Management is also sourcing a capital expenditure facility to be used to finance further acquisitions and increases in production efficiency.

As of April 30, 1998, total assets were $33,119,968 and shareholders' equity was $8,130,378.

On October 2, 1997, the Company announced the completion of a US$5,000,000 private placement through the issuance of Convertible Notes. The Notes, issued to two European funds, were convertible into units consisting of Convertible Debentures and Warrants entitling the holders to purchase up to 250,000 shares of common stock of the Company upon registration with the US Securities and Exchange Commission and a receipt being issued for the Company's prospectus by the B.C. Securities Commission. The Convertible Debentures were convertible into the Company's common stock at a conversion price equal to the lower of the average closing bid price of a share of common stock over the five consecutive trading days prior to (a) $US4.33 or
(b) 85% of average closing price on conversion date. Unless earlier converted, the Convertible Debentures would be automatically converted into common stock on October 1, 1998. The Convertible Notes bore cumulative interest at the rate of 6% per annum, payable in cash or in common stock. The Warrants had a term of two years and were exercisable at 110% and 120% of the average closing price if exercised during the first year or during the second year from the Closing Date, respectively. The company paid 5% commission in connection with this private placement to Corporate Capital Management. The Company used the net proceeds from the private placement to facilitate its expanded growth and to finance acquisitions. As at March 31, 1998, 1,475,572 shares had been converted at a total value of $4,935,924 and the remaining amount were redeemed in cash which completed and closed the financing. The Warrants were cancelled by mutual consent.

Effective March 31, 1998 the Company completed a US$6,750,000 private placement through the issuance of 6% Convertible Notes. The Debentures are convertible into Class A shares at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and a rolling floor price of US $2.50. The Notes are convertible upon registration with the SEC and 120 days as required by the British Columbia Securities Commission. A commission of 5% was paid in connection with this financing. The Company also issued 337,500 Warrants which are exercisable at 110% and 120% of the average closing price exercised during the first year or during the second year from the Closing Date, respectively. Part of the proceeds from this financing went to redeem the October 1997 Debenture financing.

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

Fiscal Year Ended June 30, 1996
For Fiscal 1996, the Company had cost of sales of $291,319 on sales of $556,105. Gross profit before depreciation for the year ended June 30, 1996 was $264,786. The Company recorded depreciation and amortization of property, plant and equipment of $1,188,053 and interest on long-term debt of $409,258. These amounts were expensed as the Company was past the start-up stage and capable of production. The Company also experienced a significant increase in selling, distribution and administrative expenses which totalled $1,888,352, including advertising expenses of $185,082. The increase was due to increased activity in sales and marketing, the expenses associated with investigating potential acquisitions, and the expenses associated with the acquisition of the liquid division of Arjo Canada Inc. which closed subsequent to this period.

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

Liquidity
Historically, the Company has relied on debt and equity financing to develop and operate its business. The Company has not yet achieved a sales volume that would result in profitable operations and must continue to rely upon funding through further private and public equity financings and by a working capital facility supported by accounts receivable and inventories. Management is in the process of obtaining a working capital facility supported by a first claim against these assets. Management is also sourcing a capital expenditure facility to be used to finance further acquisitions and increases in production efficiency.

Prior to the initial public offering of the Company's common shares on November 30, 1995 (the "IPO Prospectus"), liquidity was dependent upon cash invested by principals of the Company and private investors. Additional funds were provided by shareholder loans and funds advanced from the Manitoba and Canada Governments pursuant to the MG Agreement and WEDD Agreement. In December 1995, the Company received net proceeds of approximately $1,800,000 from the IPO Prospectus offering. As at April 30, 1998, the Company had received a total of $2,174,126 under the MG Agreement and $1,804,835 under the WEDD Agreement.

Although the above sources of funding were adequate for its initial start-up expenses, the Company required additional funding from further private equity financings in order to pursue its acquisition plans and implement a sales and marketing program in Canada and the United States. To that end, during its year ended April 30, 1998, the Company completed the CN Private Placement, on October 1, 1997, raising proceeds of US$5,000,000 and on March 31, 1998, the Company closed another CN Private Placement, raising proceeds of US$6,750,000. The Company will continue to require additional funds, through private or public equity financings, and a working capital facility, in order to maintain its objective of rapid growth.

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

In March 1998, the Company sold US$6,750,000 of Convertible Notes. Refer to ITEM #12, "Options to Purchase Securities from Registrant or Subsidiaries".

Financial Assistance

Manitoba Government
By agreement dated November 24, 1994, as amended September 21, 1995 and November 14, 1995 (the "MG Agreement"), the Department of Industry Trade and Tourism of the Manitoba Government, through its Crown Corporation and agent, Manitoba Development Corporation ("MDC") agreed to provide the Company with financial assistance equal to the lesser of $2,674,000 or 33% of the costs, excluding G.S.T., incurred and paid for, with respect to, the land and buildings purchased, building improvements made, and equipment purchased at arm's length, relating to the Company's production of automated packaged medical and surgical devices, kits and procedural trays for the medical and healthcare market (the "Eligible Project Costs"). The Company met conditions sufficient for it to obtain a maximum of $2,174,126 of financial assistance (the "MG Loan") from MDC.

The MG Agreement requires the creation and maintenance of a certain number of jobs over a four year period, starting in 1995, as follows:

      Calendar Year        Number of New Jobs Required   Number of Jobs
                                  to be Created          Required to be
                                                           Maintained
          1995                          5                       5
          1996                          23                     28
          1997                          18                     46
          1998                          3                      49

During calendar 1999 and until the MG Loan is repaid in full, the Company is required to maintain the number of jobs required to be maintained for calendar 1998. The Company has created and maintained the requisite number of jobs and currently employs 105 full-time employees.

The MG Loan is secured with a first-fixed charge against land, buildings and certain equipment and certain second fixed charges, and will be subject to interest (both before and after maturity) at a rate, compounded monthly, equivalent to that being charged by the Province of Manitoba to its Crown corporations for borrowings amortized over a ten year period. The MG Loan is to be repaid as follows:

(a) six consecutive monthly payments of $30,000 from May 5, 1999 through October 5, 1999; and

(b) the remaining principal payments must be made by way of 48 equal consecutive monthly payments of $51,958.33 from November 5, 1999 and a final payment of $19,710.

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

(b)  Assignment/Postponement of Shareholder Loans Agreement
Pursuant to an agreement (the "Assignment/Postponement of Shareholder Loans Agreement") among the Company, Excelco Systems Inc. ("Excelco"), Mahmood
(Mac) Shahsavar, Janice Shahsavar and MDC, it was agreed that during the term of the MG Loan:

(i) neither Mahmood (Mac) Shahsavar nor Janice Shahsavar would sell, transfer, assign or otherwise dispose of their respective incentive stock options (see "Options and Other Rights to Purchase Securities"),
(ii) neither Mahmood (Mac) Shahsavar nor Janice Shahsavar would sell, transfer, assign or otherwise dispose of any Shares acquired pursuant to an exercise of their respective incentive stock options or acquired upon the release of shares from escrow. (Refer to Item#14, "Description of Securities, Escrowed Performance Shares"), and
(iii)the Company would not make any payments to Excelco or to any other shareholders of the Company on account of any loans advanced by them to the Company,

without the prior written consent of MDC. The loans referred to in the agreement were converted to equity when the Company went public.

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

Awaiting the results of a related pending matter, the Company's subsidiary, NHMC US, has suspended payments to the lessor of the equipment under capital lease. The lessor has issued a letter of default and therefore the full amount of the obligation has been classified as a current liability. Management believes that the matter will be resolved without material effect to the Company.

Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-003 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the interpretation of the settlement terms at that time.

During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:
(1) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.
(2) The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.
The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

(e)  Excelco Guarantee
An agreement (the "Excelco Guarantee") among the Company, Excelco and MDC, whereby Excelco has agreed to guarantee the repayment of the loan by the Company to MDC.

Federal Government
By agreement dated December 5, 1994 (the "WEDD Agreement"), entered into with the Government of Canada's Western Economic Diversification Program ("WEDP"), the Company received approval for non-interest bearing, subordinated financial assistance in the aggregate amount of $1,937,852. To date, the full amount of $1,937,852 has been received under the WEDD Agreement.

Repayment of the loan will be made by quarterly payments commencing September 1, 1998 and ending September 1, 2000, as follows:

September 1, 1998                       $100,000
December 1, 1998                        $180,000
March 1, 1999                           $180,000
June 1, 1999                            $210,000
September 1, 1999                       $210,000
December 1, 1999                        $290,000
March 1, 2000                           $290,000
June 1, 2000                            $290,000
September 1, 2000                       $187,852

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

Robotic Technology License
By agreement dated May 30, 1995 (the "Robotic Technology License Agreement"), as amended, Excelco Systems Inc. ("Excelco") granted to the Company the exclusive right and license (the "Licensed Rights") to use the robotic technology (the "Robotic Technology") to manufacture and package surgical custom procedure trays and kits, and to sell products to healthcare institutions in Canada, Mexico and the US. The Robotic Technology License Agreement is for an initial term of ten years, with an automatic renewal for consecutive ten year terms thereafter.

Janice Shahsavar, the Vice-President Human Resources of the Company, owns 100% of the issued shares of Excelco. In addition, Mac Shahsavar, the President, CEO and Director of the Company, is also the President and CEO of Excelco. At the time of entering into the Robotic Technology License Agreement, Seyed Torabian, a former Executive Vice-President and a Director of the Company, owned 5.78% of the issued shares of Excelco.

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

Liquid Division of Arjo Canada Inc.
Pursuant to an agreement dated May 14, 1996 (the "Arjo Agreement") between the Company and Arjo Canada Inc. ("Arjo"), Arjo USA Inc. ("Arjo U.S.") and 3485367 Manitoba Ltd. (now known as National Care Products Ltd.) ("NCP"), the Company acquired Arjo's Liquid Division by purchasing all the shares of NCP. At the time of purchase, NCP was a wholly-owned subsidiary of Arjo. In consideration therefore, the Company paid to Arjo the sum of $10 and assumed an unsecured promissory note payable to Arjo in the amount of $896,447, representing payment for certain assets as set forth in the Arjo Agreement. This promissory note was paid in full. The parties negotiated the allocation of the purchase price to be as follows: $262,680 in fixed assets; $633,768 in inventory; and $10 in goodwill, contract assignments, licenses, records and intangibles. Ross Scavuzzo, a director of the Company, was the President of Arjo as well as being a director of the Company at the date of the Arjo Agreement.

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

Importex Corporation
By an arms'-length agreement dated February 4, 1997 (the "Importex Assignment") between the Company, Importex Corporation ("Importex") and Mertexas Partnership ("Mertexas"), the Company was assigned Importex's interest in an agreement between Importex and Nosawa & Co., Ltd. ("Nosawa") dated January 31, 1997 (the "Nosawa Agreement").

Nosawa, with its manufacturing and administrative operations located in Osaka, Japan, is the manufacturer of certain protective textiles, including "Mertex" and "Mertex-Plus" (collectively, the "Textiles"). By virtue of the Importex Agreement, the Company has the exclusive right under the Nosawa agreement to distribute and sell the Textiles in North America, Mexico and Europe (including the European Union).

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

Machinery and Equipment
As at July 31, 1998, the Company has expended in excess of $3,344,280 towards machinery and equipment purchases, office supplies and other set-up costs related to production, and has expended in excess of $250,000 towards modifying the utilities systems of its Winnipeg facility to establish air quality to meet operational requirements. A further $410,058 of machinery and equipment, furniture, fixtures, and computer hardware was acquired in connection with the acquisition of the liquid division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.") A further $274,464 of machinery, equipment, furniture, fixtures, and computer hardware was acquired in connection with the acquisition of the antimicrobial packaging division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc."). A further $2,413,208 of machinery, equipment, furniture, and computer hardware was acquired in connection with the acquisition of Medi Guard Inc. (see Item #9 "Management's Discussion & Analysis of Financial Condition and Results of Operations, Medi Guard"). A further $1,669,035 of machinery, equipment, furniture and fixtures was acquired in connection with the acquisition of Budva International L.L.C. (See Item #9, "Management's Discussion & Analysis of Financial Condition and Results of Operations, Budva International LLC."). Also, the Company's US subsidiary, NHMC US, obtained lease financing in excess of $10,000,000 for its robotic assembly and packaging equipment. All production machinery purchased and leased by the Company is from arm's-length parties. (See ITEM #2, "Description of Property, Operations, Equipment")

Medi Guard Inc.
The Company entered into a binding letter agreement dated November 24, 1997, with shareholders of the privately-held Medi Guard Inc. of Oakville, Ontario for the purchase of 100% of the issued and outstanding shares of MGI together with all shareholder loans. Medi Guard is Canada's leading manufacturers of cellulose-based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. Medi Guard also produces a line of single use products for airline in-flight services. The consideration agreed upon was $1 plus the greater of $400,000 or 3.5 time the annualized earnings of Medi Guard for the one year period following the agreement date (the "Purchase Price"). A Share Purchase Agreement was drafted and signed by all the interested parties on January 20, 1998. The Agreement between the shareholders and the Company specified terms and conditions including the aforementioned Purchase Price. The terms of the acquisition were approved by the B.C. Securities Commission on January 27, 1998. The original Purchase Price was subsequently adjusted in an Amending Agreement signed by all the interested parties on 4/7/98. The new Purchase Price is the greater of (a) $400,001.00; or (b) $1.00 plus the product of the Annualized Earnings multiplied by 1.5 .

National Healthcare Logistics LLC
During Fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and 333 1/3 Class C non-voting shares of National Healthcare Logistics LLC. During fiscal 1998, the Company acquired an additional 666 2/3 Class C shares.

This investment is being accounted for under the equity method. National Healthcare Logistics LLC, a limited liability company("NHLC"), was created in April 1997 by the Company and two well-respected US authorities in materials management and medical distribution systems. The Company owns the Class A voting shares purchased at a price of US$1 each and the Class C non-voting shares purchased at a price of US$1,500 each. NHLC is in the business of managing the purchasing and distribution activities for regional hospital alliances utilizing a "Hub & Spoke" distribution system. The "Hub & Spoke" distribution system is the state-of-the-art in supply chain management for integrating hospital systems. The concept was developed by Duane Jorgensen, one of the principals of NHLC, who is a highly-regarded authority in material management logistics. Mr. Jorgensen has also developed and implemented a number of stockless inventory systems for hospitals throughout the United States. The formation of NHLC provides the Company with an entry to "alternative" distribution channels, the fastest growing segment of the medical products distribution market. This directly benefits the Company and its subsidiaries by providing them with an opportunity to market their products directly to end user hospitals through "Hub & Spoke" distribution systems managed by NHLC. In August 1997, NHLC entered into a ten-year agreement with SYSCO Corporation, through which NHLC will bring in supply management contacts for various integrated hospitals systems, based on the "Hub & Spoke" distribution, while SYSCO Corporation will provide the capital for setting up the "Hubs" and provide inventory and distribution.

In January 1998, NHCL signed its first long-term agreement to establish and manage a "Hub & Spoke" distribution center for five Florida based hospitals including Sarasota Memorial and the Lee Memorial Healthcare System of Fort Myers. This center was opened and became fully operational in September 1998. The "Hub" is the dedicated distribution center and serves as the platform upon which "Spokes" are formed by mutual consent of the participating hospitals. Each NHCL "Hub" is customized to meet specific local requirements. Feasibility studies conducted by NHCL will allow the hospital groups to determine the benefits to be gained from developing any particular "Spoke". The "Spokes" are common services that can be cost shared by the local alliance or Integrated Delivery Network. "Spokes" can achieve cost savings of 15-20% and be a source of new revenue for the hospitals. The Fort Myers, FL-based LeeSar Regional Service Center (LeeSar), has begun operations and commenced distribution to its member hospitals effective September 14, 1998. The "Hub", or primary distribution center, is owned by the two hospital systems. NHCL will receive a management fee based on a percentage of the monthly sales volume. Also, a Letter of Intent was signed in May 1998 to establish a second long term "Hub & Spoke" distribution center.

Budva International LLC.
In April 1998, the Company entered into an agreement with Budva International LLC. to purchase all the issued and outstanding shares of Budva International LLC, of Lenexa, Kansas, USA (Budva). The Membership Purchase Agreement was effective April 29, 1998. For the past six years Budva has been a leading manufacturer and provider of disposable plastic products to the healthcare industry. Along with the existing product offering of specimen collection containers, medicine and denture cups and specialty products including sterile or specimen collections and sterile mid-stream collection kits, the Company will expand Budva's existing 26 product lines to offer other plastic products for all three major areas of healthcare. Although the Company included the assets and liabilities of Budva into its fiscal 1998 balance sheet, the acquisition remains conditional on verification that the injection molding presses are in operational condition. Subject to the close of the acquisition, the Company will assume US$1.225 million of bank debt and will pay two times the net annualized earnings which are to be paid in NHMC's Class A common shares issued at the average closing price for the five trading days preceding the 12 months from the closing date.

Custom Pack Reliability
The Company announced on September 15, 1998, that subject to regulatory approval it will expand its Custom Pack Division with the acquisition of privately-held Niagara Falls, NY-based Custom Pack Reliability (CPR). CPR has been assembling and supplying custom packs to hospitals and surgical centers throughout North America since 1992. CPR revenues for 1997 were $5 million Canadian (US$3.2 million) and CPR contracts to date for 1998 total $7.5 million Canadian (US$5 million). The acquisition will increase the Company's North American sales force by 50 to more than 200. The companies plan to consolidate certain functions to achieve cost efficiencies. CPR will continue operations from its Niagara Falls facilities as a division of National Healthcare and will conduct business under the CPR name. Purchasing, customer quotation and logistics for the Custom Pack Division will be based at the Niagara Falls facility, using the existing fully-integrated computerized inventory control, order processing and accounting system. This acquisition will also provide the Company with additional facilities in the Northeast, which will complement access to markets throughout North America.

YEAR 2000 ISSUE

Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk. Management is currently implementing a plan whereby all hardware, software, and imbedded processors are analyzed to ensure Year 2000 compliance. Management intends to poll major suppliers and customers as to their state of readiness for the Year 2000. At this time, it is not possible to determine whether all Year 2000 issues will be fully resolved without adverse impact on the Company's operations.

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

(3) Repayment of government financial assistance of total amounts received, as disclosed under the heading ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operations", are subject to certain conditions.

(4) The Company is subject to government regulations in the jurisdictions in which it distributes its products. Future changes in governmental regulations may have an adverse impact on the operations of the Company.

(5) The Company currently has 16,321,903 Shares issued and outstanding. In addition, there are outstanding options and warrants to acquire a minimum of 2,068,404 shares. (See ITEM #12, "Options to Purchase Securities from Registrant or Subsidiaries".)

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

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

Table No. 7 lists as of 9/30/98 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 7
Directors

                                                  Date First Elected
Name                                         Age         or Appointed
Alice Elaine Affleck (1)(4)                  66          August 1993
Reginald Adrian Ebbeling (2)(4)              68             May 1995
Gordon John Farrimond (1)(2)(4)              49             May 1995
Robert Alexander Jackson (2)(3)              55             May 1995
Aristotle (Telly) John Mercury (1)(3)        64             May 1995
Ross Scavuzzo (4)                            44       September 1995
Mahmood (Mac) Jamshidi Shahsavar (2)(3)      41          August 1993
Jack Tapper (1)(2)                           45        November 1997

(1)  Member of Audit Committee.
(2)  Member of Executive Committee
(3)  Member of Nomination Committee
(4)  Member of Compensation and Corporate Governance Committee

Table No. 8 lists, as of 9/30/98, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers devote full time to the affairs of the Company. All Executive Officers are residents and citizens of Canada, with the following exceptions: Mr. Van Dyke who is resident/citizen of Illinois, USA.

Table No. 8
Executive Officers

Name                               Position       Date of Board Approval
Mahmood (Mac) Shahsavar            President/CEO               July 1994
Jack Tapper                        VP/CFO                  November 1997
Reginald Adrian Ebbeling           Chairman of the Board       June 1995
Robert Alexander Jackson           Executive Vice President     May 1995
Alice Elaine Affleck               Secretary/Treasurer          May 1995
Nancy Clark                        VP Operations           November 1997
Gordon John Farrimond              VP Sales-Marketing        August 1996
Janice Shahsavar                   VP Human Relations          June 1995
Darrell Wayne Van Dyke             VP, NHMC US             February 1997

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he/she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Mahmood (Mac) Shahsavar and Janice Shahsavar are husband and wife. Other than disclosed above, there are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer.

Other than disclosed below, there are no arrangements or understandings between any two or more Directors or Executive Officers. Janice Shahsavar owns 100% of Excelco; refer to ITEM #1, ITEM #4, ITEM #9, ITEM #13, and ITEM #14. Refer to ITEM #1, ITEM #9, ITEM #12, ITEM #13 and ITEM #14 regarding restrictions and obligations placed upon Mahmood (Mac) Shahsavar and Janice Shahsavar and Excelco pursuant to the MG Agreement, the WEDD Agreement, and various agreements with D&T Leasing.

ITEM 11.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received and/or accrued any compensation for his/her services as a Director, including committee participation and/or special assignments.

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

During Fiscal 1998, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

Except for the stock option program discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

During Fiscal 1998, no Director or Executive Officer received and/or accrued "other compensation" in excess of the lesser of US$25,000 or 10% of such cash compensation, and all Directors and Executive Officers as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of compensation.

There are no written employment agreements with any Director or Executive
Officer.

Table No. 9 details the compensation during Fiscal 1998 ended April 30, 1998 for the Chief Executive Officer, the four next highly compensated Directors and Executive Officers to the extent that they were compensated in excess of US$60,000, all other Directors and Executive Officers as a group, as well as compensation for all Directors and Executive Officers as a group.

Table No. 9
Compensation to Executive Officers/Directors
Fiscal 1998 Ended 4/30/98

                                                       Value of
Stock Option  Below Market
                         Salary/Bonus     Exercise        Stock
                           Consulting   Net Market      Options     Total
Directors/Officers              Fees     Value(1)   Granted(2) Compensation
Mahmood (Mac) Shahsavar      $100,000          $0            $0    $100,000
M. Seyed Torabian              60,000      55,000             0     115,000
Robert A. Jackson              65,000       8,500             0      73,500
Darrell Van Dyke              141,000           0             0     141,000
Jack Tapper                    60,000           0             0      60,000
Other Officers/Directors      179,400     111,775             0     291,175
                         ------------  ---------   ----------- ------------
Total                        $605,400    $175,275            $0    $780,675

(1) Stock Option Exercise Net Market Value represents the aggregate difference between the exercise price of stock options exercised during Fiscal 1997 and the market value of the common stock on the date of exercise.
(2) Value of Below-Market Stock Options Granted represents the aggregate difference between the exercise price of stock options granted in Fiscal 1998 and the market value of the common stock on the date of granting.

The Company plans to review the stock options granted plus other incentives to adjust managements' total remuneration more inline with other medical companies similar in scope to that of the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES

Stock Options to purchase securities from the Company are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada. The Company has no formal written stock option plan. The Company is examining the feasibility of adopting a formal stock plan.

Under the stock option program, stock options for up to 10%  of the  number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock options granted under the stock option program are transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The options expire 30 days after termination of employment.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such common shares on the date of grant, and the maximum term of each stock option may not exceed ten years.

The exercise prices for stock options were determined in accordance with Vancouver Stock Exchange ("VSE") guidelines and reflect the average closing price of the Company's common shares for the ten trading days on the VSE immediately preceding the day on which the Directors granted and publicly announced the stock options, less an allowable discount.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth in Table No. 10 as of 9/30/98, as well as the number of stock options granted to Directors and all employees as a group. The exercise price of the stock options are stated in Canadian Dollars.

Table No. 10
Stock Options Outstanding

                                                       CDN$
                                      Common           Exer.   Expiration
Name                                  Stock            Price         Date
Mahmood (Mac) Shahsavar (1)             370,000        $2.00     11/30/2000
Mahmood (Mac) Shahsavar               42,500            3.70      5/21/2003
Janice Shahsavar (1)                  100,000           2.00     11/30/2000
Janice Shahsavar                       10,000           3.70      5/21/2003
Alice Elaine Affleck                   60,000           2.00     11/30/2000
Alice Elaine Affleck (2)               15,000           3.70      6/03/2002
Alice Elaine Affleck                   10,000           3.70      5/21/2003
Robert Alexander Jackson               16,000           2.00     11/30/2000
Robert Alexander Jackson                5,000           3.81      8/11/2001
Robert Alexander Jackson (2)            7,500           3.70      6/03/2002
Robert Alexander Jackson               10,000           3.70      5/21/2003
Reginald Adrian Ebbeling               12,000           2.00     11/30/2000
Reginald Adrian Ebbeling                5,000           3.81      8/11/2001
Reginald Adrian Ebbeling               10,000           3.70      5/21/2003
Gordon John Farrimond                  30,000           2.00     11/30/2000
Gordon John Farrimond                  10,000           3.81      8/11/2001
Gordon John Farrimond (2)               7,500           3.70      6/03/2002
Gordon John Farrimond                  10,000           3.70      5/21/2003
Aristotle (Telly) John Mercury         30,000           2.00     11/30/2000
Aristotle (Telly) John Mercury         10,000           3.70      5/21/2003
Ross Scavuzzo                          20,000          2.00     11/30/2000
Ross Scavuzzo                          10,000          3.70      5/21/2003
Nancy Clark                             5,000          3.81      8/11/2001
Nancy Clark (2)                        15,000          3.70      6/03/2002
Nancy Clark                            10,000          3.70      5/21/2003
Jack Tapper                            10,000          3.70      5/21/2003
Darrell Van Dyke (2)                   20,000          3.70      6/03/2002
John Stone (2)                         10,000          3.70      6/03/2002
                                    ---------
Total Officers/Directors(12 persons)  870,500
Total Employees/Advisors (80 persons) 710,404
                                    ---------
Total                               1,580,904

(1) Pursuant to the MG Agreement and the WEDD Agreement, the exercise of stock options and the subsequent resale of such shares is restricted (refer to ITEM #9 and ITEM #13).

(2) Options were initially granted at $6.13 then re-priced to $3.70 on 5/21/98.

Table No. 11 lists, as of 9/30/98 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11
Share Purchase Warrants Outstanding

               Number of  Number of
               Share      Share                        Expiration
               Purchase   Purchase                        Date of
Effective      Warrants   Warrants      Exercise Price      Share
Date of        Originally Still         First   Second   Purchase
Issuance       Granted    Outstanding   Year      Year   Warrants
9/07/97 (1)   150,000    150,000        $6.90    $7.94    9/07/99
3/31/98 (2)    337,500    337,500     US$2.83  US$3.09    3/31/00

(1)  Issued pursuant to the Importex Assignment.
(2) Issued in connection with the Convertible Debenture financing of March 31, 1998

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Ross Scavuzzo, a director of the Company, was the President of Arjo and a director of the Company at the time the Company entered into an agreement with Arjo whereby the Company has acquired Arjo's Liquid Division. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Liquid Division of Arjo Canada Inc.")

Janice Shahsavar, the Vice-President Human Resources of the Company, owns 100% of the issued and outstanding shares of Excelco. In addition, Mahmood
(Mac) Shahsavar, the President, Chief Executive Officer, and a Director of the Company, is the President and Chief Executive Officer of Excelco. The Company has entered into an agreement whereby Excelco has granted to the Company the right to use certain Robotic Technology. During Fiscal 1995,1996,1997, and 1998, respectively, the Company paid $345,890,
$314,228, $804,832 and $0 for machinery and equipment from Excelco. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Robotic Technology License".)

See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Financial Assistance, Manitoba Government" for information relating to certain restrictions and obligations placed upon Mahmood (Mac) Shahsavar and Janice Shahsavar in order to provide security to MDC pursuant to the MG Agreement.

Darrell Wayne Van Dyke, Vice President of NHMC US, was General Manager of Huntington Laboratories Gam-Med Division, Inc. ("Gam-Med") at the time that the Company entered into an agreement with Gam-Med whereby the Company acquired the on-going business and certain assets of Gam-Med. (See ITEM #9, "Management's Discussion and Analysis of Financial Condition and Results of Operation, Acquisitions and Dispositions, Huntington Laboratories Gam-Med Division, Inc.).

Aristotle (Telly) John Mercury, Director of the Company, is a partner in the Manitoba law firm of Aikins MacAulay & Thorvaldson. During Fiscal 1995,1996,1997, and 1998, respectively, that firm received $1,927, $64,965,
$48,331 and $46,942 for legal services rendered to the Company.

Elaine Affleck is a director of World Wide Golf Resources, Inc. Mahmood
(Mac) Shahsavar is Chairman/CEO and a Director of World Wide Golf Resources
Inc.

Shareholder Loans
At  6/30/95, 6/30/96, 6/30/97 and 4/30/98, respectively, the Company had received/(advanced) non-interest bearing loans totaling $203,109, $551,479, $1,049,410 and ($14,819) from/(to) Excelco (owned by Janice Shahsavar; in addition, Mahmood (Mac) Shahsavar, is President/CEO of Excelco), which loans have no fixed terms of repayment.

At 6/30/95, 6/30/96, 6/30/97 and 4/30/98, respectively, the Company had received non-interest bearing loans totaling $0, $155,496, $155,496 and $155,496 from Inscoca, an arm's length company which had a significant stock position in the Company until 3/13/96 whereupon the shareholding in the Company was distributed to that firm's shareholders, which loans have no fixed terms of repayment.

At 6/30/97 and 4/30/98, respectively, the Company had advanced Mahmood
(Mac) Shahsavar $17,355 and $175,322.

At 6/30/96, 6/30/97 and 4/30/98, respectively, the Company had received/(advanced) non-interest bearing loans totaling $25,320, $877,219, and ($2,266,331) from/(to) companies controlled by Mahmood (Mac) Shahsavar, President and CEO of the Company. These loans are unsecured, non-interest bearing, with no fixed terms of repayment, except for $393,257 which is secured by the assets of Simply Natural Spring Water Corporation, a related Company. At 4/30/98, the Company took a full reserve against the board approved advance of $1,870,274 to World Wide Golf Resources Inc., a related-party company. Any future recovery of said amount will be recorded as a non-operating gain when realized.


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

PART II

ITEM 14.  DESCRIPTION OF SECURITIES

The authorized capital of the Company is an unlimited number of Class A common shares without par value, of which 16,321,903 were issued and outstanding at 9/30/98.

Effective 5/15/95, the Company's common shares were split on a 571.4286:1 basis. All discussion in this Annual Report refers to post-split stock unless otherwise indicated.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

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

The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of the Company, as evidenced by the Company's annual audited financial statements. "Cash Flow" is defined as Net Income or loss before tax, adjusted for certain add-backs. For each $0.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

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

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Arthur Andersen LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements.

  Audited Financial Statements  for Fiscal 1998


ITEM 18.  FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM
#17.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(A)  FINANCIAL STATEMENTS

The financial statements and notes thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Arthur Andersen LLP for the audited financial statements and notes thereto are included herein immediately preceding the audited financial statements.

     Audited Financial Statements:
     Fiscal 1998 Ended April 30th
       Auditor's Report dated 10/2/98


       Consolidated Balance Sheet at 4/30/98 and 6/30/97

       Consolidated Statement of Operations
        for the years ended 4/30/98, 6/30/97 and 6/30/96

       Consolidated Statement of Shareholders' Equity for the years ended 4/30/98, 6/30/97 and 6/30/96

       Consolidated Statements of Cash Flows
       for the years ended 4/30/98, 6/30/97 and 6/30/96.

       Notes to Consolidated Financial Statements

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996


                      TOGETHER WITH AUDITORS' REPORT

                             AUDITORS' REPORT


To the Shareholders of
NATIONAL HEALTHCARE MANUFACTURING CORPORATION:

We have audited the consolidated balance sheets of NATIONAL HEALTHCARE MANUFACTURING CORPORATION (a Manitoba corporation) as at April 30, 1998 and June 30, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the ten month period ended April 30, 1998 and the year ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1998 and June 30, 1997 and the results of its operations and its cash flows for the ten month period ended April 30, 1998 and year ended June 30, 1997 in accordance with generally accepted accounting principles in Canada.

Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Canada ("Canadian GAAP"), but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the significant differences between Canadian GAAP and U.S. GAAP and the approximate effect of those differences on consolidated net loss and shareholders' equity are set forth in Note 22 of the notes to consolidated financial statements.

The 1996 consolidated statements of operations, shareholders' equity and cash flows were audited by other auditors who expressed an opinion without reservation on those consolidated statements in their report dated July 22, 1996.



Winnipeg, Manitoba, Canada
October 2, 1998

AUDITORS' REPORT




Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated October 2, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Winnipeg, Manitoba, Canada
October 2, 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEETS
                     APRIL 30, 1998 AND JUNE 30, 1997
                           (In Canadian Dollars)

                                  ASSETS

                                                 April 30,       June 30,
                                                    1998           1997
CURRENT ASSETS
Cash and short-term investments                   $2,684,713     $4,213,255
Accounts receivable (Note 10)                      2,266,277      1,827,239
Inventories (Notes 4 and 10)                       4,788,701      2,850,012
Prepaid expenses                                     250,747        364,998
                                                 -----------     ----------
                                                   9,990,438      9,255,504
RECEIVABLES FROM SHAREHOLDERS AND
  DIRECTOR-RELATED COMPANIES (Note 5)                586,209              -
INVESTMENT IN NATIONAL
  HEALTHCARE LOGISTICS LLC (Note 6)                1,213,745        490,772
PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 7, 10 and 11)         18,687,442      7,698,374
ASSETS UNDER DEVELOPMENT (Notes 8, 10 and 17)        627,504      9,868,849
OTHER ASSETS (Note 9)                              2,014,630              -
                                                 -----------     ----------
                                                 $33,119,968   $ 27,313,499
                                                 ===========   ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques issued in excess of amounts on deposit      $964,070       $349,336
Accounts payable and accrued liabilities           3,540,364      1,271,616
Current portion of long-term debt (Note 10)        1,091,488        460,000
Current portion of obligations under capital       6,011,145      1,718,552
leases (Note 11)
                                                 -----------     ----------
                                                  11,607,067      3,799,504
LONG-TERM DEBT (Note 10)                          12,920,454      2,807,326
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)                 -      5,504,985
DEFERRED FOREIGN EXCHANGE GAIN (LOSS)               (91,800)         54,128
PAYABLES TO SHAREHOLDERS
  AND DIRECTOR-RELATED COMPANIES (Note 12)           553,869      2,064,770
                                                 -----------     ----------
                                                  24,989,590     14,230,713
                                                 -----------     ----------
SHAREHOLDERS' EQUITY
Capital stock (Note 13)                           17,179,856      9,318,163
Warrants (Note 14)                                12,093,206     12,093,206
Deficit                                         (21,142,684)    (8,328,583)
                                               ------------     -----------
                                                   8,130,378     13,082,786
                                               -------------    -----------
                                                 $33,119,968   $ 27,313,499
                                               =============   ============

Approved on behalf of the Board:

/s/Mac Shahsavar      Director           /s/Jack Tapper      Director

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)


                                       April 30,    June 30,     June 30,
                                         1998         1997         1996

REVENUES
Sales (Note 16)                        $7,521,239  $4,905,401      $556,105
Other revenue                             221,628     166,196             -
                                       ----------  ----------     ---------
                                        7,742,867   5,071,597       556,105
                                       ----------  ----------     ---------
COSTS AND EXPENSES
Cost of sales                           5,475,027   2,637,315       291,319
Selling, distribution and               6,647,953   4,424,582     1,888,352
administrative
Depreciation and amortization (Note     1,922,534   1,576,975     1,188,053
19)
Interest on long-term debt              1,014,519     415,035       409,258
Other expenses                            127,126      56,026       (9,131)
                                       ----------  ----------     ---------
                                       15,187,159   9,109,933     3,767,851
                                       ----------  ----------    ----------
LOSS FROM OPERATIONS                    7,444,292   4,038,336     3,211,746
LOSS FROM INVESTMENT IN
  NATIONAL HEALTHCARE LOGISTICS LLC       777,728     209,707             -
                                       ----------  ----------    -----------
(Note 6)
LOSS BEFORE THE UNDERNOTED              8,222,020   4,248,043     3,211,746
UNUSUAL ITEMS (Note 17)                 4,592,081           -             -
                                      -----------  ----------   -----------
NET LOSS                              $12,814,101  $4,248,043    $3,211,746
                                      ===========  ==========   ===========

BASIC LOSS PER SHARE BEFORE UNUSUAL         $0.61       $0.39         $0.32
ITEMS                                 ===========  ==========   ===========
BASIC LOSS PER SHARE                        $0.95       $0.39         $0.32
                                      ===========  ==========   ===========
WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING            13,512,344  10,925,842    10,088,419
                                      ===========  ==========   ===========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)


         Class A Common Shares

          Shares      Amount        Paid in       Deficit         Total
                                    capital
Balanc   9,578,290   $6,826,664      $    -     $(868,794)     $5,957,870
es at
June
30,
1995

Issue    1,175,000    2,306,250           -              -      2,306,250
of
shares
for
cash

Share            -    (455,563)             -              -      (455,563)
issue
costs

Net              -            -             -    (3,211,746)    (3,211,746)
loss     ---------   ----------      --------  -------------   ------------

Balanc  10,753,290    8,677,351             -    (4,080,540)      4,596,811
es at
June
30,
1996

Issue       67,125      140,812             -              -        140,812
of
shares
for
cash

Issue            -            -    12,315,000              -     12,315,000
of
specia
l
warran
ts
(Note
14)

Warran           -            -     (221,794)              -      (221,794)
t
issue
costs

Exerci     250,000      500,000             -              -        500,000
se of
warran
ts
(Note
14)

Net              -            -             -    (4,248,043)    (4,248,043)
loss     ---------     --------    ----------   ------------   ------------

Balanc  11,070,415    9,318,163    12,093,206    (8,328,583)     13,082,786
es at
June
30,
1997

Issue       37,500       91,440             -              -         91,440
of
shares
for
cash
(Note
13)

Issue      225,000    1,552,500             -              -      1,552,500
for
Mertex
distri
bution
right
(Note
9)

Share            -  (1,174,275)             -              -    (1,174,275)
issue
costs

Conver   1,475,572    4,935,924             -              -      4,935,924
sion
of
conver
tible
debt
(Note
10)

Exerci   3,013,416    1,293,748             -              -      1,293,748
se of
warran
ts
(Note
14)

Equity           -    1,162,356             -              -      1,162,356
portio
n of
conver
tible
debt
(Note
10)

Net              -            -             -   (12,814,101)    (12,814,101)
loss     ---------  -----------      --------  ------------    -------------
Balanc  15,821,903  $17,179,856   $12,093,206   $(21,142,684)     $8,130,378
es at   ==========  ===========   ===========  ==============  =============
April
30,
1998




               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)

                                 April 30,       June 30,       June 30,
                                    1998           1997           1996
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                        $(12,814,101)   $(4,248,043)   $(3,211,746)
Items not affecting cash
Amortization of deferred
  foreign exchange gain              (54,128)       (15,950)              -
Amortization of deferred               98,922              -              -
financing costs
Depreciation and                    1,922,534      1,576,975      1,188,053
amortization
Loss from investee                    777,728        209,707              -
Unusual items                       4,592,081              -              -
                                -------------   ------------   ------------
                                  (5,476,964)    (2,477,311)    (2,023,693)
Net change in non-cash
  operating assets and
liabilities
Accounts receivable                   284,321    (1,416,063)      (104,443)
Inventories                       (1,421,672)    (1,377,116)      (507,203)
Prepaid expenses                      154,053      (291,190)          7,904
Accounts payable and accrued        1,157,737        147,630        393,833
liabilities
                                 ------------   ------------   ------------
                                  (5,302,525)    (5,414,050)    (2,233,602)
                                 ------------   ------------   ------------
INVESTING ACTIVITIES
Acquisition of shares in
  National Healthcare             (1,500,672)      (700,479)              -
Logistics LLC
Acquisition of property,          (2,063,751)    (1,476,066)    (1,583,214)
plant and equipment
Interest capitalized on             (180,770)      (475,404)              -
equipment
Acquisition of National Care                -      (896,447)              -
Products Ltd.
Acquisition of Gam-Med                      -    (1,678,728)              -
Division
Acquisition of Medi Guard           (400,001)              -              -
Inc.
Acquisition of Budva
International LLC                   (136,132)              -              -
  (net of bank indebtedness
of $136,132)
Acquisition of Mertex               (100,000)              -              -
distribution rights
                                 ------------   ------------   ------------
                                  (4,381,326)    (5,227,124)    (1,583,214)
                                 ------------   ------------   ------------
FINANCING ACTIVITIES
Repayment of obligations          (1,212,392)    (1,427,204)      (186,189)
under capital leases
Proceeds from (repayment of)       12,601,232      1,098,241      2,169,085
long-term debt
Deferred foreign exchange            (91,800)      (134,026)          9,772
gain (loss)
Advances from (repayment to)
shareholders                      (3,967,378)      1,343,944        517,717
  and director-related
companies
Net proceeds from issuance
of                                    210,913        640,812      1,850,687
  Class A common shares
Net proceeds from issuance                  -     12,093,206              -
of warrants
                                 ------------    -----------     ----------
                                    7,540,575     13,614,973      4,361,072
                                 ------------    -----------     ----------
CHANGE IN CASH                    (2,143,276)      2,973,799        544,256
CASH, beginning of year             3,863,919        890,120        345,864
                                 ------------    -----------     ----------
CASH, end of year                  $1,720,643     $3,863,919       $890,120
                                 ============    ===========     ==========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE TEN MONTH PERIOD ENDED APRIL 30, 1998
                AND THE YEARS ENDED JUNE 30, 1997 AND 1996
                           (In Canadian Dollars)
                                (continued)


                                         April 30,     June 30,   June 30,
                                            1998         1997       1996
Represented by:
Cash and short-term investments          $2,684,713   $4,213,255  $958,568
Cheques issued in excess of funds on      (964,070)     (349,336)  (68,448)
deposit                                  ----------   ----------- ---------
                                         $1,720,643   $3,863,919  $890,120
                                         =========    ==========  =========
Supplemental disclosure of cashflow
information
Cash paid for: Interest (net of amount   $1,014,519   $  515,035  $184,241
capitalized)                             ==========   ==========  ========
             Income taxes                        $-           $-        $-
                                         ==========   ==========  ========

1. DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market. Effective June 30, 1998, the Company de-listed itself from the Vancouver Stock Exchange. In fiscal 1998, the Company changed its year end from June 30 to April 30 for administrative reasons.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 22. All amounts are stated in Canadian dollars.


2. BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical supplies throughout North America.

   During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration, and in fiscal 1998 it obtained ISO 9001 certification.

   Management plans for fiscal 1999 include:

       implementing the next generation of automation;
       expanding the breadth of the product lines;
       developing broader sales distribution channels;
       maintaining focus on the core business; and continuing to focus on cost efficiencies.

   Subsequent to April 30, 1998, the Company is in the process of implementing the following:

      In June 1998, along with Paradigm Medical Industries, the Company announced that it signed a co-distribution agreement with Pharmacia & Upjohn covering a range of ophthalmic products. The three companies offer a comprehensive package of products to cataract surgeons.

     The  Company's equity investee, National Healthcare Logistics  LLC
     (NHLC) (see Note 6) began operations in September 1998 of its first "Hub & Spoke" distribution centre, Fort Myers, Florida based LeeSar Regional Service Centre (LeeSar). The "Hub" is owned jointly by Lee Memorial Healthcare Systems and Sarasota Memorial. The combination of a management fee earned by NHLC and cross-selling opportunities with the Company and its subsidiaries have the potential to increase revenues and earnings. In addition, NHLC now has a tangible facility in which to showcase the benefits of the "Hub & Spoke" system to others regional hospital systems in the United States.

      Management plans to reduce administrative costs of the operating entities and reduce the executive payroll at head office. The Company continues to streamline processes and to centralize certain functions.

   These consolidated financial statements have been prepared on the assumption that the Company is a going concern, meaning it will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

   The Company has incurred significant research and development costs, operating losses, and business development costs to date and had a consolidated deficit of $21,142,684 as at April 30, 1998. Also, as at April 30, 1998, the Company had negative working capital, which was a function of the capital leases being classified as current (see Note
   11). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance the growth in sales. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


3. SIGNIFICANT ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S., Medi Guard Inc., National Care Products Ltd., and Budva International LLC ("Budva"). All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investment in National Healthcare Logistics LLC using the equity method.

   Cash and Short-term Investments

   Cash and short-term investments consist principally of deposit instruments which are highly liquid and have original maturities of 90 days or less.

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the following rates and methods:

     Building, improvements and           4 - 8%          declining balance
     paving
     Furniture and fixtures                  20%          declining balance
     Automotive                              30%          declining balance
     Computer equipment                 20 - 30%          declining balance
     Machinery and equipment            20 - 30%          declining balance
     Equipment under capital                 30%          declining balance
     leases
                                                                        and
                                               7 years  units of production

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Other Assets

   Included in other assets is the following:

      Exclusive right to distribute and sell certain protective textiles, including the "Mertex" and "Mertex-Plus" fabrics. The distribution right is being amortized over the estimated useful life of the asset, which management estimates to be seven years, using a method based on forecasted future sales.

      Costs related to the issuance of the March 31, 1998 Convertible Debentures. The issue costs are being amortized on a straight-line basis over a two year period.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Rental payments under operating leases are charged to expense as incurred.

   Revenue Recognition

   Sales are recognized at the time the product is shipped to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities denominated in a foreign currency are adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses on long-term debt. In fiscal 1998, the foreign exchange loss relating to the March 31, 1998 Convertible Debentures, was deferred and amortized over the remaining term of the debentures. In fiscal 1997 and 1996, the unrealized exchange gains and losses relating to the capital lease obligations were deferred and amortized over the terms of the leases.

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

   Income Taxes

   The Company follows the deferral method of income tax allocation.

   Fair Value of Other Financial Instruments and Other Disclosures

   The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments - cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.


4. INVENTORIES

                                                     1998          1997
     Raw materials                                $3,891,327    $   912,681
     Finished goods                                  897,374      1,937,331
                                                  ----------    -----------
                                                  $4,788,701    $ 2,850,012
                                                  ==========    ===========

5. RECEIVABLES FROM SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES


                                                     1998          1997
     Receivable from shareholders                   $190,151             $-
     Receivable from director-related companies      396,058              -
                                                   ---------       ---------
                                                    $586,209             $-
                                                   =========       =========

   The receivables from shareholders and director-related companies are unsecured, non-interest bearing, with no specified terms of repayment, except for the receivable from a director-related company in the amount of $393,257 which is secured by the related company's fixed assets.


6. INVESTMENT IN NATIONAL HEALTHCARE LOGISTICS LLC

   During fiscal 1997, the Company acquired 150 Class A common voting shares, representing a 50% interest, and 333 1/3 Class C non-voting preferred shares of National Healthcare Logistics LLC ("NHLC"). During fiscal 1998, the Company acquired an additional 666 2/3 Class C non-voting, preferred shares. This investment is being accounted for under the equity method. NHLC, a limited liability company, was created in April, 1997. NHLC is in the service business managing the purchasing and distribution activities for hospitals, utilizing a "Hub and Spoke" distribution system.

7. PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS


                                      1998                        1997
                                  Accumulated
                        Cost      Depreciation       Net          Net

 Land                $556,503            $-       $556,503     $565,461
 Building,
   improvements       2,350,206       199,237      2,150,969    2,205,210
   and paving
   Furniture   and      329,925       100,356        229,569      193,611
   fixtures
   Automotive            74,009        30,481         43,528            -
   Computer             353,855        94,032        259,823      188,794
   equipment
   Machinery   and    7,763,091     1,931,883      5,831,208    2,061,552
   equipment
   Leasehold             53,809        53,809              -            -
   improvements
   Equipment
   under   capital   12,122,376     2,506,534      9,615,842    2,483,746
   lease            ------------   -----------   ------------  -----------
                     $23,603,774    $4,916,332    $18,687,442   $7,698,374
                    ============   ===========   ============  ===========


8. ASSETS UNDER DEVELOPMENT


                                                   1998          1997
   Machinery and equipment                         $627,504       $
   Machinery and equipment in storage                     -       408,562
   Equipment under capital lease 1194                     -     2,313,245
   Equipment under capital lease 1094 - 001               -     7,147,042
                                                   --------    ----------
                                                   $627,504   $ 9,868,849
                                                   ========   ===========

   In fiscal 1998, the machinery and equipment in storage and the equipment under capital lease 1194 were written down to zero value (see
   Note 17).

   Interest of $180,770 was capitalized to the equipment under capital lease 1094-001 in fiscal 1998 (1997 - $475,404). In fiscal 1998 the equipment was put into production, and accordingly was transferred into property, plant, and equipment used in operations.

   9. OTHER ASSETS


                                                          1998       1997
Mertex distribution rights, net of $59,020
in accumulated amortization                          $1,593,510         $-
March 31, 1998 Convertible Debentures issue
costs, net of $18,310 in accumulated amortization       421,120          -
                                                    -----------    --------
                                                     $2,014,630         $-
                                                    ===========    ========


   Effective September 8, 1997 the Company entered into an agreement with Importex Corporation ("Importex") and acquired the rights to distribute the Mertex and Mertex-Plus fabrics and miscellaneous other assets. As consideration for the purchase, the Company agreed to pay $100,000 cash, 225,000 Class A common shares of the Company at $6.90 per share and a warrant entitling Importex to purchase 150,000 Class A common shares of the Company (see Note 14).

   The Company incurred $439,430 of costs related to the issuance of the March 31, 1998 Convertible Debentures (Note 10). The issue costs are being amortized on a straight-line basis over a two year period.

10.LONG-TERM DEBT


                                                        1998         1997
Western Economic Diversification, term loan,
matures September 1, 2000, unsecured, non-
interest bearing, repayable in variable
quarterly payments commencing September 1, 1998    $1,804,835    $1,654,180

Province of Manitoba term loan, matures September
1, 2003, bears interest at the rate charged to
Manitoba Crown Corporations for borrowings
amortized over a ten year period (currently 8%),
secured by a first fixed charge against land,
buildings and equipment, and a second charge
over accounts receivable and inventories,
repayable in six consecutive monthly instalments
of $30,000 each commencing May, 1999 and
consecutive monthly instalments of $51,958 each     2,174,126     1,613,146
thereafter, until fully repaid

  Convertible Debentures, issued March 31, 1998
     for $6,750,000 U.S., bear cumulative
     interest at the rate of 6% per annum,
     repayable in cash or Class A common
     shares, automatic conversion to Class A
     common shares on March 31, 2000 (net of        8,583,416            -
     $1,162,356 reclassified to equity in
     accordance with Canadian GAAP)
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2.5%, matures
     April 17, 2002, secured by inventory and
     equipment of Budva, repayable in blended          34,065            -
     monthly payments of U.S. $580
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2%, matures
     September 1, 1998, secured by accounts
     receivable of Budva.  Management is              285,315            -
     currently negotiating terms of renewal of
     this loan
  Banister Bank, term loan, bears interest at
     the rate of U.S. prime plus 2.5%, matures
     September 25, 2003, secured by inventory
     and equipment of Budva, repayable in             905,830            -
     blended monthly payments of $12,191
  Mr. Perovich, note payable, non-interest
     bearing, matures April 15, 1999,  secured
     by a second charge over the assets of
     Budva, repayable by U.S. $50,000 cash and
     U.S. $100,000 worth of Class A common            224,355            -
     shares of the Company                      -------------   ----------
                                                   14,011,942    3,267,326
  Less:  current portion                          (1,091,488)    (460,000)
                                                -------------   ----------
                                                  $12,920,454   $2,807,326
                                                =============   ==========

   Minimum principal repayments required under the terms of the debt agreements for the years ended April 30 are as follows:

                1999                            $1,091,488
                2000                             1,627,662
                2001                             1,119,973
                2002                               795,723
                2003 and thereafter                793,680

   The Convertible Debentures will be repaid in Class A common shares on maturity. Accordingly, they have been excluded from the above repayment schedule.

   Subsequent to year end the Company received a further $133,017 advance on the Western Economic Diversification loan.

   Western Economic Diversification Loan

   The Western Economic Diversification loan represents subordinated financial assistance for capital costs, marketing costs, and working capital requirements. Under the terms of the loan agreement, the Company has agreed to maintain equity of not less than $2,200,000.

   Province of Manitoba Loan

   The Company has entered into an agreement with the Province of Manitoba for a term loan. A maximum of 42 months' relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year. The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. As of April 30, 1998 the job creation commitment has been met.

   Convertible Debentures

   Effective October 1, 1997, the Company issued U.S. $5,000,000 in Convertible Debentures (October Debentures). The October Debentures bore interest at 6% and were convertible into Class A common shares of the Company at the lesser of either 85% of the average quoted market price five day prior to conversion and U.S. $4.33. In addition, attached to the October Debentures were 250,000 warrants to acquire Class A common shares (October Warrants). During fiscal 1998, a portion of the October Debentures were converted to 1,475,572 Class A common shares. The remaining outstanding October Debentures were then repaid with proceeds from the March Debentures (see below). The October Warrants were cancelled upon extinguishment of the October Debentures.

   Effective March 31, 1998 the Company issued U.S. $6,750,000 in Convertible Debentures (March Debentures). The March Debentures bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the Company at the lesser of either 85% of the average quoted market price prior to conversion and U.S. $3.50. All debentures must be converted within two years from the closing day. In addition, attached to the debentures were 337,500 two year Convertible Debentures warrants (March Warrants). Each March Warrant entitled the holder to purchase one Class A common share at U.S. $2.83 during the first year or U.S. $3.09 during the second year.

   Management has determined the equity and liability portions of the March Debentures to be as follows:

                Liability portion          $8,399,694
                Equity portion              1,162,356
                                          -----------
                                           $9,562,050
                                          ===========

The March Debentures balance recorded in these financial statements consists of the following:


      Liability portion of March                     $8,399,694
      Debentures
      Deferred foreign exchange loss                     91,800
      Accrued interest                                   91,922
                                                     ----------
                                                     $8,583,416
                                                     ==========

11.OBLIGATIONS UNDER CAPITAL LEASES

   The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at April 30, 1998 as follows:



                             Lease        Lease       Lease
                           1094-001      1094-002     1194        Total
1999                       $1,171,443     $641,853   $699,731   $2,513,027
2000                        1,171,443      641,853     58,311    1,871,607
2001                        1,171,443      641,853          -    1,813,296
2002                          585,722      427,902          -    1,013,624
                           ----------     --------   ---------  ----------
Total minimum
  lease payments            4,100,051    2,353,461    758,042    7,211,554
Less:  amount
representing interest
approximating 12%             737,795      440,577     22,037    1,200,409
                           ----------   ----------   --------   ----------
                           $3,362,256   $1,912,884   $736,005   $6,011,145
                           ==========   ==========   ========   ==========

   Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the interpretation of the settlement terms at that time. During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   The capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

   Subsequent to year end National Healthcare Manufacturing Corporation, U.S., suspended payments to the lessor of the equipment under capital lease. The lessor issued a letter of default and therefore the full amount of the obligation has been classified as current. Management believes that the matter relating to the letter of default will be resolved without material effect to the Company.


12.PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                     1998          1997
     Payable to shareholders                         $553,869    $1,187,551
     Payable to director-related companies                  -       877,219
                                                     --------    ----------
                                                     $553,869    $2,064,770
                                                     ========    ==========

   The payables to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment. The shareholders have agreed to not demand repayment within fiscal 1999; accordingly these payables have been classified as non-current.


13.CAPITAL STOCK

                                                     1998          1997
Common Shares
Authorized
Unlimited Class A common shares, voting

Issued
15,821,903     Class A common shares,
net of issue costs (1997 - 11,070,415)            $17,179,856   $ 9,318,163
                                                  ===========   ===========


Potential Dilution
                                                   1998          1997
Performance shares                                1,180,000     1,180,000
Stock options                                     1,210,904     1,367,654
July 31, 1996, Special Warrants                           -       905,000
July 31, 1996, Broker's Special Warrants                  -        75,416
January 8, 1997, Agent's Special Warrants                 -       128,000
January 8, 1997, Agent's Warrants                   128,000             -
January 8, 1997, Special Warrants                         -     1,600,000
January 8, 1997, SW Warrants                      1,600,000             -
Importex Warrant                                    150,000       150,000
March 31, 1998 Debenture Warrants                   337,500             -
                                                 ----------   -----------
                                                  4,606,404     5,406,070
                                                 ==========   ===========

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                               Date of Issuance
                                       1998            1997         1996
Options outstanding,                  1,367,654          957,829    987,829
  beginning of year
Options granted                               -          536,950          -
Options exercised                      (37,500)         (67,125)          -
Options cancelled or expired          (119,250)         (60,000)   (30,000)
                                    -----------      -----------  ---------
Options outstanding, end of year      1,210,904        1,367,654    957,829
                                    ===========      ===========  =========

Exercise prices of options
  granted during the year                   NIL          $3.81 -
                                                           $6.13
Expiry date of options                              Aug 11, 2001
  granted during the year                                    and
                                                    June 3, 2002

   On May 21, 1998, the stock options with an exercise price of $6.13 were repriced to $3.70. On May 31, 1998, 370,000 stock options were granted at an exercise price of $3.70. These options expire May 21, 2000. On October 2, 1998, all outstanding stock options were repriced to $0.96.

   As a condition of the government assistance received from the Province of Manitoba, certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options, or shares issued to them upon exercise of their stock options.


14.WARRANTS

   The Company has issued various types of warrants, as follows:

   Agent's Warrants

   In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. In fiscal 1997, all agents warrants were exercised.

   Special Warrants

   On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants were issued as a fully paid security and each special warrant was exercisable into one Class A common share and one transferable Class A common share purchase warrant. Each Class A common share purchase warrant entitled the holder to purchase one additional Class A common share at a price of $3.50 per share. The warrants were exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus. During fiscal 1998, all of the special warrants were exercised, resulting in issuance of 905,000 Class A common shares and 905,000 Class A common shares purchase warrants. In addition, 305,000 of the Class A common shares purchase warrants were exercised for 305,000 Class A common shares. The remaining Class A common share purchase warrants had expired.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant was exercisable into one compensation warrant. Each compensation warrant entitled the broker to purchase one Class A common share at a price of $3.00 per share. During fiscal 1998 the broker and compensation warrants were exercised.

   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A common share and one-half of one non-transferable SW warrant. Each whole warrant entitled the holder to purchase one additional Class A common share at a price of $7.00 per share. Since receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A common share and one (rather than one-half) non-transferable SW warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   During fiscal 1998, both the January 8, 1997 special warrants and the January 8, 1997 agent's warrants were exercised. This gave rise to the issuance of 1,600,000 SW warrants and 128,000 agent's warrants which entitled the holder to purchase one additional share at a price of $7.00 prior to the expiry date of July 8, 1998.

   Importex Warrant

   Concurrent with the acquisition of the right to distribute Mertex and Mertex-Plus from Importex (see Note 8), Importex received a warrant to purchase 150,000 Class A common shares at a purchase price of $6.90 until September 7, 1998, after which the purchase price increases to $7.94 until expiry on September 7, 1999. This one Importex warrant remained outstanding as at April 30, 1998.

   Debenture Warrants

   Concurrent with the issuance of U.S. $6,750,000 in Convertible Debentures on March 31, 1998, the debenture holders received 337,500 warrants. Each warrant is exercisable within two years of issuance and entitles the holder to purchase one Class A common share at a purchase price of U.S. $2.83, if converted during the first year or U.S. $3.09, if converted during the second year. These debenture warrants remained outstanding as at April 30, 1998.

   15.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $17,000,000 ($1997 - $10,990,000) which can be utilized to reduce the taxable income of future years. These losses expire between 2002 and 2013. The Company is also entitled to tax credits of approximately $227,000 (1997 - $244,000) which are creditable against provincial income taxes. The tax credits expire between 2002 and 2003.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements.


16.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry.

                                                     1998          1997
Sales to customers outside Canada                  $2,858,349    $2,482,035
Sales to customers within Canada                    4,662,890     2,423,366
                                                   ----------    ----------
                                                   $7,521,239    $4,905,401
                                                   ==========    ==========

   The 1998 increase in sales to customers within Canada was partially due to the acquisition of Medi Guard Inc. (see Note 19).


17.UNUSUAL ITEMS

   During the fourth quarter of 1998, the Company undertook an asset impairment analysis which indicated that the net carrying values of certain laboratory equipment of $2,721,807, acquired under capital lease 1194 in fiscal 1995, were impaired. An insurance claim was filed in fiscal 1995 when the Company noted that a portion of the equipment was missing. The Company opted to leave the equipment in storage until the insurance claim was settled. As the claim is still unsettled, the result indeterminable and in conjunction with the asset impairment analysis, the Company has reduced the carrying value of the equipment to zero.

   During fiscal 1998, the Company made advances of $1,870,274 to a related company and its subsidiary. Collectibility of this amount is not determinable and accordingly, management has reserved for the full amount of the advances receivable.

   Recovery, if any, from the above items will be recorded as a gain in the year realized.

   18.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted the Company rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. The Company has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to the Company.

   During the year, the Company paid $nil (1997 - $804,832) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


19.BUSINESS ACQUISITIONS

   Acquisition of Budva International, LLC

   Effective April 29, 1998, the Company acquired all of the issued and outstanding shares of Budva International LLC, a manufacturer of disposable plastic products for the healthcare industry. In consideration therefore, the Company agreed to pay two times the net annualized earnings of the business for the twelve months following two months after the effective date. The purchase price is to be paid by the Company by issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated, based on the estimated fair value of the net assets at the date of acquisition, as follows:

           Current assets                                $181,322
           Property, plant and equipment                1,669,035
           Current liabilities                          (400,792)
           Long-term debt                             (1,449,565)
                                                      -----------
                                                               $-
                                                      ===========

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   Acquisition of Medi Guard Inc.

   Effective November 24, 1997 the Company acquired all of the issued and outstanding shares of Medi Guard Inc. In consideration therefore, the Company agreed to pay the greater of $400,001 or 1.5 times annualized earnings of the business in the first year after acquisition. The purchase price is to be paid by the Company issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition was accounted for using the purchase method and the total consideration paid was allocated based on the estimated fair value of the net assets at the date of acquisition, as follows:

     Current assets                                       $1,104,331
     Property, plant and equipment                         2,001,213
     Other assets                                             98,922
     Goodwill                                                400,000
     Current liabilities                                 (1,635,189)
     Obligations under capital leases                      (500,000)
     Long-term debt                                      (1,069,276)
                                                         -----------
                                                            $400,001
                                                         ===========

   Subsequent to the acquisition date, management has evaluated the acquisition and has determined that the goodwill in the amount of $400,000 should be written off. This write-off is included in amortization expense.

   Contingent consideration based on future earnings will be recorded when it is determinable and the allocation of the purchase price will be adjusted accordingly.

   The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-forma results of operations have not been presented for the full year as it would not be materially different from the fiscal 1998 results of operations.


20.COMPARATIVE FIGURES

   Certain of the prior year's figures have been reclassified to conform to the current year's presentation.


21.SUBSEQUENT EVENTS

   The following event occurred subsequent to year end, in addition to those events disclosed elsewhere in these financial statements.

   Acquisition of Custom Pack Reliability

   Effective September 5, 1998, the Company acquired 100% of the issued and outstanding shares of Conseluf Management Services Inc., a privately held company based in Niagara Falls, New York doing business as Custom Pack Reliability. Custom Pack Reliability has been assembling and supplying custom packs to hospitals and surgical centres throughout North America since 1992. The Company paid $500,000 for all the shares and shareholder loans of Conseluf Management Services Inc. and for certain assets. The purchase price is to be paid, over a period of 300 days following the signing of a formal agreement of purchase and sale, by the Company electing to either pay cash or issue Class A common shares at a per share value equal to the average closing price for the five trading days preceding the closing date. The acquisition is subject to regulatory approval.

   22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

   Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on the Small Cap board of NASDAQ in the United States.

   A description of the Company's accounting principles which differ significantly from U.S. GAAP are as follows:

   Foreign Currency Translation

   Unrealized exchange gains and losses relating to the translation of the March 31, 1998 Convertible Debentures are deferred and amortized over the remaining term of the debenture. Under U.S. GAAP, the exchange gains and losses would be recognized in income currently.

   Earnings Per Share

   Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

   Deferred Taxes

   Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the

22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)

   Deferred Taxes (continued)

   GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 15 would be disclosed.

   Convertible Debentures

   The March 31, 1998 Convertible Debentures have been apportioned between debt and equity in accordance with the substance of the contractual arrangement. In addition, the difference between the economic interest on a comparable debt instrument with no convertible feature, and the coupon interest rate, has been accrued.

   Under U.S. GAAP, there would be no bifurcation of the Convertible Debenture between its debt and equity components. In addition the difference between the economic interest rate and the coupon rate would not be accounted for. Also, under U.S. GAAP value would be allocated to the warrants which were attached to the Convertible Debentures.

   The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

                                                  1998            1997
Net loss as reported                          $(12,814,101)    $(4,248,043)
Additions to deferred foreign exchange gain        (91,800)       (134,026)
(loss)
Incremental interest expense resulting from
  difference between the economic interest
and                                                  92,000               -
    coupon rate on the March 31, 1998         -------------    -------------
Convertible Debentures
Net loss - U.S. GAAP                          $(12,813,901)    $(4,382,069)
                                              =============    ============
Weighted average shares outstanding - U.S.       12,332,344       9,745,842
GAAP                                          =============    ============
Loss per share - U.S. GAAP                          $(1.03)         $(0.45)
                                              =============    ============
Shareholders' equity as reported                 $8,130,378     $13,082,786
Incremental interest expense resulting from
  difference between the economic interest
and                                                  92,000               -
    coupon rate on the March 31, 1998
Convertible Debentures
Deferred foreign exchange gain (loss)              (91,800)          54,128
Portion of March 31, 1998
  Convertible Debentures allocated to           (1,162,356)               -
equity
Portion of March 31, 1998
  Convertible Debentures allocated to               300,000               -
warrants                                        -----------    -------------
Shareholders' equity - U.S. GAAP                 $7,268,222     $13,136,914
                                                ===========    ============

22.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
   (continued)

   Convertible Debentures (continued)

   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.


23.UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk, which, if not properly addressed, could affect an entity's ability to conduct normal business operations. Management is addressing this issue, however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on the Company's operations.

(B)  INDEX TO EXHIBITS:
                                                           Page

     1.  Certificate of Incorporation, By-Laws/Articles
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --

     2. Instruments defining the rights of holders of equity or debt securities being registered.
            --- Refer to Exhibit No. 1 ---

     3.  Material Contracts:
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --

     4.  Foreign Patents: Not Applicable.
     5.  Diagram of Parent and Subsidiaries: Not Included.

     6.  Other Documents:
         -- Incorporated by Reference to Form 20-FR
            (as amended) and Form 6K's --





     SIGNATURE PAGE.......................................   112

                              SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report for Fiscal 1998 to be signed on its behalf by the undersigned, thereunto duly authorized.


National Healthcare Manufacturing Corporation; SEC File #0-27998
Registrant





Dated: 11/13/98           By: /s/ Mahmood Shahsavar
                             ---------------------------------------------
                             Mahmood (Mac) Shahsavar, President and Chief
                             Executive Officer